Exhibit 2.1

EXECUTION VERSON

AGREEMENT AND PLAN OF MERGER

by and among

SEZZLE INC.,

MIYAGI MERGER SUB, INC.,

and

ZIP CO LIMITED

Dated February 28, 2022

TABLE OF CONTENTS

Article 1 THE MERGER	3

1.01 The Merger	3
1.02 Closing	4
1.03 Effective Time	4
1.04 Effects of the Merger	4
1.05 Certificate of Incorporation and Bylaws	4
1.06 Directors and Officers of Surviving Corporation	4
1.07 Treatment of the Company Shares and the Company Equity Awards	4
1.08 Election	8
1.09 Closing of the Company Transfer Books	9
1.10 Exchange Fund; Exchange of Certificates	10
1.11 Withholding	12
1.12 Adjustments to Prevent Dilution	12
1.13 Further Action	13
1.14 Post-Merger Operations	13

Article 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY	13

2.01 Organization and Corporate Power	14
2.02 Authorization; Valid and Binding Agreement	14
2.03 Capital Stock	15
2.04 Subsidiaries	16
2.05 No Breach	16
2.06 Consents	17
2.07 ASX Filings; SEC Reports; Disclosure Controls and Procedures	17
2.08 No Undisclosed Liabilities	19
2.09 Absence of Certain Developments	19
2.10 Compliance with Laws	19
2.11 Title to Tangible Properties	20
2.12 Tax Matters.	21
2.13 Contracts and Commitments	23
2.14 Intellectual Property	26
2.15 Litigation	28
2.16 Insurance	28
2.17 Employee Benefit Plans	28
2.18 Environmental Compliance and Conditions	30
2.19 Employment and Labor Matters	30
2.20 Regulatory Matters	31
2.21 Brokerage	33
2.22 Disclosure	33
2.23 No Rights Agreement	34
2.24 Opinion	34
2.25 Takeover Laws	34
2.26 No Other Representations and Warranties of Parent and Merger Sub	34

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Article 3 REPRESENTATIONS AND WARRANTIES OF PARENT and MERGER SUB	35

3.01 Organization and Corporate Power	35
3.02 Authorization; Valid and Binding Agreement	36
3.03 Capital Stock	36
3.04 No Breach	37
3.05 Consents	37
3.06 Sufficient Shares	38
3.07 Financing	38
3.08 ASX Reports; Disclosure Controls and Procedures	38
3.09 No Undisclosed Liabilities	39
3.10 Absence of Certain Developments	39
3.11 Compliance with Laws	39
3.12 Brokerage	40
3.13 Ownership of the Company Shares	40
3.14 Intellectual Property.	40
3.15 Litigation.	42
3.16 Regulatory Matters.	42
3.17 Tax Matters.	44
3.18 Disclosure	45
3.19 Merger Sub	45
3.20 No Other Representations and Warranties of the Company	45

Article 4 COVENANTS RELATING TO CONDUCT OF BUSINESS	46

4.01 Covenants of the Company	46
4.02 Covenants of Parent	49
4.03 No Control of Other Party’s Business	50

Article 5 ADDITIONAL COVENANTS OF THE PARTIES	50

5.01 Investigation	50
5.02 Registration Statement and Proxy Statement for Stockholder Approval	51
5.03 Stockholders’ Meetings	52
5.04 Chess Depositary Instruments	54
5.05 ASIC Registrations	54
5.06 Registration of Parent ADRs	54
5.07 Company Non-Solicitation	54
5.08 Parent Non-Solicit	58
5.09 Further Action; Efforts	61
5.10 Employee and Labor Matters.	64
5.11 Indemnification of Officers and Directors	65
5.12 Public Disclosure	66
5.13 Advice of Changes	66
5.14 Stock Exchange Listings	67
5.15 Takeover Laws	67
5.16 Section 16	67

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5.17 Tax Matters	67
5.18 Stockholder Litigation	69
5.19 Financing Cooperation	69
5.20 State Licensing	71
5.21 Cooperation	71
5.22 Receivables Purchase	71

Article 6 CONDITIONS TO CLOSING	72

6.01 Conditions to All Parties’ Obligations	72
6.02 Conditions to Parent’s and Merger Sub’s Obligations	73
6.03 Conditions to Company’s Obligations	74
6.04 Waiver of Conditions	75

Article 7 TERMINATION	75

7.01 Termination	75
7.02 Effect of Termination	78
7.03 Termination Fees; Reimbursable Expenses	78

Article 8 MISCELLANEOUS	81

8.01 Expenses	81
8.02 Amendment	81
8.03 Waiver	81
8.04 No Survival of Representations and Warranties	82
8.05 Entire Agreement; Counterparts	82
8.06 Applicable Law; Jurisdiction	82
8.07 Waiver of Jury Trial	82
8.08 Assignability	83
8.09 No Third Party Beneficiaries	83
8.10 Notices	83
8.11 Certain Definitions	85
8.12 Other Definitional Provisions	105
8.13 Severability	106
8.14 Specific Performance	106

Exhibit A – Company Support Agreements

Exhibit B – Parent Support Agreements

Exhibit C – Surviving Corporation Certificate of Incorporation

Exhibit D –Surviving Corporation Bylaws

Exhibit E – Initial List of Surviving Corporation Directors and Executive Officers

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of February 28, 2022, by and among Sezzle Inc. (the “Company”), a Delaware public benefit corporation, Zip Co Limited, an Australian public company limited by shares (“Parent”), and Miyagi Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, in connection with the exploration of potential opportunities for business combinations, mergers, acquisitions, dispositions, divestitures and other similar change in control transactions, on September 9, 2021, the board of directors of the Company (the “Company Board”), formed a committee of the Company Board comprised of independent and disinterested directors (the “M&A Committee”) to, among other things, (a) review, analyze and make recommendations to the Company Board with respect to potential opportunities for business combinations, mergers, acquisitions, dispositions, divestitures and other similar change in control transactions involving the Company (collectively, “Strategic Transactions”), (b) evaluate and/or negotiate the terms of any Strategic Transactions, and determine whether any such Strategic Transaction is in the best interests of the Company and the Company’s minority stockholders, (c) evaluate and/or negotiate the terms of any material amendment, modification or supplement to any agreement resulting from a Strategic Transaction, or any waiver or departure from the terms and conditions of such an agreement, and determine whether any such amendment, modification, supplement, waiver or departure is in the best interests of the Company and the Company’s minority stockholders, (d) evaluate and/or negotiate any material determinations, decisions or elections to be made by the Company under, or with respect to, any agreement resulting from a Strategic Transaction, and determine whether any such determination, decision or election is in the best interests of the Company and the Company’s minority stockholders, and (e) perform additional functions that are necessary or appropriate for the efficient discharge of the foregoing;

WHEREAS, following the M&A Committee’s review of certain potential negotiated transactions or business combinations and its determination that the transactions contemplated by this Agreement, including the Merger (as defined below) (the “Contemplated Transactions”), are fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promote the Public Benefit (as defined herein), the M&A Committee has reviewed and unanimously approved the terms of the Contemplated Transactions and has unanimously recommended that the Company Board (i) approve the acquisition of the Company by Parent pursuant to the Merger on the terms and subject to the conditions set forth in this Agreement and (ii) approve this Agreement and recommend that the holders of the Company Shares (as defined herein) (the “Company Stockholders”) adopt this Agreement and approve the Merger and the other Contemplated Transactions, including the cancellation of the Company Equity Awards (collectively, the “M&A Committee Recommendation”);

WHEREAS, the consummation of the Contemplated Transactions is conditioned upon, among other conditions, the receipt of the affirmative vote of a majority of the issued and outstanding Company Shares, in favor of the adoption of this Agreement and approval of the Merger (as defined below);

WHEREAS, the Company Board, acting upon the M&A Committee Recommendation, and the board of directors of Parent (the “Parent Board”) each have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement, pursuant to a transaction in which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, pursuant to the Merger, each share of the Company’s common stock, $0.00001 par value per share (including each share of the Company’s common stock in respect of which a Company CDI has been issued) (the “Company Shares”), outstanding at the Effective Time will be converted into the right to receive the Merger Consideration (as defined herein), as more fully provided in this Agreement;

WHEREAS, the Company Board, acting upon the M&A Committee Recommendation, has unanimously determined, subject to the terms of this Agreement, that the Contemplated Transactions are fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promote the Public Benefit, and approved this Agreement and resolved to recommend that the Company Stockholders adopt this Agreement;

WHEREAS, the Parent Board has unanimously approved and declared advisable this Agreement, the Contemplated Transactions, the Parent Share Issuance (as defined herein) and the issuance of the New Parent Equity Awards (as defined herein), and determined that it is in the best interests of Parent and the shareholders of Parent (the “Parent Stockholders”) to enter into this Agreement and consummate the Contemplated Transactions and effect the Parent Share Issuance and the issuance of the New Parent Equity Awards, and has resolved to recommend that the Parent Stockholders approve the Transaction Resolutions;

WHEREAS, the Parent Board has directed that all resolutions required to give effect to the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards for the purposes of any applicable Law (including the ASX Listing Rules) (the “Transaction Resolutions”) be put to the Parent Stockholders at an extraordinary general meeting of the Parent Stockholders to be convened by Parent for the purposes of considering such resolutions (the “Parent Extraordinary General Meeting”), including to approve the issuance of the Parent Ordinary Shares (as defined below) and Parent ADRs (as defined herein) (including the Parent Ordinary Shares underlying the Parent ADRs) in the Merger (collectively, the “Parent Share Issuance”) and the issuance of the New Parent Equity Awards in accordance with the ASX Listing Rules;

WHEREAS, except as otherwise provided in this Agreement, (i) the Merger is intended to qualify as a “reorganization” as described in Section 368 of the Code, (ii) this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code and (iii) with respect to the Merger, Parent is intended to be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that is a U.S. Person and that holds five percent (5%) or more of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i)) immediately following the Merger);

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has duly adopted this Agreement and approved the Merger;

WHEREAS, the sole stockholder of Merger Sub has adopted this Agreement and approved the Merger in accordance with the DGCL;

WHEREAS, as a material inducement to Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company have executed and delivered separate support agreements with Parent agreeing to certain matters with respect to the Contemplated Transactions, including to vote all Company Shares held by them in favor of the Merger, in substantially the form attached hereto as Exhibit A (the “Company Support Agreements”);

WHEREAS, as a material inducement to the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of Parent have executed and delivered separate support agreements with the Company agreeing to certain matters with respect to the Contemplated Transactions, including to vote all Parent Ordinary Shares held by them in favor of the Transaction Resolutions, in substantially the form attached hereto as Exhibit B (the “Parent Support Agreements”);

WHEREAS, at or promptly following the execution and delivery of this Agreement, Parent is commencing a (a) private placement of approximately seventy eight million three hundred thousand (78,300,000) Parent Ordinary Shares to investors to raise up to one hundred and forty-eight million seven hundred thousand Australian Dollars (AUS $148,700,000) pursuant to the Underwriting Agreement (as defined herein) that is being executed concurrently with the execution and delivery of this Agreement and (b) share purchase plan relating to the offer and issuance to certain eligible Parent Stockholders ((a) and (b), the “Financing”); and

WHEREAS, certain defined terms used in this Agreement are defined in Section 8.11.

NOW, THEREFORE, in consideration of the premises, representations, warranties and covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

Article 1

THE MERGER

1.01 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the survivor of the Merger (the “Surviving Corporation”). The Surviving Corporation will continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this Article 1. Immediately after the Merger, the Surviving Corporation will be a wholly owned subsidiary of Parent.

1.02 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place on a date and at a time to be specified by the parties, which will be no later than the fifth (5th) Business Day after satisfaction or (to the extent permitted by applicable Law) written waiver of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) written waiver of such conditions at the Closing) (such date on which the Closing occurs, the “Closing Date”), by electronic transmission of counterpart signatures to the documents contemplated by this Agreement, unless another date, time and/or place is mutually agreed upon in writing by Parent and the Company.

1.03 Effective Time. At the Closing, the parties hereto will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger shall become effective on the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Parent and the Company, being hereinafter referred to as the “Effective Time,” and the parties hereto will make all other filings or recordings required under the DGCL in connection with the Merger.

1.04 Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the DGCL.

1.05 Certificate of Incorporation and Bylaws of Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Exhibit C, and, as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law. At the Effective Time, and without any further action on the part of the Company, Parent or Merger Sub, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Exhibit D, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

1.06 Directors and Officers of Surviving Corporation. From and after the Effective Time, each individual listed on Exhibit E will have the initial director and executive officer role at the Surviving Corporation set forth across from such individual’s name on Exhibit E, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until his or her successor has been duly elected, designated or qualified, or until his or her earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.07 Treatment of the Company Shares and the Company Equity Awards.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any shares of capital stock thereof:

(i) each Company Share held as of the Effective Time by the Company, Parent or Merger Sub (collectively, but excluding any Company Shares held by any Company Plan, the “Parent Excluded Shares”), will be cancelled and retired and shall cease to exist, and no consideration will be delivered in exchange therefor; and

(ii) each Company Share held as of the Effective Time by any direct or indirect Subsidiary of the Company or any direct or indirect Subsidiary of Parent (collectively, the “Subsidiary Excluded Shares,” and together with the Parent Excluded Shares, the “Excluded Shares”) shall be converted into such number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time (such shares, “Former Subsidiary Excluded Shares”); and

(iii) subject to Section 1.11, each Company Share outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be converted into the right to receive the following:

(A) in the case of a Company Share to which an election to receive Parent Ordinary Shares (a “Parent Ordinary Share Election”) has been properly made and not properly revoked pursuant to Section 1.08, or with respect to which no election has been properly made (each, a “Parent Ordinary Share Electing Share” and collectively, the “Parent Ordinary Share Electing Shares”), a number of Parent Ordinary Shares equal to the Exchange Ratio (as defined below) (the “Parent Ordinary Share Election Consideration”); or

(B) in the case of a Company Share held by any Person who is not an Australian Stockholder to which an election to receive Parent ADRs (a “Parent ADR Election”) has been properly made and not properly revoked pursuant to Section 1.08 (each, a “Parent ADR Electing Share” and collectively, the “Parent ADR Electing Shares”), a number of American depositary receipts (“Parent ADRs”) representing a number of ordinary shares in the capital of Parent (“Parent Ordinary Shares”) equal to the Exchange Ratio (the “Parent ADR Election Consideration” and together with the Parent Ordinary Share Election Consideration, the “Merger Consideration”).

(b) At the Effective Time and subject to Section 1.11:

(i) Company RSUs.

(1) Each Company RSU that is unvested and outstanding immediately prior to the Effective Time shall be converted into a performance right (each, an “Adjusted RSU”) with the same terms and conditions (subject to any changes required by Australian Law, including the ASX Listing Rules) as were applicable to such Company RSU immediately prior to the Effective Time (including service-based vesting and double-trigger vesting and all other provisions set forth under the applicable award agreements and Company Stock Plans) and relating to the number of Parent Ordinary Shares equal to the product of (A) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share, except that Parent may settle each Adjusted RSU in its discretion through an issuance of new Parent Ordinary Shares, a transfer of existing Parent Ordinary Shares from any Parent employee share trust (or similar arrangement) and/or by allocating in the name of the relevant Person Parent Ordinary Shares held by any Parent employee share trust (or similar arrangement). Any accrued but unpaid dividend equivalents in connection with any Company RSU will be assumed and become an obligation in connection with the applicable Adjusted RSU. Notwithstanding anything to the contrary set forth in this Agreement, the maximum number of Adjusted RSUs shall not exceed 6,184,811 (settleable into a maximum of 6,184,811 Parent Ordinary Shares).

(2) Each Company RSU, to the extent vested and outstanding as of immediately prior to the Effective Time, shall, without any action on the part of Parent, the Company or of the holder thereof, be cancelled, with the holder of such Company RSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in the form of Parent ADR Election Consideration or Parent Ordinary Share Election Consideration (as determined at the discretion of the Company so long as the Company provides prior written notice of such determination to Parent) in respect of each Company Share subject to the Company RSU immediately prior to the Effective Time; provided that any holder of such vested Company RSU that is an Australian Stockholder shall only be entitled to receive the Merger Consideration in the form of Parent Ordinary Share Election Consideration.

(ii) Company Options.

(1) Each Company Option that is unvested and outstanding immediately prior to the Effective Time shall be converted into an option to purchase Parent Ordinary Shares (each, an “Adjusted Option”) with the same terms and conditions (subject to any changes required by Australian Law, including the ASX Listing Rules) as were applicable to such Company Option immediately prior to the Effective Time (including service-based vesting and double-trigger vesting and all other provisions set forth under the applicable award agreements and Company Stock Plans; provided, however, that each Company Option that is subject to a Company total shareholder return performance-based vesting condition (“Company TSR”), shall, immediately prior to the Effective Time, become earned, if at all, by using the Closing Date as the end of the applicable performance period for purposes of measuring Company TSR, with the resulting Adjusted Option, if any, subject to service-based vesting through the end of the original performance period and continuing on the same terms and conditions as were in effect immediately prior to the Effective Time), and relating to the number of Parent Ordinary Shares equal to the product of (A) the number of Company Shares subject to such Company Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share, except that Parent may settle each Company Option in its discretion through an issue of new Parent Ordinary Shares, a transfer of existing Parent Ordinary Shares from any Parent employee share trust (or similar arrangement) and/or by allocating in the name of the relevant Person Parent Ordinary Shares held by any Parent employee share trust (or similar arrangement). The exercise price per Parent Ordinary Share subject to any such Adjusted Option will be an amount equal to the quotient of (1) the exercise price per Company Share subject to such Company Option immediately prior to the Effective Time divided by the Exchange Rate as of the date hereof and (2) the Exchange Ratio, with any fractional cents rounded up to the nearest whole cent. The exercise price per Parent Ordinary Share subject to any such Adjusted Option and the number of Parent Ordinary Shares subject to any such Adjusted Option will be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. Notwithstanding anything to the contrary set forth in this Agreement, the maximum number of Adjusted Options shall not exceed 9,098,430 (exercisable into a maximum of 9,098,430 Parent Ordinary Shares).

(2) Each Company Option, to the extent vested and outstanding as of immediately prior to the Effective Time, shall, without any action on the part of Parent, the Company or of the holder thereof, be cancelled, with the holder of such Company Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in the form of Parent ADR Election Consideration or Parent Ordinary Share Election Consideration (as determined at the discretion of the Company so long as the Company provides prior written notice of such determination to Parent) in respect of a number of Company Shares equal to the quotient of (A) the product of (x) the amount by which the Implied Per Share Value exceeds the exercise price per share of such Company Option multiplied by (y) the total number of Company Shares subject to such Company Option, divided by (B) the Implied Per Share Value; provided that any holder of such vested Company Option that is an Australian Stockholder shall only be entitled to receive the Merger Consideration in the form of Parent Ordinary Share Election Consideration.

(iii) Company Actions. Prior to the Effective Time, the Company Board or a committee thereof with necessary authority shall adopt such resolutions as may be reasonably necessary to provide for or give effect to the transactions contemplated by this Section 1.07(b).  Prior to any such adoption, the Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all such resolutions, and shall consider any such comments in good faith.  If requested by Parent no later than ten (10) days prior to the anticipated Closing Date, the Company Board or a committee thereof with necessary authority shall adopt such resolutions as may be reasonably necessary to terminate the Company Stock Plans effective as of immediately prior to, but subject to the occurrence of, the Effective Time.

(c) No fractional Parent Ordinary Shares or fractional Parent ADRs will be issued in connection with the Merger, no dividends or distributions of Parent will relate to such fractional share interests, no certificates for any such fractional shares will be issued, and such fractional share interests will not entitle the Person who would otherwise be the owner thereof to vote or to any rights as a Parent Stockholder. Any Company Stockholders who would otherwise be entitled to receive a fraction of a Parent Ordinary Share (including a restricted Parent Ordinary Share) or a fraction of a Parent ADR as a result of the Merger (after taking into account all Company Shares held immediately prior to the Effective Time by such holder) will, in lieu of such fraction of a Parent Ordinary Share and upon surrender of such Company Share Certificate or Book-Entry Shares, be paid in cash in an amount equal to the product of (i) such fractional part of a Parent Ordinary Share or a Parent ADR multiplied by (ii) the Implied Per Share Value. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional Parent Ordinary Shares or fractional Parent ADRs was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Ordinary Shares or fractional Parent ADRs.

(d) All calculations performed pursuant to the terms of this Agreement will be calculated to two decimal places (0.01), where applicable.

(e) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares or capital stock thereof, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of common stock, $0.01 par value per share, of the Surviving Corporation and will constitute the only outstanding shares of common stock of the Surviving Corporation other than Former Subsidiary Excluded Shares, if any.

1.08 Election.

(a) Each holder of Company Shares who is not an Australian Stockholder (other than in respect of any Excluded Shares) shall have the right, subject to the limitations set forth in this Article 1, to submit an Election in accordance with this Section 1.08 on or prior to the Election Deadline. The Company shall not waive the Election Deadline unless such Election Deadline is waived with respect to all holders of Company Shares, the new election deadline is publicly disclosed by the Company to all holders of Company Shares on a date agreed to by Parent, and Parent has given its prior written consent to such waiver (such agreement or consent not to be unreasonably withheld, conditioned or delayed). “Election Deadline” means 5:00 p.m., New York time, on the Business Day immediately following the date on which the Company Stockholders’ Meeting is held or such other time or date as may be required by ASIC in connection with Section 6.01(f) or the Company and Parent shall mutually agree in writing. The Company and Parent shall cooperate to issue a press release in accordance with Section 5.12 that is reasonably satisfactory to each of them announcing the date of the Election Deadline at least five (5) Business Days prior to the Election Deadline.

(b) Each holder of Company Shares who is not an Australian Stockholder may specify in a request made in accordance with the provisions of this Section 1.08 (an “Election”) (i) the number of Company Shares with respect to which such holder desires to make a Parent Ordinary Share Election and (ii) the number of Company Shares with respect to which such holder desires to make a Parent ADR Election.

(c) Parent shall prepare a form of election that is reasonably acceptable to the Company (the “Form of Election”), and Company shall mail, or shall cause the Exchange Agent to mail and deliver, together with the Proxy Statement, the Form of Election to each holder of Company Shares who is not an Australian Stockholder as of the record date for notice of the Company Stockholders’ Meeting not less than twenty (20) Business Days prior to the anticipated Election Deadline (the period between such mailing and the Election Deadline, the “Election Period”). The Company shall make available one or more Forms of Election as may reasonably be requested from time to time by all Persons who are not Australian Stockholders and who become holders of Company Shares during the period following the record date for the Company Stockholders’ Meeting and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed. Any Company Share with respect to which the holder of Company Shares does not make a valid Election by the Election Deadline shall be deemed to be a Parent Ordinary Share Electing Share.

(e) Any holders of Company Shares who are not Australian Stockholders may, at any time during the Election Period, revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline, together with a properly completed and signed revised Form of Election. Any subsequent transfers of any Company Shares after the holder of such Company Shares has made an Election shall automatically revoke such Election as to such Company Shares (and such subsequent transferee may make a new Election pursuant to and if permitted by the terms of this Section 1.08). Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company and Parent that this Agreement has been terminated in accordance with Article 7. The Exchange Agent and Parent shall have reasonable discretion to determine if any Election is not properly made, changed or revoked with respect to any Company Shares (none of the Company, Parent, Merger Sub or the Exchange Agent being under any duty to notify any holder of Company Shares of any applicable defect). In the event the Exchange Agent or Parent makes a good faith determination that an Election (i) was not properly made (including as a result of the Exchange Agent not receiving an Election by the Election Deadline) or (ii) has been otherwise revoked, such Election shall be deemed to be ineffective, and the Company Shares covered by such Election shall, for purposes hereof, be deemed to be Parent Ordinary Share Electing Shares.

1.09 Closing of the Company Transfer Books. At the Effective Time, (a) (i) each certificate formerly representing any Company Share (other than an Excluded Share) (each a “Certificate”) and (ii) each uncertificated Company Share (“Book-Entry Share”) (other than an Excluded Share) will cease to be outstanding and in either case, will represent only the right to receive the Merger Consideration (and cash in lieu of any fractional Parent Ordinary Shares or Parent ADRs) as contemplated by Section 1.07 and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 1.10(d), and all holders of Company Share Certificates or Book-Entry Shares will cease to have any rights as Company Stockholders, and (b) the stock transfer books of the Company will be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Certificate previously representing any Company Shares is presented to the Exchange Agent, to the Surviving Corporation or to Parent, such Certificate will be cancelled and will be exchanged as provided in this Article 1.

1.10 Exchange Fund; Exchange of Certificates.

(a) At or prior to the Effective Time, Parent will designate Computershare Trust Company, N.A. or such other bank or trust company or other entity selected by Parent and reasonably acceptable to the Company to act as exchange agent in the Merger (the “Exchange Agent”) for the payment and delivery of the Merger Consideration pursuant to an exchange agent agreement reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall cause to be deposited (i) with the Depositary Bank, or a nominee of the Depositary Bank, a number of Parent Ordinary Shares equal to the maximum number of Parent ADRs that become issuable pursuant to Section 1.07(a)(iii) for delivery to the Merger Consideration recipients entitled thereto, and (ii) with, or as otherwise directed by, the Exchange Agent (A) for exchange in accordance with this Article 1, on behalf of itself, the maximum number of Parent Ordinary Shares issuable in book entry form that become issuable pursuant to Section 1.07(a)(iii) for delivery to the Merger Consideration recipients entitled thereto, (B) for exchange in accordance with this Article 1, on behalf of itself, receipts (or uncertificated book-entries) representing the maximum number of Parent ADRs that become issuable pursuant to Section 1.07(a)(iii) for delivery to the holders of Company Shares entitled thereto pursuant to Section 1.07 and (C) cash in immediately available funds in an amount sufficient to pay cash in lieu of any fractional Parent Ordinary Shares or Parent ADRs in accordance with Section 1.07(c) (such evidence of book entry form of Parent Ordinary Shares and Parent ADRs and cash amounts being the “Exchange Fund”), in each case, for the sole benefit of the Company Stockholders. In the event the Exchange Fund shall be insufficient (other than as a result of payment of the Merger Consideration in accordance with this Agreement), Parent shall promptly deposit, or cause to be deposited, additional Parent Ordinary Shares or additional Parent ADRs, as applicable, with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. As used herein, “Depositary Bank” means a bank of national reputation in the United States, in its capacity as depositary for the Parent ADRs, reasonably acceptable to the parties hereto.

(b) Any holder of any Book-Entry Shares whose shares of Company Shares were converted pursuant to Section 1.07(a) into the right to receive the Merger Consideration shall not be required to deliver a Certificate to the Exchange Agent to receive the Merger Consideration in respect of such Book-Entry Share.

(c) Parent shall, no later than the third (3rd) Business Day after the Closing Date, cause the Exchange Agent to mail to each holder of record of Book-Entry Shares and Certificates whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.07(a)(iii) (other than holders of Excluded Shares) (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including to the extent applicable, that the Company Stockholder agrees to become a Parent Stockholder, and with respect to holders of Certificates, a provision confirming that delivery of Certificates will be effected, and risk of loss and title to Company Shares will pass, only upon delivery of such Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Book-Entry Shares and Certificates (or, with respect to Certificates, a duly executed affidavit of loss in lieu thereof and, if requested by Parent or the Exchange Agent, the posting of a bond in a reasonable and customary amount as indemnity) in exchange for the Merger Consideration, as provided in Section 1.07(a). Upon surrender of a Book-Entry Share or Certificate (or duly executed affidavit of loss in lieu thereof and, if requested by Parent or the Exchange Agent, the posting of a bond in a reasonable and customary amount as indemnity) to the Exchange Agent for exchange, together with a properly completed and duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Certificate will be entitled to receive in exchange thereof the number of whole Parent Ordinary Shares or Parent ADRs which the aggregate number of Company Shares previously represented by such Book-Entry Share or Certificate shall have been converted pursuant to Section 1.07(a)(iii) into the right to receive the Merger Consideration, and the Book-Entry Share or Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 1.10(c), each Book-Entry Share and Certificate will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional Parent Ordinary Shares or Parent ADRs pursuant to Section 1.07(c) as contemplated by this Article 1, and any distribution or dividend with respect to Parent Ordinary Shares or Parent ADRs, the record date for which is after the Effective Time). In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment may be made and Parent Ordinary Shares or Parent ADRs may be issued to a Person other than the Person in whose name such Certificate so surrendered is registered if such Certificate is properly endorsed or otherwise is in proper form for transfer, and the Person requesting such issuances pays any transfer or other Taxes required by reason of the issuance of the Parent Ordinary Shares or Parent ADRs to a Person other than the registered holder of such Company Shares or establishes to the satisfaction of Parent that such Taxes have been paid or are not applicable.

(d) All Parent Ordinary Shares and Parent ADRs to be issued and delivered to the Exchange Agent pursuant to this Section 1.10 will be deemed issued and outstanding as of the Effective Time, and if a dividend or other distribution is declared by Parent in respect of Parent Ordinary Shares and Parent ADRs (as applicable), the record date for which is at or after the Effective Time, that declaration will include dividends or other distributions in respect of all Parent Ordinary Shares and Parent ADRs issuable pursuant to this Agreement. No dividends or other distributions declared or made with respect to the Parent Ordinary Shares or Parent ADRs with a record date on or after the Effective Time will be paid to the holder of an unsurrendered Certificate or Book-Entry Share with respect to the Parent Ordinary Shares or Parent ADRs that such holder has the right to receive pursuant to the Merger until such holder surrenders such Certificate or Book-Entry Share and a duly completed and executed letter of transmittal in accordance with this Section 1.10. All such dividends and other distributions will be paid by Parent to the Exchange Agent and will be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share in accordance with this Section 1.10. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there will be paid to the record holder thereof, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to such Parent Ordinary Shares and Parent ADRs not paid, less any applicable Taxes and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Ordinary Shares and Parent ADRs with a record date on or after the Effective Time but with a payment date subsequent to surrender, less any applicable Taxes.

(e) On the date that is twelve (12) months following the Closing Date, Parent may, in its sole discretion, in respect of any Parent Ordinary Shares or Parent ADRs represented in book-entry form that remain unclaimed by any former Company Stockholders as of such time, direct the Exchange Agent to deal with or act on such Parent Ordinary Shares and Parent ADRs in any manner. Any former Company Stockholders who have not theretofore exchanged their Company Shares in accordance with Section 1.07, will thereafter look only to Parent for satisfaction of their claims for Merger Consideration, cash in lieu of fractional Parent Ordinary Shares or Parent ADRs and any dividends or distributions with respect to Parent Ordinary Shares or Parent ADRs, in each case, without any interest thereon, and subject to applicable abandoned property law, escheat law or similar Law.

(f) None of Parent, Merger Sub, the Surviving Corporation, the Exchange Agent, the Depositary Bank or any of their respective Affiliates will be liable to any current or former Company Stockholder or to any other Person with respect to any Parent Ordinary Shares or Parent ADRs (or dividends or distributions with respect thereto) properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. Without limiting the rights of Parent under Section 1.10(e), if any Certificate or Book-Entry Shares will not have been surrendered prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any Parent Ordinary Shares or Parent ADRs or any dividends or other distributions payable to the holder of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body), any Parent Ordinary Shares or Parent ADRs issuable upon the surrender of, or any dividends or other distributions in respect of, such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

1.11 Withholding. Notwithstanding anything in this Agreement to the contrary, each of the Company, Parent, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent (as applicable) will be entitled to deduct or withhold such amounts from the amounts payable (including Parent Ordinary Shares or Parent ADRs deliverable) under this Agreement and any other agreement or arrangements entered into in connection therewith such amounts as it required to deduct and withhold in respect of such amounts in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, and any other applicable Law. Any such withheld or deducted amount will be timely paid over to the appropriate Governmental Body and, to the extent so paid, treated as though such amount had been paid to the Person in respect of whom such withholding was required. Any compensatory payments contemplated to be made hereunder will be made through the payroll procedures of the applicable Person.

1.12 Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that the Company changes the number of Company Shares issued and outstanding prior to the Effective Time or Parent changes the number of Parent Ordinary Shares issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, subdivision, issuer tender or exchange offer, or other similar change in capitalization, the consideration paid in accordance with this Agreement, including the amount of Parent Ordinary Shares and Parent ADRs to be issued in respect of each Company Share, will be equitably adjusted to reflect such change.

1.13 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right to, title to, and possession of, the property of Merger Sub and the Company, the officers and directors of Parent will be further authorized to take such action. Parent and the Surviving Corporation also will take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the letters of transmittal to the Company Stockholders and issues certificates or evidence of shares in book-entry form representing Parent Ordinary Shares to such stockholders in accordance with Section 1.09.

1.14 Post-Merger Operations. Parent will take all necessary corporate action to cause, as of the Effective Time, an increase in the size of the Parent Board to nine (9) directors, comprised of (a) five (5) directors designated by the Parent Board, (b) three (3) directors designated by the Company Board and (c) one (1) director to be designated upon mutual agreement of the Parent Board and Company Board (such mutual agreement not to be unreasonably withheld, conditioned or delayed), in each case subject to each individual’s ability and willingness to serve. Immediately following the Effective Time, (i) the chair of the Parent Board will be a director selected by Parent prior to the Effective Time, (ii) the individuals indicated on Section 1.14(ii) of the Parent Disclosure Letter will be the directors of the Parent Board designated by the Company Board and (iii) the Parent Board committees will be constituted as indicated on Section 1.14(iii) of the Parent Disclosure Letter. In the event that prior to the Effective Time any designee becomes unable or unwilling to serve in the role identified, a replacement for such designee will be determined in accordance with the principles set forth herein.

Article 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) any report, form, statement or other document filed with, or furnished to, (x) the SEC by the Company and publicly available prior to the date of this Agreement or (y) the ASX by the Company so long as, in the case of this clause (y), such report, form, statement or other document is publicly available at any time during the twelve (12) month period ending on the last date prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature), or (b) the applicable section or subsection of the confidential disclosure letter delivered by the Company to Parent (which shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of such disclosure letter if it is reasonably apparent on the face of such disclosure) prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent, as follows:

2.01 Organization and Corporate Power. The Company is a public benefit corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and the other Transaction Agreements (as defined below) to which it is or will be a party and perform its obligations hereunder and thereunder. Each of the Subsidiaries of the Company is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Company Material Adverse Effect. True, correct and complete copies of the certificate of incorporation and bylaws of the Company (the “Company Organizational Documents”), and the organizational documents of each Subsidiary of the Company, each as in effect as of the date of this Agreement and the Closing Date, have been heretofore made available to Parent. The Company Organizational Documents and the organizational documents of each Subsidiary of the Company are in full force and effect, and the Company is not in violation of the Company Organizational Documents. The Company has not taken any actions that conflict with or violate its Company Organizational Documents or Sections 361 – 368 of the DGCL.

2.02 Authorization; Valid and Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions and the transactions contemplated thereby, subject to the receipt of the affirmative vote of a majority of the issued and outstanding Company Shares in favor of the adoption of this Agreement and approval of the Merger and the other Contemplated Transactions, including the cancellation of the Company Equity Awards (unless the ASX grants a waiver from the need to obtain shareholder approval for the cancellation of the Company Equity Awards), which shall include approval of the Merger and the other Contemplated Transactions, including the cancellation of the Company Equity Awards (unless the ASX grants a waiver from the need to obtain shareholder approval for the cancellation of the Company Equity Awards), and any other vote of Company Stockholders required by any applicable Law, including the ASX Listing Rules, for the approval of the Merger, the other Contemplated Transactions, including the cancellation of the Company Equity Awards (unless the ASX grants a waiver from the need to obtain shareholder approval for the cancellation of the Company Equity Awards), in each case for the purposes of any applicable Law, including the ASX Listing Rules, to the extent required by applicable Law (the “Company Stockholder Approval”). The Company Board has unanimously (a) approved this Agreement and the other Transaction Agreements to which the Company is or will be a party and the consummation of the Contemplated Transactions and the transactions contemplated thereby, and (b) determined that this Agreement, the other Transaction Agreements to which the Company is or will be a party and the consummation of the Contemplated Transactions and the transactions contemplated thereby are fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promote the Public Benefit, and resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger (the “Company Recommendation”). The Company Board has directed that the Company submit the adoption of this Agreement to a vote at the Company Stockholders’ Meeting. As of the date of this Agreement, such actions are valid and have not been amended or withdrawn. Except for the Company Stockholder Approval, no other corporate action pursuant to any applicable Law, on the part of the Company, is necessary to authorize this Agreement, the other Transaction Agreements to which the Company is or will be a party or to perform its obligations hereunder or thereunder or to consummate the Contemplated Transactions or the transactions contemplated thereby. The Company has duly executed and delivered this Agreement and the other Transaction Agreements to which it is a party (and, upon the execution and delivery of any other Transaction Agreement to be executed and delivered by the Company, such other Transaction Agreements will have been duly executed and delivered by the Company) and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Agreements to which Parent or Merger Sub is or will be a party and the execution and delivery by each other party (other than the Company) to any other Transaction Agreement, this Agreement and the other Transaction Agreements to which the Company is a party constitutes (and the other Transaction Agreements to be executed and delivered by the Company will, upon the execution and delivery thereof by the Company, constitute) a legal, valid and binding obligation of the Company, enforceable against it in accordance with their respective terms except as enforcement may be limited by any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Bankruptcy and Equity Exceptions”).

2.03 Capital Stock.

(a) The authorized capital stock of the Company consists of 750,000,000 Company Shares, 300,000,000 shares of common prime stock, $0.00001 par value per share, and 750,000,000 shares of preferred stock, $0.00001 par value per share, of which, as of February 25, 2022 (the “Measurement Date”), (i) 5,875,332 Company Shares (including Company Restricted Shares (if any)), (ii) 198,534,629 Company CDIs and (iii) no shares of common prime stock or preferred stock, were issued and outstanding. Since the Measurement Date through the date of this Agreement, the Company has not issued any Company Shares or Company CDIs. All of the issued and outstanding securities of the Company, including the Company CDIs and Company Shares, have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive rights of any Person, any Company Material Contract, or any Company Organizational Document, and have been issued in compliance with applicable Laws (including all applicable securities Laws) and in compliance with ASX Listing Rules, and with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding. All of the issued and outstanding Company Shares or other securities and equity interests of the Company are free from any Holding Lock (as such term is defined in the ASX Listing Rules) or other escrow imposed under any escrow deed or other arrangement.

(b) Section 2.03(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the Measurement Date of the outstanding Company Restricted Shares, Company RSUs and Company Options and the number of Company Shares reserved for issuance pursuant to each of the Sezzle Inc. 2016 Option Plan, the Sezzle Inc. 2019 Equity Plan and the Sezzle Inc. 2021 Equity Plan (together, the “Company Stock Plans”), including, with respect to the awards of Company Restricted Shares, Company RSUs or Company Options (together, the “Awards”), (i) the holder thereof, (ii) the number of Company Shares subject to each type of Award held by such holder, (iii) the date of grant and (iv) the exercise price (if any). As of the Measurement Date, other than Company Restricted Shares, Company RSUs and Company Options, there were no other equity or equity-based awards outstanding, and the Company has granted no other such awards between the Measurement Date and the date of this Agreement. Each right to purchase Company Shares under the Company Stock Plans was granted in all material respects in compliance with all requirements under applicable Law and in all material respects in accordance with the terms and conditions of such plans, as applicable. The treatment of each Company Equity Award and the Company equity plan, described in this Agreement, is permitted under applicable Laws and the terms of the applicable Company Plan and the applicable award agreement evidencing such award.

(c) Except as disclosed in this Section 2.03, the Company has no issued and outstanding (i) shares of capital stock or other equity interests or voting securities, (ii) securities convertible, exercisable or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts (including deferred consideration or other “performance securities” (as that term is used for the purposes of ASX Guidance Note 19), whether in the form of an earn-out or otherwise) that require the Company to issue, transfer, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or other equity interests of the Company (including as may arise in connection with or as a result of this Agreement), (iv) stock appreciation, phantom stock, restricted shares, restricted stock units, profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes or other Indebtedness of the Company having the right to vote on any matters on which the Company Stockholders may vote.

2.04 Subsidiaries. Section 2.04 of the Company Disclosure Letter sets forth a true, correct and complete list of all of the Subsidiaries of the Company, and for each Subsidiary of the Company, the state or country of formation and each jurisdiction in which such Subsidiary is qualified or licensed or required to be qualified or licensed to do business. All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company free and clear of all material Liens (other than Permitted Liens) and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the Company’s Subsidiaries has any outstanding or authorized (i) shares of capital stock or other equity interests of voting securities or any obligations to issue, any capital stock, voting securities, (ii) securities convertible into or exchangeable for capital stock or voting securities, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require any Subsidiary of the Company to issue, transfer, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or other equity interests of any Subsidiary of the Company (including as may arise in connection with or as a result of this Agreement), (iv) stock appreciation, phantom stock, restricted shares, restricted stock units, profit participation or similar rights with respect to any Subsidiary of the Company or (v) bonds, debentures, notes or other Indebtedness not owned by the Company. Except with respect to each of the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns or controls, directly or indirectly (except in money market accounts), any equity securities or interests in any Person.

2.05 No Breach. Except as set forth in Section 2.05 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which the Company is or will be a party and, subject to obtaining the Company Stockholder Approval, the consummation of the Contemplated Transactions and the transactions contemplated thereby do not (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 2.06 have been obtained, and all filings and obligations described in Section 2.06 have been made, conflict with or violate any Law or Governmental Order to which the Company, its Subsidiaries or any of their properties or assets is subject, or any ASX Listing Rules, except, in the case of this clause (b), any conflict or violation which would not reasonably be expected to have a Company Material Adverse Effect, or (c) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, any Company Material Contract or result in the creation of any Lien upon the properties or assets of the Company or any of its Subsidiaries (other than any Permitted Lien), except, in the case of this clause (c), any conflicts, breaches, defaults, violations, terminations, modifications, cancellations or accelerations that would not reasonably be expected to have a Company Material Adverse Effect.

2.06 Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) promulgated thereunder (the “Exchange Act”), (c) the filing of the Registration Statement under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), (d) any applicable requirements, filings, waivers, relief or approvals required under any securities Laws, including any foreign or state securities Laws, (e) any applicable requirements, filings, waivers, relief or approvals required by ASX, ASIC or the Corporations Act, including the filing of the Australian Prospectus under the Corporations Act (and the expiration of the exposure period in respect thereof) and the rules and regulations of ASIC, (f) any applicable requirements of the official listings rules of ASX (the “ASX Listing Rules”) or ASX, (g) the filing of the Certificate of Merger and (h) any filings with the relevant authorities of states or other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, in each case, neither the Company nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by the Company of this Agreement or the other Transaction Agreements to which the Company is or will be a party or the consummation of the Contemplated Transactions or the transactions contemplated thereby. Other than as stated in the immediately preceding sentence, no consent, approval or authorization of any Governmental Body or any other Person is required to be obtained by the Company or any of its Subsidiaries in connection with the Company’s execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations required under any Real Property Lease or the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

2.07 ASX Filings; SEC Reports; Disclosure Controls and Procedures.

(a) Except as set forth in Section 2.07(a) of the Company Disclosure Letter, (i) the Company has timely filed and furnished all reports and other documents required to be filed or furnished by it under (A) the Corporations Act, the ASX Listing Rules (including the continuous disclosure requirements) and ASIC and the Company has not failed to make disclosure required by ASX Listing Rule 3.1 and/or 3.1B of the ASX Listing Rules since July 30, 2019 (collectively, the “Company ASX Documents”) and (B) the Exchange Act and the Securities Act since the effectiveness of the Company Form 10 (collectively, the “Company SEC Documents,” and together with the Company ASX Documents and all other documents released by the Company to the ASX or filed with ASIC, the “Company Public Documents”); and (ii) each Company Public Document (A) as of its date, complied as to form in all material respects with the applicable requirements of the Corporations Act, the ASX Listing Rules, the Exchange Act, and Securities Act, as the case may be, as in effect on the date so filed or furnished, and (B) did not, at the time it was filed or furnished (or, if subsequently amended or supplemented, at the time of such amendment or supplement), in relation to (1) the Company ASX Documents and all other documents released by the Company to the ASX or filed with ASIC, omit material required by the ASX Listing Rules or the Corporations Act, or contravene Division 2 of Part 7.10 of the Corporations Act or (2) the Company SEC Documents, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC, ASIC or ASX, as applicable, with respect to any of the Company Public Documents.

(c) The financial statements (including all related notes and schedules) contained in the Company Public Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC, ASX Listing Rules, the Corporations Act and ASIC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as expressly indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount), (iv) have been audited, in the case of the audited financial statements included therein, by an independent auditor and (v) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement, will comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the applicable accounting requirements and other rules and regulations of the SEC applicable to the Company, in each case, as in effect as of the dates thereof. Since December 31, 2020, neither the Company nor any of its Subsidiaries has been a party to any joint venture, off balance sheet partnership or any similar Contract or arrangement, where the result, purpose or intended effect of such Contract or other arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(d) (i) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting; (ii) the Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in each final registration statement, prospectus, report, schedule, definitive proxy statement, document and announcement filed with or furnished to (x) the ASX and/or ASIC, or (y) the SEC pursuant to the Securities Act, the Exchange Act, the Corporations Act or the ASX Listing Rules, as the case may be, since July 30, 2019 is recorded, processed, summarized and reported within the time periods specified in the Corporations Act, ASX Listing Rules or SEC’s rules (as applicable) and forms and is communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting; and (iii) since January 1, 2019, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(e) Since January 1, 2019, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company or any of its Subsidiaries has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting, auditing practices or fraud.

2.08 No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practices or (c) for third-party expenses incurred in connection with this Agreement or the Contemplated Transactions or negotiations with other entities regarding similar potential transactions, the Company, together with its Subsidiaries, does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes of such balance sheet). This Section 2.08 does not apply to Taxes, which are addressed in Section 2.12.

2.09 Absence of Certain Developments. Since December 31, 2020, there has not occurred any Effect (as defined below) that, individually or in the aggregate with any other Effect has had or would reasonably be expected to have a Company Material Adverse Effect. Except in connection with the Contemplated Transactions or as set forth on Section 2.09 of the Company Disclosure Letter, since the Company Balance Sheet Date, the Company has carried on and operated its business in all material respects in the ordinary course of business consistent with past practices, and neither the Company nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 4.01(b) (other than Section 4.01(b)(i) and(iii)) if such covenants had been in effect as of the Company Balance Sheet Date.

2.10 Compliance with Laws.

(a) Except as set forth in Section 2.10(a) of the Company Disclosure Letter, the Company and its Subsidiaries are, and have been since January 1, 2019, in compliance, in all material respects, with all Laws applicable to them, any of their properties or other assets or any of their business or operations. The Company is admitted to the official list of the ASX, and since the date that is twelve (12) months prior to the date of this Agreement, quotation by ASX of its securities has not been suspended or terminated. The Company is eligible under the ASX Listing Rules and other requirements of ASX to remain listed on ASX.

(b) Except as set forth in Section 2.10(b) of the Company Disclosure Letter, since January 1, 2019, neither the Company nor any of its Subsidiaries (i) has received any communication from any Governmental Body that (A) alleges any material violation or noncompliance with any applicable Law (or reflects that the Company or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities), or (B) imposes any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any material Company Permit, and (ii) has entered into any material Contract or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Except as set forth in Section 2.10(c) of the Company Disclosure Letter, (i) since January 1, 2019, the Company and each of its Subsidiaries have timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith; and (ii) all such documents were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such documents required under applicable Laws have been submitted to the Governmental Body.

(d) The Company and each of its executive officers and directors are in material compliance with, and have complied in all material respects with, (i) the applicable provisions under the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act and (ii) the applicable ASX Listing Rules.

(e) The Company is a Delaware public benefit corporation.

(f) Since January 1, 2017, the Company and its Subsidiaries have conducted thorough and proper analyses to ensure that they are in compliance in all material respects with all applicable Laws and regulations, including, but not limited to, (i) the Unfair, Deceptive, or Abusive Acts Practices (12 U.S. Code § 5531 et seq.), (ii) Unfair or Deceptive Acts or Practices (15 U.S. Code § 45 et seq.), (iii) the Fair Credit Report Act (15 U.S.C. § 1681 et seq.) and (iv) the Gramm-Leach-Bliley Act (15 U.S.C. § 6801 et seq.), and such analyses have been reviewed and confirmed as legal and appropriate by outside counsel.

(g) This Section 2.10 does not apply to Taxes, which are addressed in Section 2.12, or to Intellectual Property, which is addressed in Section 2.14.

2.11 Title to Tangible Properties.

(a) The Company and its Subsidiaries have good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not reasonably be expected to have a Company Material Adverse Effect.

(b) Section 2.11 of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all real property leased, subleased or licensed to or by the Company or any of its Subsidiaries (the “Company Real Property”) and (ii) all leases, subleases or licenses and all amendments, modifications, guarantees and letters of credit relating thereto (the “Real Property Leases”). The Company Real Property constitutes all of the real property used, occupied or leased by the Company or its Subsidiaries. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any Person (other than the Company or its Subsidiaries) the right to use or occupy the Company Real Property, and no other Person (other than the Company and its Subsidiaries) is in possession of the Company Real Property. The Real Property Leases are in full force and effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Real Property Leases is valid, binding and enforceable on the Company or one of its Subsidiaries that is a party to such Real Property Lease and, to the Company’s Knowledge, the other parties thereto, subject to any Bankruptcy and Equity Exception, and is in full force and effect, and the Company or one of its Subsidiaries has performed all material obligations required to be performed by it under each such Real Property Lease and, to the Knowledge of the Company, the other party thereto has performed all obligations required to be performed by it under each such Real Property Lease. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to the applicable Real Property Leases is in default in any material respect under any of such Real Property Leases, nor has the Company or any of its Subsidiaries given or received written notice of termination, cancellation, breach, or default under any such Real Property Lease. No event has occurred which, if not remedied, would result in a default by the Company or any of its Subsidiaries in any material respect under the Real Property Leases, and, to the Company’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company or its Subsidiaries in any material respect under the Real Property Leases. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase, lease, or otherwise occupy the Company Real Property or any portion thereof or interest therein.

(c) The Company and its Subsidiaries do not own any real property.

2.12 Tax Matters.

(a) (i) The Company and its Subsidiaries have duly and timely filed (taking into account any applicable extensions) all income Tax Returns and all other material Tax Returns required to be filed by them, (ii) such Tax Returns are true, complete and correct in all material respects, (iii) the Company and its Subsidiaries have duly and timely paid all income Taxes and all other Taxes that are due and payable (whether or not shown as due and payable on any Tax Return) and (iv) as of December 31, 2021, any material liability of the Company or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of the Company in accordance with GAAP.

(b) Except as would not have a Company Material Adverse Effect:

(i) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries. The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of applicable Law) or any “tax shelter” within the meaning of Section 6662 of the Code (or any similar provision of applicable Law).

(ii) No U.S., federal, state, local or foreign Tax Actions are pending or being conducted or have been threatened in writing with respect to the Company or any of its Subsidiaries or any of their respective assets. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries.

(iii) (A) There is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Tax or file any Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Tax of the Company or any of its Subsidiaries that is currently in force.

(iv) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by any Tax allocation, indemnity, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes), (B) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group comprised solely of the Company and any of its Subsidiaries) or (C) has liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract, or otherwise (other than as a result of any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(v) Neither the Company nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date, (B) change in or improper use of any method of accounting, (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (F) utilization of dual consolidated losses described in Treasury Regulations issued under Section 1503(d) of the Code on or prior to the Closing Date, or (G) election by the Company or any of its Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

(vi) Neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed.

(vii) Neither the Company nor any of its Subsidiaries has applied for, requested, or been issued any private letter ruling, technical advice, closing agreements, advance Tax rulings, requests for a change of any method of accounting, Tax holiday, gain recognition agreements or any similar agreement or ruling with any Governmental Body with respect to Taxes of the Company or any of its Subsidiaries.

(viii) Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(ix) At no time during the past five (5) years has the Company or any of its Subsidiaries been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(x) Neither the Company nor any of its Subsidiaries is required to, or will be required to, include in income any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect thereto in future taxable periods including pursuant to Section 965(h) of the Code.

(xi) All transactions entered into by or among the Company and/or any of its Subsidiaries have been made or entered into in accordance with arm’s length principles and in compliance in all material respects with any applicable Laws regarding transfer pricing, including Section 482 of the Code and the Treasury Regulations thereunder. The Company and each of its Subsidiaries has properly and in a timely manner documented its transfer pricing methodologies in material compliance with the Code, the Treasury Regulations, and any other applicable Laws.

(xii) Neither the Company nor any of its Subsidiaries has requested, applied for, sought or received any relief, assistance or benefit, including any deferral of Taxes, from any Governmental Body under any COVID-19 Relief Legislation.

(xiii) Neither the Company nor any of its Subsidiaries has taken any action, other than as contemplated by this Agreement (including the exhibits and schedules hereto, the Company Disclosure Letter and the Parent Disclosure Letter), that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code, and neither the Company nor any of its Subsidiaries is aware of any fact or circumstance that would prevent or impede the Merger from so qualifying.

2.13 Contracts and Commitments.

(a) As of the date of this Agreement, other than as set forth on Section 2.13(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act) with respect to the Company or any of its Subsidiaries that was required to be, but has not been, publicly filed with the SEC as an exhibit to the Company SEC Documents as of the date of this Agreement;

(ii) collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions);

(iii) Contract establishing or relating to any joint venture, partnership or similar arrangement;

(iv) Contract under which the Company or any of its Subsidiaries is expected to make annual expenditures or receive annual revenues in excess of $100,000 during the current or a subsequent fiscal year (A) prohibiting or materially limiting the right of the Company or any of its Affiliates (or, at the Effective Time, Parent or any of its Affiliates) to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Affiliates (or, after the Closing, Parent or any of its Affiliates) to purchase or otherwise obtain any product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any Product exclusively to a single party or exclusively in any geographical area, (C) requiring the Company or any of its Affiliates (or, after the Closing, Parent or any of its Affiliates) to conduct any business on a “most favored nations” basis with any third party or (D) under which the Company or any of its Affiliates has been granted or granted the right to manufacture, sell, market or distribute any product of the Company or any of its Affiliates on an exclusive basis to any third party or group of third parties or in any geographical area;

(v) Contract in respect of Indebtedness of one million dollars ($1,000,000) or more other than (A) accounts payables and (B) loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practices;

(vi) Contract (other than a Company Plan) between the Company, on the one hand, and any Affiliate of the Company (other than a Subsidiary of the Company), on the other hand;

(vii) Contract relating to the voting or registration of any securities or ownership of the Company or any of its Subsidiaries;

(viii) Contract containing a right of first refusal, right of first negotiation, right of first offer, option or other similar rights with respect to any (A) securities or other equity interests of the Company or any of its Subsidiaries, or (B) assets in favor of a party other than the Company or its Subsidiaries;

(ix) Contract under which the Company or any of its Subsidiaries is expected to make annual expenditures or receive annual revenues in excess of five hundred thousand dollars ($500,000) during the current or a subsequent fiscal year;

(x) Settlement or similar agreement, or agreement entered into in connection with settlement agreements, corporate integrity agreements, consent decrees, deferred prosecution agreements, or other similar types of agreements with Governmental Bodies;

(xi) Contract of the Company or any of its Subsidiaries relating to the settlement of any litigation proceeding that provide for any continuing material obligations on the part of the Company or any of its Subsidiaries;

(xii) Contract of the Company or any of its Subsidiaries that prohibit, limit, restrict or require the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or otherwise prohibit, limit, restrict or require the pledging of capital stock of the Company or any of its Subsidiaries or prohibit, limit, restrict or require the issuance of guarantees by the Company or any of its Subsidiaries other than the Company Stock Plans or any Contracts evidencing awards granted under the Company Stock Plans;

(xiii) Company IP Contract;

(xiv) Contract involving any of the (A) fifteen (15) largest merchants of the business of the Company and its Subsidiaries in the aggregate and based on transaction volume over the twelve (12) months ending December 31, 2021, (B) ten (10) largest vendors (including third parties granting inbound licenses) to the business of the Company and its Subsidiaries in the aggregate and based on spend in the twelve (12) months ending December 31, 2021, or (C) five (5) largest referral partners to the business of the Company and its Subsidiaries in the aggregate and based on commissions paid in the twelve (12) months ending December 31, 2021;

(xv)   Contract that relates to the acquisition or disposition of any assets or any business of the Company or any of its Subsidiaries with a purchase price in excess of one million dollars ($1,000,000) (whether by merger, sale of stock, sale of assets or otherwise) since January 1, 2019 or with respect to which the Company or any of its Subsidiaries has any material outstanding rights or obligations;

(xvi) Contract that involves payments in excess of one hundred thousand dollars ($100,000) per year relating to management or consulting services (other than a Company Plan and excluding employment agreements entered into in the ordinary course of business consistent with past practice); or

(xvii) Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xvii) above of this Section 2.13(a), together with each Real Property Lease listed or required to be listed in Section 2.11 of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.”

(b) Except as set forth in Section 2.13(b) of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries (A) is, or has received written notice that it is or may be, in violation or breach of or default (with or without notice or lapse of time or both) under any Company Material Contract, or has delivered any notice that any other party to any Company Material Contract is in violation or breach or default under any Company Material Contract or (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment, acceleration, redemption or cancellation (with or without notice or lapse of time or both) of any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or its Subsidiaries, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice (1) of termination, cancellation, breach or actual or potential dispute with respect to any Company Material Contract, (2) that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise) or (3) to the Knowledge of the Company, that it intends to reduce its business with the Company or any of its Subsidiaries (whether as a result of the Contemplated Transactions or otherwise). The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of each written Company Material Contract in existence as of the date of this Agreement, together with all material amendments, waivers or other changes thereto, and a true, correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract.

2.14 Intellectual Property.

(a) Section 2.14(a)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material (i) Patents, (ii) Trademarks and (iii) Copyrights, in each instance, that are owned by the Company or any of its Subsidiaries and that have been registered with a Governmental Body, or with respect to which the Company or any of its Subsidiaries has filed an application for registration, except for any such Patents, Trademarks or Copyrights that have been abandoned by the Company or any of its Subsidiaries as of the date of this Agreement in the normal course of business (collectively, “Company Registered Intellectual Property”). Section 2.14(a)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material internet domain names with respect to which the Company or any of its Subsidiaries owns or controls.

(b) The Company or its applicable Subsidiary is the owner of all rights, title and interests in the Company Owned Intellectual Property, free and clear of all Liens. The Company or its Subsidiaries possess sufficient rights to use all other material Intellectual Property used as of the date of this Agreement in connection with the conduct of the Company’s and any of its Subsidiaries’ businesses; provided, however, that the foregoing will not be interpreted as a representation of non-infringement or non-misappropriation of third-party Intellectual Property, which is dealt with exclusively in Section 2.14(c) below.

(c) Except as set forth in Section 2.14(c) of the Company Disclosure Letter, (i) to the Knowledge of the Company, since January 1, 2019, neither the conduct of the Company’s business nor the conduct of any of its Subsidiaries’ businesses has misappropriated, infringed or otherwise violated the Intellectual Property of any Person in any material respect; and (ii) since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice from any Person claiming any misappropriation, infringement or other violation of the Intellectual Property of any Person in any material respect.

(d) Except as set forth in Section 2.14(d) of the Company Disclosure Letter, (i) since January 1, 2019, to the Knowledge of the Company, no Person has misappropriated, infringed or otherwise violated any Company Owned Intellectual Property in any material respect; and (ii) no written claims are currently pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries challenging the validity or enforceability of any Company Owned Intellectual Property in any material respect, excluding ex parte proceedings before a Governmental Body with respect to the prosecution and maintenance of Company Registered Intellectual Property.

(e) Since January 1, 2019, to the Knowledge of the Company, each current and former employee and contractor of the Company or any of its Subsidiaries who was or is involved in the development of any Company Owned Intellectual Property that is material to the Company’s or any of its Subsidiaries’ businesses has executed a Contract assigning to the Company or any of its Subsidiaries, as applicable, all of such employee or contractor’s rights in such Intellectual Property, or the Company or a Subsidiary is otherwise the owner of such Intellectual Property pursuant to the “work made for hire” doctrine under U.S. copyright law or pursuant to other applicable Law.

(f) Since January 1, 2019, to the Knowledge of the Company, (i) any third party and any current or former employee of the Company or any of its Subsidiaries with access to any material Trade Secrets of the Company or any of its Subsidiaries is bound by non-disclosure or other confidentiality obligations requiring them to maintain the confidentiality of such Trade Secrets and (ii) no such third party or employee has violated any such obligations in any material respects. Since January 1, 2019, the Company and its Subsidiaries have taken reasonable steps to prevent the unauthorized disclosure or use of its and their material Trade Secrets.

(g) With respect to all material Software that is owned by the Company or its Subsidiaries and licensed or otherwise provided to customers of the Company’s or its Subsidiaries’ businesses as of the date of this Agreement (“Company Owned Software”), (i) the Company or one of its Subsidiaries has in its possession the source code and related documentation to use and maintain such Company Owned Software, (ii) to the Knowledge of the Company, there has been no material reverse engineering, decompiling, or other unauthorized access to the source code for such Company Owned Software, (iii) neither the Company nor any of its Subsidiaries have granted any Person the right to obtain access to any source code for such Company Owned Software (except to the Company’s or any of its Subsidiaries’ contractors or other service providers in the ordinary course of business), and (iv) neither the Company nor any of its Subsidiaries has used any Open Source Software in a manner that requires them to disclose the source code for such Company Owned Software or make such Company Owned Software available on a royalty-free basis.

(h) Since January 1, 2019, there has been no malfunction or interruption in the operation of the Company Owned Software or other information technology systems used by the Company or any of its Subsidiaries to provide services to customers of the Company’s or its Subsidiaries’ businesses as of the date of this Agreement that resulted in significant business disruption to the Company or its Subsidiaries, the root cause of which has not been remediated in all material respects as of the date hereof.

2.15 Litigation. There are no Actions pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, at law or in equity, or before or by any Governmental Body, that are or would reasonably be expected to (a) be material to the Company and its Subsidiaries, taken as a whole, or (b) prevent or materially impair the ability of the Company to consummate the Contemplated Transactions, and neither the Company nor any of its Subsidiaries is subject to or in violation of any Governmental Order. This Section 2.15 does not apply to Intellectual Property, which is addressed in Section 2.14.

2.16 Insurance. Section 2.16 of the Company Disclosure Letter sets forth a true, correct and complete list of each insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which the Company or any of its Subsidiaries is currently a party. Each insurance policy under which Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, all premiums due thereon have been timely paid in full, and the Company and its Subsidiaries are in compliance with the terms and conditions of such insurance policy, and (a) neither the Company nor any of its Subsidiaries is in breach or default under any such insurance policy, (b) no notice of cancellation or termination has been received with respect to any insurance policy and (c) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not reasonably be expected to have a Company Material Adverse Effect.

2.17 Employee Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Plans.

(b) With respect to each material Company Plan, the Company has made available to Parent true, correct and complete copies of the following (as applicable): (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents, (iv) a copy of all material correspondence with any Governmental Body relating to a Company Plan received or sent within the last three years and (v) the most recent Internal Revenue Service determination or opinion letter.

(c) With respect to each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code (i) such Company Plan is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, (ii) the trusts maintained thereunder are intended to be exempt from taxation under Section 501(a) of the Code and (iii) to the Knowledge of the Company, no event has occurred that would reasonably be expected to result in the disqualification of such Company Plan.

(d) Except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Company Plan, (i) all required contributions to, and premiums payable in respect of, such Company Plan have been made or, to the extent not required to be made on or before the date of this Agreement, have been properly accrued on the Company’s financial statements in accordance with GAAP, (ii) there are no Actions pending or, to the Company’s Knowledge, threatened, other than routine claims for benefits and (iii) such plan complies in form and in operation with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law.

(e) (i) No Company Plan is, and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, in the six (6) year period prior to the date hereof, maintained, sponsored or contributed to, or incurred any Liability or obligation in respect of, a plan that is or was at any relevant time (A) subject to Title IV of ERISA or Section 412 of the Code, (B) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (C) a “multiple employer plan” as described in Section 413(c) of the Code or (D) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; and (ii) none of the Company Plans obligates the Company or any of its Subsidiaries to provide a current or former officer, director, individual independent contractor or employee (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law.

(f) The Company and its Subsidiaries have not incurred any material liability for any Tax or civil penalty imposed by Section 4975 of the Code or Section 502 of ERISA which has not been satisfied in full.

(g) Except as set forth in Section 2.17(g) of the Company Disclosure Letter or as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any material payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, individual independent contractor or employee of the Company or any of its Subsidiaries, (ii) materially increase or otherwise materially enhance any benefits or compensation otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits under any Company Plan, (iv) require the Company or any of its Subsidiaries to set aside any assets to fund any benefits under any Company Plan or (v) result in any payment or benefit that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has an obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code.

(h) Each Non-U.S. Plan that is required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body. No Non-U.S. Plan that is maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries is a defined benefit pension plan.

2.18 Environmental Compliance and Conditions.

(a) Except for matters that would not reasonably be expected to have a Company Material Adverse Effect:

(i) the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Environmental Laws;

(ii) the Company and each of its Subsidiaries holds, and are in compliance with, all Permits required under Environmental Laws to operate their business at the Company Real Property as presently conducted;

(iii) except for matters that are resolved, neither the Company nor any of its Subsidiaries has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws, and, to the Knowledge of the Company, no such Action has been threatened; and

(iv) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries or, any third party, has released any Hazardous Substance on, under or about the Company Real Property or any other real property now or formerly occupied or used by the Company or any of its Subsidiaries in a manner that reasonably could be expected to give rise to Liability for the Company or any of its Subsidiaries under any Environmental Laws.

(b) The Company has made available to Parent true, correct and complete copies of all material and non-privileged reports, studies and audits in the possession of the Company or any of its Subsidiaries since January 1, 2019 and relating to the environmental condition of the Company Real Property or to the compliance of Company or any of its Subsidiaries with Environmental Laws.

2.19 Employment and Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body, there are no such agreements which pertain to employees of the Company or any of its Subsidiaries in negotiation by the Company or any of its Subsidiaries and, to the Knowledge of the Company, no employees of the Company or any of its Subsidiaries are represented by a labor union, works council or other employee representative body.

(b) As of the date hereof, there are no unfair labor practice charges, material grievances, material arbitrations, strike, lockout, work stoppage, picketing or other labor disputes pending or, to Company’s Knowledge, threatened with respect to any employees and no such labor dispute has occurred since January 1, 2019.

(c) Except for matters that would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Laws relating to employment and employment practices including all laws respecting terms and conditions of employment, health and safety, wages and hours, classification of employees and independent contractors, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(d) There has been no “mass layoff” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to the Company between January 1, 2019 and the date of this Agreement.

(e) No current Key Employee has given written notice that he or she intends to terminate employment with the Company or any of its Subsidiaries within the next twelve (12) months.

(f) No current or former director, officer or employee has, to the Knowledge of the Company, been the subject of any sexual harassment, discrimination or other similar misconduct allegations during his or her tenure at the Company, and neither the Company nor any of its Subsidiaries has entered into any settlement agreement or confidentiality agreement with any director, officer or employee relating to allegations of sexual harassment, discrimination or other similar misconduct.

(g) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in material violation of (i) any material term of any employment agreement, nondisclosure agreement or non-competition or restrictive covenant agreement or (ii) other obligation: (A) to the Company or any of its Subsidiaries or (B) to a former employer of any such employee relating to the right of (1) any such employee to be employed by the Company or any of its Subsidiaries or (2) the knowledge or use of trade secrets or proprietary information.

2.20 Regulatory Matters.

(a) Section 2.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Permits (as defined herein), including the U.S. federal, state and local or other foreign jurisdiction of such Company Permit, the title of such Company Permit the identity of the holder of such Company Permit, the identity of the applicable Governmental Body responsible for issuing such Company Permit and whether any “change of control” or other similar provision would be triggered upon entry into this Agreement or upon consummation of the Contemplated Transactions.

(b) Except as set forth in Section 2.20(b) of the Company Disclosure Letter, (i) the Company and its Subsidiaries hold and, at all relevant times since January 1, 2019, have held all material Permits necessary for the lawful operation of the businesses of the Company and its Subsidiaries as conducted at the relevant time (the “Company Permits”), and all such Company Permits are valid and in full force and effect; (ii) there has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, material amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit; (iii) the Company and each of its Subsidiaries are in compliance in all material respects with the terms of all Company Permits, and no event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse material modification of any Company Permit; (iv) since January 1, 2019, neither the Company nor any of its Subsidiaries has received notice of any pending or threatened Action from any Governmental Body alleging that any operation or activity of the Company or any of its Subsidiaries is in violation of any Company Permit or Law that applies to a Company Permit; and (v) the consummation of the Merger and the other Contemplated Transactions, in and of itself, will not cause the revocation, suspension or cancellation of any Company Permit pursuant to the terms of any such Company Permit.

(c) Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar agreement with or imposed by any Governmental Body.

(d) None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees, or, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of or for the benefit of the Company or any of its Subsidiaries has at any time since January 1, 2017 (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated any applicable anti-bribery or anti-corruption Law in any jurisdiction, (iv) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (v) to the Knowledge of the Company, been subject to any investigation by any Governmental Body with regard to any suspected or actual Prohibited Payment or (vi) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery. Since January 1, 2017, the Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company and its Subsidiaries, and their respective directors, officers, employees, agents, distributors or any other Person acting on behalf of or for the benefit of the Company or any of its Subsidiaries with applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention. In addition, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has at any time since January 1, 2017 (A) violated or been in violation of any applicable Sanctions or AML Laws; or (B) dealt, directly or indirectly, with any Sanctioned Person. The Company and all of its Subsidiaries have in place adequate controls and systems to ensure compliance with applicable Sanctions and AML Laws in each of the jurisdictions in which the Company and its Subsidiaries currently do or in the past have done business. None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, or, to the Knowledge of the Company, agents or other Persons acting on behalf of the Company or any of its Subsidiaries is a Sanctioned Person. There is no pending or, to the Knowledge of the Company, threatened Action against, or Governmental Order with respect to, the Company or any of its Subsidiaries in connection with an alleged violation of Sanctions or AML Laws nor, during the five (5) years immediately preceding the date of this Agreement, has the Company or any of its Subsidiaries made any voluntary, directed or involuntary disclosure to any Governmental Body with respect to any alleged act or omission under or relating to any non-compliance with Sanctions or AML Laws.

(e) Since January 1, 2019, the Company and its Subsidiaries have complied in all materials respects with all applicable Privacy Laws. To the extent required by the applicable Privacy Laws, the Company and its Subsidiaries have published and are in compliance in all material respects with privacy notices and policies (the “Privacy Policies”) that accurately disclose their privacy practices. The Company and its Subsidiaries have implemented a written information security program including reasonable administrative, physical, and technical safeguards. Since January 1, 2019, there have been no instances of material unauthorized access to, or any unauthorized use, acquisition, disclosure, loss or theft of, Personal Information in the possession, custody, or control of the Company or its Subsidiaries that resulted in any monetary loss by, or significant business disruption to, the Company or its Subsidiaries or that would require notification under any applicable Privacy Law (each, a “Security Breach”). Since January 1, 2019, no claims have been asserted or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries by any Person alleging a violation of Privacy Laws and/or Privacy Policies.

2.21 Brokerage. Other than Goldman Sachs & Co. LLC, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries.

2.22 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act, (b) the proxy statement to be filed with the SEC and ASX and sent to the Company Stockholders in connection with the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the time the Proxy Statement is mailed to the Company Stockholders, or at the time of the Company Stockholders’ Meeting, or (c) the ASX announcement to be released by Parent or the Company to the ASX in respect of the Merger or any other documents filed with the SEC or any Governmental Body in connection with the Contemplated Transactions or this Agreement, will contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication which has become false or misleading or contravene the Securities Act, the Exchange Act, any rule or regulation of the SEC, the Corporations Act, including Division 2 of Part 7.10, or any ASIC class orders, policies and requirements, including any ASIC relief or “no action” letter issued by ASIC. The Proxy Statement will comply as to form in all material respects with the provisions of applicable Law (including the applicable provisions and requirements of the Exchange Act, the Corporations Act, the ASX Listing Rules, ASIC and ASX). None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the ASX announcement to be released by Parent to the ASX in respect of the Merger, the Notice of Parent Extraordinary General Meeting, the Australian Prospectus (if any), or any other document filed with the ASX or any Governmental Body in connection with the Contemplated Transactions or this Agreement, will contain any misleading or deceptive statement or will contain any omission of material required by the Corporations Act (including any ASIC class orders, policies and requirements, including any ASIC relief or “no action” letter issued by ASIC) and/or the ASX Listing Rules. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or to be supplied by Parent or Merger Sub that is included or incorporated by reference in the Registration Statement, the Proxy Statement, the ASX announcement to be released by Parent to the ASX in respect of the Merger, the Notice of Parent Extraordinary General Meeting, the Australian Prospectus or any other documents filed with the SEC, the ASX or any Governmental Body in connection with the Contemplated Transactions or this Agreement.

2.23 No Rights Agreement. The Company is not a party to a stockholder rights plan.

2.24 Opinion. The M&A Committee has received the written opinion of Goldman Sachs & Co. LLC, dated February 27, 2022, that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and limits on the review undertaken set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of Company Shares and such opinion has not been withdrawn, revoked or modified.

2.25 Takeover Laws. Assuming the accuracy of the representations and warranties in Section 3.13, no Takeover Law, or any similar anti-takeover provisions in the Company Organizational Documents, is applicable to, or would reasonably be expected to restrict or prohibit the execution of this Agreement or any other Transaction Agreement to which the Company is or will be a party or the consummation of the Contemplated Transactions or any of the transactions contemplated by any of the Transaction Agreements to which the Company is or will be a party under the DGCL.

2.26 No Other Representations and Warranties of Parent and Merger Sub. THE COMPANY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 (AS MODIFIED BY THE PARENT DISCLOSURE LETTER) PARENT AND MERGER SUB MAKE NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES, AND PARENT AND MERGER SUB EXPRESSLY DISCLAIM ANY SUCH ADDITIONAL REPRESENTATIONS OR WARRANTIES. IN ADDITION, THE COMPANY ACKNOWLEDGES AND AGREES THAT IN CONNECTION WITH THE COMPANY’S INVESTIGATION OF PARENT, THE COMPANY HAS RECEIVED FROM OR ON BEHALF OF PARENT CERTAIN PROJECTIONS, AND PARENT HAS NOT MADE AND DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ANY ESTIMATES, PROJECTIONS OR FORECASTS).

Article 3

REPRESENTATIONS AND WARRANTIES OF PARENT and MERGER SUB

Except as otherwise disclosed in (a) any report, form, statement or other document filed with, or furnished to, (x) the SEC by Parent and publicly available prior to the date of this Agreement or (y) the ASX by Parent so long as, in the case of this clause (y), such report, form, statement or other document is publicly available at any time during the twelve (12) month period ending on the last date prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the applicable section or subsection of the confidential disclosure letter delivered by Parent to the Company (which shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of such disclosure letter if it is reasonably apparent on the face of such disclosure) prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

3.01 Organization and Corporate Power. Parent is a body corporate validly existing and in good standing under the Laws of Australia, with full corporate power and authority to enter into this Agreement and the other Transaction Agreements to which it is or will be a party and perform its obligations hereunder and thereunder. Each of the Subsidiaries of Parent is a body corporate or other entity validly existing under the laws of the jurisdiction of its incorporation or organization. Each of Parent and its Subsidiaries has all requisite corporate or similar power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. True, correct and complete copies of the certificate of incorporation and bylaws of Parent (the “Parent Organizational Documents”), each as in effect as of the date of this Agreement and the Closing Date, have been heretofore made available to the Company. Parent has not taken any actions that conflict with or violate the Parent Organizational Documents. The Parent Organizational Documents are in full force and effect, and Parent is not in violation of the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent.

3.02 Authorization; Valid and Binding Agreement. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party, to perform their respective obligations hereunder and thereunder and to consummate the Contemplated Transactions, the Parent Share Issuance and the transactions contemplated thereby, subject to the receipt of the Parent Stockholder Approval (as defined below). Each of the Parent Board and the Merger Sub Board has unanimously approved this Agreement and the other Transaction Agreements to which Parent or Merger Sub, as applicable, is or will be a party. The Parent Board has duly and validly resolved to recommend that the Parent Stockholders approve the Transaction Resolutions (the “Parent Recommendation”) and has directed that Parent submit the approval of the Transaction Resolutions (including resolutions to approve the Parent Share Issuance, the issuance of the New Parent Equity Awards and all other matters required by the ASX Listing Rules to consummate the Contemplated Transactions), at the Parent Extraordinary General Meeting (the “Parent Stockholder Approval”). As of the date of this Agreement, such actions are valid and have not been amended or withdrawn. Except for the Parent Stockholder Approval, no other corporate action pursuant to the Laws of Australia, on the part of Parent, is necessary to authorize this Agreement, the other Transaction Agreements to which Parent or Merger Sub is or will be a party or to perform its obligations hereunder or thereunder or to consummate the Contemplated Transactions, the Parent Share Issuance or the transactions contemplated thereby. Each of Parent and Merger Sub has duly executed and delivered this Agreement and the other Transaction Agreements to which it is a party (and, upon the execution and delivery of any other Transaction Agreements to be executed and delivered by Parent or Merger Sub, such other Transaction Agreements will have been duly executed and delivered by Parent or Merger Sub, as applicable) and, assuming the due authorization, execution and delivery by the Company of this Agreement and the other Transaction Agreements to which the Company is or will be a party and the execution and delivery by each other party (other than Parent or Merger Sub) to any other Transaction Agreement, this Agreement and the other Transaction Agreements to which Parent or Merger Sub is a party constitutes (and the other Transaction Agreements to be executed and delivered by Parent or Merger Sub will, upon the execution and delivery thereof by Parent or Merger Sub, as applicable, constitute) a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

3.03 Capital Stock.

(a) The authorized capital of Parent consists of, as of February 25, 2022 (the “Parent Measurement Date”): (i) 588,834,884 ordinary shares issued and outstanding, (ii) 33,980,208 warrants issued and outstanding, (iii) 3,000 convertible notes issued and outstanding, (iv) 5,880,000 performance options issued and outstanding, (v) 1,578,913 employee options over ordinary shares of Parent issued and outstanding, (vi) 8,782,700 performance rights issued and outstanding and (vii) 33,219,154 “performance securities” (as that term is used for the purposes of ASX Guidance Note 19). Since the Parent Measurement Date through the date of this Agreement, Parent has not issued any ordinary shares, performance rights, performance options, warrants, convertible notes or employee options. All of the issued and outstanding securities of Parent have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive rights of any Person, any Contract that is material to the business of Parent and its Subsidiaries, taken as a whole, and which Parent or any of its Subsidiaries is a party to or bound by, or any Parent Organizational Document, and have been issued in compliance with applicable Laws (including all applicable securities Laws) and in compliance with ASX Listing Rules, and with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote are issued or outstanding.

(b) Section 3.03(b) of the Parent Disclosure Letter sets forth a true, correct and complete list as of the Parent Measurement Date of the performance rights granted under a Parent Equity Plan (“Parent RSUs”), options to acquire Parent Ordinary Shares granted under a Parent Equity Plan (“Parent Options”), Parent RSUs and Parent Options (i) the number of Parent Ordinary Shares subject thereto, (ii) the holder thereof, (iii) the date of grant and (iv) the exercise price (if any). As of the Parent Measurement Date, Parent RSUs and Parent Options, there were no other equity or equity-based awards outstanding granted under a Parent Equity Plan and Parent has granted no other such awards between the Parent Measurement Date and the date of this Agreement. Each right to purchase Parent Ordinary Shares under a Parent Equity Plan was granted in all material respects in compliance with all requirements under applicable Law and in all material respects in accordance with the terms and conditions of such plan, as applicable.

(c) Except as disclosed in this Section 3.03 or set forth in Section 3.03(c) of the Parent Disclosure Letter, Parent has no issued and outstanding (i) shares or other equity interests or voting securities, (ii) securities convertible, exercisable or exchangeable, directly or indirectly, into shares of Parent, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts (including deferred consideration or other “performance securities” (as that term is used for the purposes of ASX Guidance Note 19)), whether in the form of an earn-out or otherwise) that require Parent to issue, transfer, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem shares or other equity interests of Parent (including as may arise in connection with or as a result of the execution of this Agreement or the consummation of the Contemplated Transactions or the Parent Share Issuance), (iv) share appreciation, phantom shares, restricted shares, restricted stock units, profit participation or similar rights with respect to Parent or (v) bonds, debentures, notes or other indebtedness of Parent having the right to vote on any matters on which Parent Stockholders may vote.

3.04 No Breach. The execution, delivery and performance by Parent of this Agreement or any other Transaction Agreement to which Parent is or will be a party and the consummation of the Contemplated Transactions, the Parent Share Issuance and the transactions contemplated thereby, do not (a) conflict with or violate the Parent Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained and all filings and obligations described in Section 3.05 have been made, conflict with or violate any Law or Governmental Order which Parent, its Subsidiaries or any of its properties or assets is subject, or any ASX Listing Rules, except, in the case of this clause (b), any conflict or violation that would not reasonably be expected to have a Parent Material Adverse Effect, or (c) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, any Contract that is material to the business of Parent and its Subsidiaries, taken as a whole, and which Parent or any of its Subsidiaries is a party to or bound by, or result in the creation of any Lien upon the properties or assets of Parent or any of its Subsidiaries (other than any Permitted Lien), except, in the case of this clause (c), any conflicts, beaches, defaults, violations, terminations, modifications, cancellations or accelerations that would not constitute a Parent Material Adverse Effect.

3.05 Consents. Except for (a) the applicable requirements of the HSR Act, (b) applicable requirements of the Exchange Act, (c) the filing of the Registration Statement under the Securities Act, and the rules and regulations of the SEC, (d) any applicable requirements, filings, waivers, relief or approvals required under any securities Laws, including any foreign or state securities Laws, (e) any applicable requirements, filings, waivers, relief or approvals required by ASX, ASIC or the Corporations Act, including the filing of the Australian Prospectus under the Corporations Act (and the expiration of the exposure period in respect thereof) and the rules and regulations of ASIC, (f) any applicable requirements of the ASX Listing Rules or ASX, (g) the filing of the Certificate of Merger and (h) any applicable requirements or filings with the relevant authorities of other countries or states in which Parent or any of its Subsidiaries is qualified to do business, in each case, neither Parent nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the other Transaction Agreements to which Parent is or will be a party or the consummation of the Contemplated Transactions, the Parent Share Issuance or the transactions contemplated thereby. Other than as stated in the immediately preceding sentence, no consent, approval or authorization of any Governmental Body or any other Person is required to be obtained by Parent or any of its Subsidiaries in connection with Parent’s execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions or the Parent Share Issuance except for those consents, approvals, and authorizations required under any of the Parent Real Property leases or the failure of which to obtain would not have a Parent Material Adverse Effect.

3.06 Sufficient Shares. Parent will have available at the Closing, subject to the Parent Stockholder Approval, authorized Parent Ordinary Shares and Parent ADRs, as applicable, sufficient for the delivery in full of the Parent Ordinary Share Election Consideration and Parent ADR Election Consideration (including the Parent Ordinary Shares underlying the Parent ADRs).

3.07 Financing. Concurrently with the execution and delivery of this Agreement, Parent is providing to the Company a true, correct and complete executed copy of the underwriting agreement by and between Parent and the Underwriters (the “Underwriting Agreement”), pursuant to which the Underwriters have, severally (and not jointly), committed to purchase, subject only to the terms and conditions contained therein, approximately seventy eight million three hundred thousand (78,300,000) Parent Ordinary Shares.

3.08 ASX Reports; Disclosure Controls and Procedures.

(a) Parent has timely filed all reports and other documents with the ASX required to be filed by Parent under the Corporations Act and the ASX Listing Rules since January 1, 2019 (such reports or documents, the “Parent ASX Documents”). No Subsidiary of Parent is required to file any form, report or other document with the ASX or the Corporations Act. As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Parent ASX Documents complied in all material respects with the applicable requirements of the of the ASX Listing Rules and the Corporations Act, as in effect on the date so filed, and (ii) at the time of filing, none of the Parent ASX Documents were misleading or deceptive (whether by omission or otherwise).

(b) Parent is admitted to the official list of the ASX, and since the date that is twelve (12) months prior to the date of this Agreement, quotation by ASX of the Parent Ordinary Shares has not been suspended or terminated by the ASX. Parent is eligible under the ASX Listing Rules and other requirements of ASX to remain listed on ASX, and the Parent Ordinary Shares will be eligible under the ASX Listing Rules and other requirements of ASX for quotation by ASX.

(c) The financial statements (including all related notes and schedules) contained in the Parent ASX Documents (i) complied as to form in all material respects with the published rules and regulations of the ASX applicable thereto, (ii) were prepared in accordance with IFRS, applied on a consistent basis throughout the periods covered (except as indicated in the notes to such financial statements), (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount), (iv) have been audited, in the case of the audited financial statements included therein, by an independent auditor and (v) when delivered by Parent for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement, will (A) have been audited, in the case of the audited financial statements included therein, by an independent auditor satisfying the requirements of the SEC and the Public Company Accounting Oversight Board, and (B) comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the applicable accounting requirements and other rules and regulations of the SEC applicable to a registrant, in each case, as in effect as of the dates thereof. Since December 31, 2020, neither Parent nor any of its Subsidiaries has been a party to any joint venture, off balance sheet partnership or any similar Contract or arrangement, where the result, purpose or intended effect of such Contract or other arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s published financial statements or other Parent ASX Documents.

(d) Parent has designed and maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting. Parent (i) has designed and maintains disclosure controls and procedures to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Corporations Act or the ASX Listing Rules is recorded, processed, summarized and reported within the time periods specified in the Corporations Act or the ASX Listing Rules (as applicable) and forms and is communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2019, any material change in internal control over financial reporting required to be disclosed in any Parent ASX Document has been so disclosed.

(e) Since January 1, 2019, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or Representative of Parent or any of its Subsidiaries, has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.09 No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Parent as of September 30, 2021, that is included in the Parent ASX Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practices, (c) for third-party expenses incurred in connection with this Agreement or the Contemplated Transactions or negotiations with other entities regarding similar potential transactions or (d) as set forth in Section 3.09(d) of the Parent Disclosure Letter, Parent, together with its Subsidiaries, does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by IFRS to be reflected or reserved against in the consolidated balance sheet of Parent and its Subsidiaries (or disclosed in the notices of such balance sheet).

3.10 Absence of Certain Developments. Since December 31, 2020, there has not occurred any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a Parent Material Adverse Effect. Except in connection with the Contemplated Transactions, the Parent Share Issuance, the issuance of the New Parent Equity Awards or the Financing, since the Parent Balance Sheet Date, Parent has carried on and operated its business in all material respects in the ordinary course of business consistent with past practices, and neither Parent nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 4.01(b) other than Section 4.01(b)(ii) and (iii) if such covenants had been in effect as of the Parent Balance Sheet Date.

3.11 Compliance with Laws.

(a) Parent and its Subsidiaries are, and have been since January 1, 2019, in compliance, in all material respects, with all Laws applicable to them, any of their properties or other assets or any of their business or operations. Parent is admitted to the official list of the ASX, and since the date that is twelve (12) months prior to the date of this Agreement, quotation by the ASX of its securities has not been suspended or terminated. Parent is eligible under the ASX Listing Rules and other requirements of ASX to remain listed on ASX.

(b) Since January 1, 2019, neither Parent nor any of its Subsidiaries has (i) received any communication from any Governmental Body that (A) alleges any violation or noncompliance with any applicable Law (or reflects that Parent or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Body, including state health or regulatory authorities), or (B) imposes any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any material Parent Permit and (ii) entered into any material agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Since January 1, 2019, Parent and each of its Subsidiaries have timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith. All such documents were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such documents required under applicable Laws have been submitted to the Governmental Body.

(d) Parent and, to Parent’s Knowledge, each of its officers and directors are in material compliance with, and have complied in all material respects with the Corporations Act and the ASX Listing Rules.

(e) Since January 1, 2017, Parent and its Subsidiaries have conducted thorough and proper analyses to ensure that they are in compliance in all material respects with all applicable Laws and regulations, including, but not limited to, (i) the Unfair, Deceptive, or Abusive Acts Practices (12 U.S. Code § 5531 et seq.), (ii) Unfair or Deceptive Acts or Practices (15 U.S. Code § 45 et seq.), (iii) the Fair Credit Report Act (15 U.S.C. § 1681 et seq.) and (iv) the Gramm-Leach-Bliley Act (15 U.S.C. § 6801 et seq.), and such analyses have been reviewed and confirmed as legal and appropriate by outside counsel.

(f)   This Section 3.11 does not apply to Intellectual Property, which is addressed in Section 3.14.

3.12 Brokerage. Other than Merrill Lynch Equities (Australia) Limited, Evercore Group L.L.C. and Jarden Australia Pty Limited, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or any of its Subsidiaries.

3.13 Ownership of the Company Shares. Other than any deemed ownership in connection with the Parent Support Agreements, neither Parent nor any of its Subsidiaries or associates is, or at any time during the last three (3) years has Parent or any of its Subsidiaries or associates been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Parent and its Subsidiaries and associates do not beneficially own any Company Shares or other securities of the Company or any options, warrants or other rights to acquire any economic interest in, the Company.

3.14 Intellectual Property.

(a) Section 3.14(a)(i) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material (i) Patents, (ii) Trademarks and (iii) Copyrights, in each instance, that are owned by Parent or any of its Subsidiaries and that have been registered with a Governmental Body, or with respect to which Parent or any of its Subsidiaries has filed an application for registration, except for any such Patents, Trademarks or Copyrights that have been abandoned by Parent or any of its Subsidiaries as of the date of this Agreement in the normal course of business (collectively, “Parent Registered Intellectual Property”). Section 3.14(a)(ii) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material internet domain names with respect to which Parent or any of its Subsidiaries owns or controls.

(b) Parent or its applicable Subsidiary is the owner of all rights, title and interests in the Parent Owned Intellectual Property, free and clear of all Liens. Parent or its Subsidiaries own or possess sufficient rights to use all other material Intellectual Property used as of the date of this Agreement in connection with the conduct of Parent’s and any of its Subsidiaries’ businesses; provided, however, that the foregoing will not be interpreted as a representation of non-infringement or non-misappropriation of third-party Intellectual Property, which is dealt with exclusively in Section 3.14(c) below.

(c) To the Knowledge of Parent, since January 1, 2019, neither the conduct of Parent’s business nor the conduct of any of its Subsidiaries’ businesses has misappropriated, infringed, or otherwise violated the Intellectual Property of any Person in any material respect. Since January 1, 2019, neither Parent nor any of its Subsidiaries has received any written notice from any Person claiming any misappropriation, infringement, or other violation of the Intellectual Property of any Person in any material respect.

(d) Since January 1, 2019, to the Knowledge of Parent, no Person has misappropriated, infringed, or otherwise violated any Parent Owned Intellectual Property in any material respect. No written claims are currently pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries challenging the validity or enforceability of any Parent Owned Intellectual Property in any material respect, excluding ex parte proceedings before a Governmental Body with respect to the prosecution and maintenance of Parent Registered Intellectual Property.

(e) Since January 1, 2019, to the Knowledge of Parent, each current and former employee and contractor of Parent or any of its Subsidiaries who was or is involved in the development of any Parent Owned Intellectual Property that is material to Parent’s or any of its Subsidiaries’ businesses has executed a Contract assigning to Parent or any of its Subsidiaries, as applicable, all of such employee or contractor’s rights in such Intellectual Property, or Parent or a Subsidiary is otherwise the owner of such Intellectual Property pursuant to the “work made for hire” doctrine under U.S. copyright law or pursuant to other applicable Law.

(f) Since January 1, 2019, to the Knowledge of Parent, (i) any third party and any current or former employee of Parent or any of its Subsidiaries with access to any material Trade Secrets of Parent or any of its Subsidiaries is bound by non-disclosure or other confidentiality obligations requiring them to maintain the confidentiality of such Trade Secrets and (ii) no such third party or employee has violated any such obligations in any material respects. Since January 1, 2019, Parent and its Subsidiaries have taken reasonable steps to prevent the unauthorized disclosure or use of its and their material Trade Secrets.

(g) With respect to all material Software that is owned by Parent or its Subsidiaries and licensed or otherwise provided to customers of Parent’s or its Subsidiaries’ businesses as of the date of this Agreement (“Parent Owned Software”), (i) Parent or one of its Subsidiaries has in its possession the source code and related documentation to use and maintain such Parent Owned Software, (ii) to the Knowledge of Parent, there has been no material reverse engineering, decompiling, or other unauthorized access to the source code for such Parent Owned Software, (iii) neither Parent nor any of its Subsidiaries have granted any Person the right to obtain access to any source code for such Parent Owned Software (except to Parent’s or any of its Subsidiaries’ contractors or other service providers in the ordinary course of business), and (iv) neither Parent nor any of its Subsidiaries has used any Open Source Software in a manner that requires them to disclose the source code for such Parent Owned Software or make such Parent Owned Software available on a royalty-free basis.

(h) Since January 1, 2019, there has been no malfunction or interruption in the operation of the Parent Owned Software or other information technology systems used by Parent or any of its Subsidiaries to provide services to customers of Parent’s or its Subsidiaries’ businesses as of the date of this Agreement that resulted in significant business disruption to Parent or its Subsidiaries, the root cause of which has not been remediated in all material respects as of the date hereof.

3.15 Litigation. There are no material Actions pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individuals capacity as such, at law or in equity, or before or by any Governmental Body, that are or would reasonably be expected to (a) be material to Parent and its Subsidiaries, taken as a whole, or (b) prevent or materially impair the ability of Parent or Merger Sub to consummate the Contemplated Transactions or the Parent Share Issuance, and neither Parent nor any of its Subsidiaries is subject to or in violation of any Governmental Order. This Section 3.15 does not apply to Intellectual Property, which is addressed in Section 3.14.

3.16 Regulatory Matters.

(a) Section 3.16(a) of the Parent Disclosure Letter sets forth a list of all Parent Permits (as defined herein), including the U.S. federal, state and local or other foreign jurisdiction of such Parent Permit, the title of such Parent Permit the identity of the holder of such Parent Permit, the identity of the applicable Governmental Body responsible for issuing such Parent Permit and whether any “change of control” or other similar provision would be triggered upon entry into this Agreement or upon consummation of the Contemplated Transactions.

(b) Parent and its Subsidiaries hold, and at all relevant times since January 1, 2019, have held all material Permits and have submitted notices to, all Governmental Bodies, including all authorizations necessary for the lawful operation of the businesses of Parent and its Subsidiaries as currently conducted (the “Parent Permits”), and as of the date of this Agreement, all such Parent Permits are valid and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, material amendment or cancellation of, with or without notice or lapse of time or both, any Parent Permit. Parent and each of its Subsidiaries are in compliance in all material respects with the terms of all Parent Permits, and no event has occurred that, to the Knowledge of Parent, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse material modification of any Parent Permit. Since January 1, 2019, neither Parent nor any of its Subsidiaries has received notice of any pending or threatened Action from any Governmental Body alleging that any operation or activity of Parent or any of its Subsidiaries is in violation of any Parent Permit or Law that applies to a Parent Permit. The consummation of the Merger and the other Contemplated Transactions, in and of itself, will not cause the revocation, suspension or cancellation of any Parent Permit pursuant to the terms of any such Parent Permit.

(c) Neither Parent nor any of its Subsidiaries is a party to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar agreement with or imposed by any Governmental Body.

(d) None of Parent, any of its Subsidiaries or any of their respective directors, officers or employees, or, to the Knowledge of Parent, any of its agents or distributors or any other Person acting on behalf of or for the benefit of Parent or any of its Subsidiaries has at any time since January 1, 2017 (i) violated or is in violation of any provision of the FCPA, (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention, (iii) violated any applicable anti-bribery or anti-corruption Law in any jurisdiction, (iv) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any Prohibited Payment, (v) to the Knowledge of Parent, been subject to any investigation by any Governmental Body with regard to any suspected or actual Prohibited Payment or (vi) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery. Since January 1, 2017, Parent has implemented and maintains in effect policies and procedures designed to ensure compliance by Parent and its Subsidiaries, and their respective directors, officers, employees, agents, distributors or any other Person acting on behalf of or for the benefit of Parent or any of its Subsidiaries with applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention. In addition, none of Parent, any of its Subsidiaries or any of their respective directors, officers or employees, nor, to the Knowledge of Parent, any of its agents or distributors or any other Person acting on behalf of Parent or any of its Subsidiaries has at any time since January 1, 2017 (A) violated or been in violation of any applicable Sanctions or AML Laws; or (B) dealt, directly or indirectly, with any Sanctioned Person. Parent and all of its Subsidiaries have in place adequate controls and systems to ensure compliance with applicable Sanctions and AML Laws in each of the jurisdictions in which Parent and its Subsidiaries currently do or in the past have done business. None of Parent, any of its Subsidiaries or any of their respective directors, officers, employees, or, to the Knowledge of Parent, agents or other Persons acting on behalf of Parent or any of its Subsidiaries is a Sanctioned Person. There is no pending or, to the Knowledge of Parent, threatened Action against, or Governmental Order with respect to, Parent or any of its Subsidiaries in connection with an alleged violation of Sanctions or AML Laws nor, during the five (5) years immediately preceding the date of this Agreement, has Parent or any of its Subsidiaries made any voluntary, directed or involuntary disclosure to any Governmental Body with respect to any alleged act or omission under or relating to any non-compliance with Sanctions or AML Laws.

(e) Since January 1, 2019, Parent and its Subsidiaries have complied in all materials respects with all applicable Privacy Laws. To the extent required by the applicable Privacy Laws, Parent and its Subsidiaries have published and are in compliance in all material respects with Privacy Policies that accurately disclose their privacy practices. Parent and its Subsidiaries have implemented a written information security program including reasonable administrative, physical, and technical safeguards. Since January 1, 2019, there have been no instances of any Security Breach. Since January 1, 2019, no claims have been asserted or, to the Parent’s Knowledge, threatened against the Parent or its Subsidiaries by any Person alleging a violation of Privacy Laws and/or Privacy Policies.

3.17 Tax Matters.

(a) (i) Parent and its Subsidiaries have duly and timely filed (taking into account any applicable extensions) all income Tax Returns and all other material Tax Returns required to be filed by them, (ii) such Tax Returns are true, complete and correct in all material respects, (iii) Parent and its Subsidiaries have duly and timely paid all Taxes that are due and payable (whether or not shown as due and payable on any Tax Return) and (iv) as of December 31, 2021, any material liability of Parent or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of Parent in accordance with IFRS.

(b) Except as would not have a Parent Material Adverse Effect:

(i) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or any of its Subsidiaries. Parent and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither Parent nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of applicable Law) or any “tax shelter” within the meaning of Section 6662 of the Code (or any similar provision of applicable Law).

(ii) No U.S., federal, state, local or foreign Tax Actions are pending or being conducted or have been threatened in writing with respect to Parent or any of its Subsidiaries or any of their respective assets. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries.

(iii) (A) There is no outstanding request for any extension of time for Parent or any of its Subsidiaries to pay any Tax or file any Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Tax of Parent or any of its Subsidiaries that is currently in force, other than in connection with extensions of time to file Tax Returns obtained in the ordinary course of business.

(c) Neither Parent nor any of its Subsidiaries has taken any action, other than as contemplated by this Agreement (including the exhibits and schedules hereto, the Company Disclosure Letter and the Parent Disclosure Letter), that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code, and neither Parent nor any of its Subsidiaries are aware of any fact or circumstance that would prevent or impede the Merger from so qualifying.

(d) After reasonable inquiry, although no assurance can be made in this regard, Parent does not believe it was a “passive foreign investment company” as defined in Section 1297 of the Code (“PFIC”) with respect to its taxable year ended on June 30, 2021

(e) Neither Parent nor any of its Subsidiaries has taken any action or knows of any facts or circumstances that, to the Knowledge of Parent (after due inquiry and consultation with its counsel) is reasonably likely to cause Parent to be unable to obtain the opinion described in Section 6.02(e).

3.18 Disclosure. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act, (b) the Notice of Parent Extraordinary General Meeting to be filed with the ASX and sent to the Parent Stockholders in connection with the Parent Extraordinary General Meeting (as amended or supplemented from time to time), or (c) the ASX announcement to be released by Parent or the Company to the ASX in respect of the Merger or any other documents filed with the SEC or any Governmental Body in connection with the Contemplated Transactions or this Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication which has become false or misleading or contravene the Securities Act, the Exchange Act, any rule or regulation of the SEC, the Corporations Act, including Division 2 of Part 7.10, or any ASIC class orders, policies and requirements, including any ASIC relief or “no action” letter issued by ASIC. To the extent required in accordance with the Corporations Act, the Australian Prospectus will comply as to form in all material respects with the applicable provisions of the Corporations Act and the rules and regulations promulgated by the ASIC thereunder. To the extent required in accordance with the Corporations Act, the Australian Prospectus will not be misleading or deceptive (whether by omission or otherwise) and will contain all material required by the Corporations Act.  Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by or to be supplied by the Company that is included or incorporated by reference in the Registration Statement, Australian Prospectus, Notice of Parent Extraordinary General Meeting or any other document filed with the ASX or any Governmental Body in connection with the Contemplated Transactions or this Agreement.

3.19 Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the Contemplated Transactions and has not engaged in any activities or business and has incurred no liabilities or obligations whatsoever, in each case other than those incident to its organization and the execution of this Agreement and the consummation of the Contemplated Transactions.

3.20 No Other Representations and Warranties of the Company. PARENT AND MERGER SUB ACKNOWLEDGE AND AGREE THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 2 (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES, AND THE COMPANY EXPRESSLY DISCLAIMS ANY SUCH ADDITIONAL REPRESENTATIONS OR WARRANTIES. IN ADDITION, PARENT AND MERGER SUB ACKNOWLEDGE AND AGREE THAT IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT HAS RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS, AND THE COMPANY HAS NOT MADE AND DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ANY ESTIMATES, PROJECTIONS OR FORECASTS).

Article 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.01 Covenants of the Company.

(a) Except (i) as set forth in Section 4.01(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) actions taken reasonably and in good faith in response to COVID-19 or in connection with COVID-19 Measures, in each case, in consultation with Parent or (v) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is validly terminated in accordance with Article 7 (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiaries to, (A) carry on its business in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.

(b) Without limiting the generality of Section 4.01(a), during the Pre-Closing Period and except as set forth in Section 4.01(b) of the Company Disclosure Letter or as required by applicable Law, the Company shall not and shall not permit any of its Subsidiaries, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), to:

(i) (A) authorize, declare, set aside, make or pay any dividends on or make any distribution (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) with respect to or (B) directly or indirectly redeem, purchase or otherwise acquire, in the case of each of clauses (A) and (B), any of its outstanding shares of capital stock or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, or enter into any agreement or arrangement with respect to voting or registration of its capital stock or other equity interests or securities;

(ii) issue, sell, pledge, dispose of or otherwise encumber, or otherwise permit to become outstanding, or authorize the issuance, sale, pledge, disposition or other encumbrance of, any (A) shares of beneficial interests, capital stock or other ownership interest in the Company or any of its Subsidiaries, (B) securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) phantom equity or similar contractual rights or (D) rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case: (1) for issuances of Company Shares in respect of (x) any exercise of Company Options outstanding on the date of this Agreement, in accordance with their terms on the date of this Agreement, and (y) any vesting or delivery of shares under Company RSUs or Company Restricted Shares outstanding on the date of this Agreement, in accordance with their terms as of the date of this Agreement, (2) for transactions solely between or among the Company and its wholly-owned Subsidiaries and (3) in the event that the Receivables Purchase Agreement is not entered into on or prior to the date that is thirty (30) days after the date of this Agreement, for issuances of Company Shares or securities convertible into or exchangeable or exercisable for Company Shares in an aggregate amount and on terms and conditions described in Section 4.01(b)(ii) of the Company Disclosure Letter.

(iii) except as required by the terms of a Company Plan as in effect as of the date of this Agreement or as required pursuant to this Agreement, (A) increase the wages, salary or other compensation or benefits with respect to any of the Company’s or any of its Subsidiaries’ officers, directors or employees, except for increases in base salaries and wages for employees with an annual base salary not in excess of two hundred thousand dollars ($200,000) in the ordinary course of business consistent with past practice (provided that such increases do not exceed one million five hundred thousand dollars ($1,500,000) in the aggregate), (B) establish, adopt, enter into, amend or terminate any Company Plan, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, (D) grant or accelerate the vesting of any equity or equity-based awards or other compensation, or (E) fund any rabbi trust or similar arrangement;

(iv)   adopt, enter into or amend any collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body applicable to Company or its Subsidiaries;

(v) hire or engage any Person to be an officer or employee of, or a service provider to, the Company or any of its Subsidiaries, other than the hiring or engagement of employees or service providers with annual base pay or fees not in excess of two hundred thousand dollars ($200,000) in the ordinary course of business consistent with past practice;

(vi) terminate the employment of any current member of the senior leadership team of the Company or any of its Subsidiaries other than for cause (as determined in accordance with past practice);

(vii) waive, release, amend or fail to enforce the restrictive covenant obligations of any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries;

(viii) other than as required by this Agreement in furtherance of the Contemplated Transactions, amend, or propose to amend, or permit the adoption of any amendment of any Company Organizational Document (including by merger, consolidation or otherwise) or the comparable charter or organization documents of any of its Subsidiaries or adopt a stockholders’ rights plan, or enter into any agreement with respect to the voting of its capital stock;

(ix)   effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(x) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Company or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(xi)   make or commit to make any capital expenditures that are in excess of five hundred thousand dollars ($500,000) individually or two million dollars ($2,000,000) in the aggregate above amounts indicated in the capital expenditure budget of the Company set forth in Section 4.01(b)(xi) of the Company Disclosure Letter;

(xii) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in, or a portion of the material assets of, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials, goods or services from suppliers or vendors in the ordinary course of business consistent with past practices;

(xiii) (A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness, including warehouse lines, incurred in the ordinary course of business consistent with past practices; (B) make any loans or advances to any other Person; (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any Indebtedness in an amount greater than five million dollars ($5,000,000) in the aggregate, except, in the event that the Receivables Purchase Agreement is not entered into on or prior to the date that is thirty (30) days after the date of this Agreement, the Company may incur Indebtedness in an aggregate amount not to exceed AUS $50,000,000;

(xiv) sell, transfer, exclusively license, assign, lease, subject to any Lien (other than Permitted Liens) or otherwise abandon, withdraw or dispose of (A) any tangible assets with a fair market value in excess of two hundred and fifty thousand dollars ($250,000) in the aggregate or (B) any Company Owned Intellectual Property, except, in the case of clauses (A) or (B), in the ordinary course of business consistent with past practices;

(xv) commence, pay, discharge, settle, compromise or satisfy, or grant any waiver or release with respect to, or consent to the entry of any Governmental Order with respect to, any Action, except for settlements (A) for amounts that do not exceed five hundred thousand dollars ($500,000) individually or two million five hundred thousand dollars ($2,500,000) in the aggregate and (B) that would not (x) impose any material restriction on the business of Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Closing or (y) involve any admission of liability, guilt or fault by the Company or any of its Subsidiaries;

(xvi) change its fiscal year, revalue any of its material assets or change any of its financial, actuarial, reserving, accounts receivable collection or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvii) (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to the Company or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to Company or any of its Subsidiaries, (E) settle or compromise any material Tax liability or refund of material Taxes with respect to the Company or any of its Subsidiaries or (F) adopt, revoke or change any material Tax accounting method;

(xviii) waive, release or assign any rights or claims under, or renew, affirmatively determine not to renew, amend, modify, exercise any options or rights of first offer or refusal under or terminate, any Company Material Contract or enter into any Contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement, other than in the ordinary course of business consistent with past practices;

(xix) allow the Company to cease to be admitted to the official list of ASX or suspended from trading by ASX for a consecutive period of more than five (5) trading days;

(xx) take or cause to be taken any action that would reasonably be expected to prevent the consummation of the Merger;

(xxi) fail to maintain in full force and effect insurance coverage covering the Company or any of its Subsidiaries, or their respective properties, businesses, assets and operations in a form and amount consistent with past practice;

(xxii) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any Company Permits in a manner that would materially impair the operation of the business of the Company and its Subsidiaries; or

(xxiii) authorize, agree or commit to take any of the actions described in clauses (i) through (xxii) of this Section 4.01(b).

4.02 Covenants of Parent.

(a) Except (i) as set forth in Section 4.02(a) of the Parent Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) actions taken reasonably and in good faith in response to COVID-19 or in connection with COVID-19 Measures, in each case, in consultation with the Company or (v) with the prior written consent of the Company (which consent will not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, Parent shall, and shall cause its Subsidiaries to, (A) carry on its business in the ordinary course of business consistent with past practice and (B) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships.

(b) Without limiting the generality of Section 4.02(a), during the Pre-Closing Period and except as set forth on Section 4.02(b) of the Parent Disclosure Letter, or as required by applicable Law, Parent shall not and shall not permit any of its Subsidiaries, without the prior written consent of the Company (which consent will not be unreasonably delayed, withheld or conditioned), to:

(i) amend the Parent Organizational Document in a manner that would be material and disproportionately adverse to the holders of Company Shares relative to the treatment of existing holders of Parent Ordinary Shares;

(ii) (A) authorize, declare, set aside, make or pay any dividends on or make any distribution (whether in cash, assets, shares or other securities of Parent or any Subsidiary of Parent) with respect to or (B) directly or indirectly redeem, purchase or otherwise acquire, in the case of each of clauses (A) and (B), any of its outstanding shares of capital stock or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, or enter into any agreement and arrangement with respect to voting or registration of its capital stock or other equity interests or securities;

(iii) except for the Parent Ordinary Shares, Parent ADRs and New Parent Equity Awards to be issued pursuant to this Agreement or any Parent Ordinary Shares issuable in the Financing or any Permitted Financing (as defined below), issue, sell, pledge, dispose of or otherwise encumber, or otherwise permit to become outstanding, or authorize the issuance, sale, pledge, disposition or other encumbrance of any (A) shares of beneficial interests, capital stock or other ownership interest in Parent or any of its Subsidiaries, (B) securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or (C) rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case, for issuances of Parent Ordinary Shares in respect of (I) any exercise or conversion of any existing securities outstanding on the date of this Agreement, in accordance with their terms on the date of this Agreement (and any dividend equivalent thereon) (including, the exercise of any Parent Options and/or the exercise of any deferred consideration or other “performance securities” (as that term is used for the purposes of ASX Guidance Note 19)), (II) any vesting, exercise, conversion or delivery of shares under Parent RSUs or Parent Options outstanding on the date of this Agreement, in accordance with their terms as of the date of this Agreement, and (III) for transactions solely between or among Parent and its wholly owned Subsidiaries;

(iv) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(v) adopt a plan of complete or partial liquidation or dissolution with respect to Parent;

(vi) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in, or a portion of the material assets of, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for (A) the purchase of materials, goods and services from suppliers or vendors in the ordinary course of business consistent with past practices or (B) acquisitions for amounts that do not exceed five million dollars ($5,000,000) individually or fifteen million dollars ($15,000,000) in the aggregate;

(vii) (A) incur any Indebtedness, (B) renew or extend any existing credit or loan arrangements, (C) enter into any “keep well” or other agreement to maintain any financial condition of another Person or (D) enter into any agreement or arrangement having the economic effect of any of the foregoing, except, in the case of each of clauses (A) through (D), for (1) short-term Indebtedness incurred in the ordinary course of business consistent with past practices, (2) warehouse lines (including any refinancing of any existing warehouse line) and (3) any amounts that do not exceed twenty-five million dollars ($25,000,000) individually or seventy-five million dollars ($75,000,000) in the aggregate except for unsecured amounts for which a principal payment would be due within two years of incurrence;

(viii) change any of its financial, actuarial, reserving, accounts receivable collection or Tax accounting methods or practices in any respect, expect as required by IFRS or Law;

(ix) take or cause to be taken any action that would reasonably be expected to prevent the consummation of the Merger; or

(x) authorize, agree or commit to take any of the actions described in clauses (i) through (ix) of this Section 4.02(b).

4.03 No Control of Other Party’s Business. Nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Article 5

ADDITIONAL COVENANTS OF THE PARTIES

5.01 Investigation.

(a) Following the date hereof, and subject to Antitrust Laws, each of the Company and Parent (in such capacity, the “Accessed Party”) shall (and shall cause its Subsidiaries to) afford to the other party (and to the Representatives of such other party) reasonable access during normal business hours of the Accessed Party during the Pre-Closing Period to its and its Subsidiaries’ personnel and properties, offices, facilities, contracts, commitments, information technology systems, policies, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financing, operating and other data and information regarding the Accessed Party, as the other party may reasonably request for the purpose identified in this Section 5.01(a). Notwithstanding the foregoing, (i) neither the Company nor Parent nor their respective Subsidiaries will be required to afford such access if it would (A) unreasonably disrupt the operations of the Accessed Party or any of its Subsidiaries, (B) reasonably be expected to cause a risk of a loss of privilege to the Accessed Party or any of its Subsidiaries, (C) constitute a violation of any applicable Law or a breach of a Contract to which it is a party or (D) contain or otherwise disclose competitively sensitive material and (ii) any physical access to the properties, information and personnel of the Accessed Party and its Subsidiaries may be limited, restricted or prohibited if the Accessed Party reasonably determines that such limitation, restriction or prohibition is necessary, appropriate or advisable in response to COVID-19 or any COVID-19 Measure; provided, in the case of each of clauses (i) and (ii), that the Accessed Party shall use commercially reasonable efforts to find an alternative way in compliance with all applicable Laws to provide the access or information contemplated by this Section 5.01(a) to the other party (or its Representatives), including redacting information or making substitute disclosure arrangements.

(b) In furtherance and not in limitation of the foregoing, each party hereto shall promptly notify the other in writing of any significant action, inquiry or investigation by or before any Governmental Body, in each case, relating to such party or such party’s Products.

(c) The parties hereto hereby agree that all information provided to any of them or their respective Representatives by or on behalf of the other party in connection with this Agreement, the Contemplated Transactions, the Parent Share Issuance and the New Parent Equity Awards, including the information provided pursuant to Section 5.01(a), will be subject and to treated in accordance with that certain confidentiality agreement between Parent and the Company, dated as of September 1, 2021 (the “Confidentiality Agreement”) and that certain clean team confidentiality agreement, dated January 20, 2022, by and between Parent and the Company (the “Clean Team Agreement”).

5.02 Registration Statement and Proxy Statement for Stockholder Approval. As soon as reasonably practicable following the date of this Agreement, and in any event prior to 5:30 p.m. Eastern Time on the ninetieth (90th) day following the date of this Agreement, (a) Parent and the Company shall use their reasonable best efforts to prepare, and Parent shall file with the SEC, a registration statement on Form F-4 (such registration statement together with the amendments and supplements thereto, the “Registration Statement”), which shall include (i) the Proxy Statement in preliminary form, which will, subject to Section 5.07(e) and Section 5.07(f), contain the Company Recommendation and (ii) a prospectus relating to the Parent Ordinary Shares and Parent ADRs to be issued pursuant to this Agreement and the Merger, and (b) to the extent required by the Corporations Act (as modified or exempted in accordance with any relief instruments issued by ASIC), Parent, with such assistance from the Company as is reasonably required, shall prepare a prospectus, to be filed with ASIC in accordance with Chapter 6D of the Corporations Act relating to the Parent Ordinary Shares to be offered and sold pursuant to this Agreement and the Merger (such prospectus together with any amendments and supplements thereto, the “Australian Prospectus”). As soon as reasonably practicable following the date of this Agreement (but in no event later than the forty-fifth (45th) day following the date of this Agreement), Parent will provide to the Parent Stockholders the Notice of Parent Extraordinary General Meeting, which shall, subject to Section 5.08(e) and Section 5.08(f), include the Parent Recommendation. As soon as reasonably practicable after the Registration Statement is initially filed with or confidentially submitted to the SEC, each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective. To the extent required by the Corporations Act, as soon as reasonably practicable after the Australian Prospectus is filed with the ASIC, Parent shall use its reasonable best efforts to, and the Company shall reasonably cooperate with Parent in such efforts to, have the Australian Prospectus validly lodged with ASIC and to keep the Australian Prospectus valid by issuing any replacement or supplementary disclosure document as required by ASIC, in each case as long as necessary to consummate the Contemplated Transactions and the Parent Share Issuance. The Company shall use its commercially reasonable efforts to mail the Proxy Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act and (to the extent required by applicable Law) the Australian Prospectus is lodged with ASIC and the exposure period (to the extent applicable) prescribed by section 727(3) of the Corporations Act has elapsed. Parent shall also use commercially reasonable efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of Parent Ordinary Shares and Parent ADRs pursuant to this Agreement (and the Company shall provide such assistance as is reasonably required by Parent in connection therewith), and each party hereto shall furnish all information concerning the Company, Parent and the holders of capital stock of the Company and Parent, as applicable, as may be reasonably requested by another party hereto in connection with any such action (including in connection with the preparation, filing and distribution of the Registration Statement, Proxy Statement, the Australian Prospectus or any other offer document, disclosure document or similar document required under or in connection with any Laws). No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to the Registration Statement, or to ASIC or its staff with respect to the Australian Prospectus, or to any Governmental Body or its staff with respect to any other offer document, disclosure document or similar document required under or in connection with any applicable Laws, may be made by Parent, or with respect to the Proxy Statement, may be made by the Company, Parent or any of their respective Subsidiaries, without providing the other party hereto a reasonable opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Ordinary Shares and Parent ADRs issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC or ASIC for amendment of the Registration Statement or the Australian Prospectus or comments thereon and responses thereto or requests by the SEC or ASIC for additional information. Each of the Company and Parent shall advise the other party, promptly after it receives notice thereof, of any request by the SEC or ASX for the amendment of the Registration Statement, Proxy Statement, Australian Prospectus, the Notice of Parent Extraordinary General Meeting or any other offer document, disclosure document or similar document issued by Parent under or in connection with any Laws, or comments thereon and responses thereto or requests by the SEC or ASX for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, is discovered by the Company or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or in the ASX announcement released by Parent or the Company to the ASX in respect of the Merger, the Australian Prospectus, the Notice of Parent Extraordinary General Meeting or any other offer document, disclosure document or similar document issued by Parent or the Company under or in connection with any Laws so that such document would not include a statement that it is misleading or deceptive (whether by omission or otherwise), the party hereto that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information will be promptly filed with the SEC, ASIC, the ASX or other applicable Governmental Body after the other party hereto has had a reasonable opportunity to review and comment thereon, and disseminated to the Company Stockholders and/or Parent Stockholders. As soon as reasonably practicable following the date of this Agreement, and in any event prior to 5:00 p.m. Eastern Time on the tenth (10th) day following the date of this Agreement, the Company shall submit an application to the ASX seeking a waiver from ASX Listing Rule 6.32.2 with respect to the cancellation of the Company Equity Awards and use reasonable best efforts to obtain such waiver.

5.03 Stockholders’ Meetings.

(a) The Company shall take all actions necessary, required or advisable, including actions in accordance with applicable Law and the Company Organizational Documents, to call, duly give notice of, convene and hold a meeting of the Company Stockholders as promptly as practicable (and, in any event, not later than 30 Business Days) after (x) the Registration Statement is declared effective under the Securities Act and (y) to the extent required by applicable Law, the Australian Prospectus is lodged with ASIC and the exposure period prescribed by section 727(3) of the Corporations Act has elapsed, to (i) obtain the Company Stockholder Approval (the “Company Stockholders’ Meeting”) and (ii) if so desired and mutually agreed by the Company and Parent, the approval of other matters of the type customarily brought before a special meeting of stockholders to adopt a merger agreement or otherwise approve the Contemplated Transactions. The Company shall, prior to the Registration Statement being declared effective, set a record date for determining the Company Stockholders entitled to attend the Company Stockholders’ Meeting. The Company agrees to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis. The Company shall not postpone or adjourn the Company Stockholders’ Meeting except to the extent required by Law or in accordance with the remaining provisions of this Section 5.03(a). Notwithstanding anything in this Agreement to the contrary, if (A) the Company has not received proxies representing the Company Stockholder Approval, whether or not a quorum is present, (B) there are insufficient Company Shares represented (either in person or by proxy) and voting to adopt the Merger Agreement and approve the Merger and the other Contemplated Transactions to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, or (C) it is necessary to ensure that any supplement or amendment to the Proxy Statement or Registration Statement is delivered to the Company Stockholders, the Company may, after reasonable consultation with Parent, or if Parent so requests shall, postpone or adjourn the Company Stockholders’ Meeting; provided, that the Company Stockholders’ Meeting shall not be postponed or adjourned by more than fifteen (15) Business Days in connection with any single postponement or adjournment or more than forty (40) Business Days in the aggregate.

(b) Subject to Section 5.07(e) and Section 5.07(f), the Company shall include the Company Recommendation in the Proxy Statement and use reasonable best efforts to obtain the Company Stockholder Approval, including by (x) soliciting from the Company Stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and (y) taking all other actions necessary, required or advisable to secure the vote or consent of the Company Stockholders required by the ASX Listing Rules or applicable Law to obtain such approvals. The Company shall not (i) submit any matter for approval of the Company Stockholders, other than a matter required for the Company Stockholder Approval and those contemplated by Section 5.03(a)(ii), or (ii) hold a stockholders’ meeting for any purpose prior to the occurrence of the Company Stockholders’ Meeting, other than an annual meeting of Company Stockholders (x) held on a date consistent with the past practices of the Company and (y) at which no Acquisition Proposal is put to a vote of any of the Company Stockholders.

(c) Parent shall:

(i) take all actions necessary, required or advisable, including actions in accordance with applicable Law and Parent Organizational Documents to duly give notice of (the “Notice of Parent Extraordinary General Meeting”) (which notice, subject to Section 5.08(e) and Section 5.08(f), shall include the Parent Recommendation), convene and hold the Parent Extraordinary General Meeting, to be held as promptly as practicable after, and in any event within forty-five (45) days after the Registration Statement is initially filed with or confidentially submitted to the SEC, or to the extent required by applicable Law, as promptly as practicable after the Australian Prospectus is lodged with ASIC and the exposure period prescribed by section 727(3) of the Corporations Act has elapsed; provided that, notwithstanding anything to the contrary set forth herein, the Parent Extraordinary General Meeting is not required to be held on a date before three (3) months prior to the Closing unless otherwise agreed by Parent (and then subject to any required waivers from ASX).

(ii) subject to Section 5.08(e) and Section 5.08(f), use reasonable best efforts to obtain the Parent Stockholder Approval, including by (x) soliciting from the Parent Stockholders proxies in favor of the issuance of shares and (y) taking all other action necessary, required or advisable to secure the vote or consent of the Parent Stockholders required by the ASX Listing Rules or applicable Law to obtain such approvals, and shall provide the Company with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis; and

(iii) not (A) submit any matter for approval of the Parent Stockholders other than a matter required for the Parent Stockholder Approval or otherwise in connection or associated with the Contemplated Transactions or the Financing (including the subsequent approval of the Financing for the purposes of ASX Listing Rule 7.4) or (B) hold a stockholders’ meeting for any purpose prior to the occurrence of the Parent Extraordinary General Meeting except as required by Law.

(d) Parent shall not postpone or adjourn the Parent Extraordinary General Meeting except to the extent required by Law or in accordance with the remaining provisions of this Section 5.03(d). Notwithstanding anything in this Agreement to the contrary, if (i) Parent has not received proxies representing the Parent Stockholder Approval, whether or not a quorum is present, (ii) there are insufficient Parent Ordinary Shares represented (either in person or by proxy) and voting to approve the Transaction Resolutions to constitute a quorum necessary to conduct the business of the Parent Extraordinary General Meeting, or (iii) it is necessary to ensure that the filing and dissemination of any supplemental or amended disclosure which the Parent Board has determined in good faith is necessary under applicable Law be filed or disseminated to the Parent Stockholders prior to the Parent Extraordinary General Meeting, Parent may, after reasonable consultation with the Company, or if the Company so requests (but only to the extent permitted by Law) shall, postpone or adjourn the Parent Extraordinary General Meeting to disseminate such supplemental or amended disclosure; provided, that the Parent Extraordinary General Meeting shall not be postponed or adjourned by more than fifteen (15) Business Days in connection with any single postponement or adjournment or more than forty (40) Business Days in the aggregate.

(e) In the event either the Company Stockholders’ Meeting or the Parent Extraordinary General Meeting is delayed in compliance with Section 5.03(a) or Section 5.03(d), then the other party hereto may similarly postpone, recess, adjourn or delay its stockholders’ meeting to the same date.

5.04 Chess Depositary Instruments. Prior to the Closing, the Company will take all actions that are reasonably necessary to provide that the Company CDIs will, at the Effective Time or such other time as the parties hereto agree with ASX and the Company (as applicable), be (a) suspended from quotation on ASX and (b) cancelled or exchanged for their applicable Company Shares in accordance with the ASX Settlement Rules. As soon as practicable after the Closing, the Surviving Corporation will apply to ASX to delist the Company.

5.05 ASIC Registrations. As soon as practicable after the Closing, the Surviving Corporation will notify ASIC of the Merger and either deregister the Company as a foreign registered company under the Corporations Act, or register the Surviving Corporation as a foreign registered company under the Corporations Act, if applicable.

5.06 Registration of Parent ADRs. Parent shall (a) use its reasonable best efforts to have the Depositary Bank prepare and file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Parent ADRs (the “Form F-6”) and (b) prepare and file with the SEC a registration statement on Form 8-A relating to the registration of a class of securities under the Exchange Act (the “Form 8-A”). Each of the Company and Parent shall use its reasonable best efforts to have the Form F-6 and Form 8-A declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing and to keep each of the Form 8-A and Form F-6 effective as long as necessary to consummate the Contemplated Transactions and the Parent Share Issuance. Parent shall use its reasonable best efforts to cause the Parent ADRs issuable pursuant to the Merger to be approved for listing on the Exchange, subject to official notice of issuance, as promptly as practicable after the establishment of the Parent ADR facility with the Depositary Bank as contemplated by this Agreement, and in any event prior to the Effective Time.

5.07 Company Non-Solicitation.

(a) The Company shall not, and shall cause its Subsidiaries not to, and shall instruct and direct its and their respective Representatives not to, directly or indirectly, (i) initiate, seek or solicit, or knowingly encourage or facilitate or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal or IPO (as defined below); (ii) engage or participate in discussions or negotiations with respect to, or would reasonably be expected to lead to, any Acquisition Proposal or IPO; (iii) provide any confidential, proprietary or nonpublic information or data of the Company or any of its Subsidiaries to any Person (other than Parent, its Affiliates and its and its Affiliates’ respective Representatives, in their capacity as such) in respect of any Acquisition Proposal or IPO (including to facilitate any Acquisition Proposal or IPO); or (iv) enter into any agreement, arrangement, undertaking, instrument or understanding (including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, share purchase agreement, exchange agreement, acquisition agreement or other similar agreement) with respect to any Acquisition Proposal or IPO. For purposes of this Section 5.07, an “Acquisition Proposal” means an Acquisition Proposal with respect to the Company and its Subsidiaries.

(b) The Company shall, and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to, (i) promptly (and, in any event, not later than two (2) days following the date hereof) request and use commercially reasonable efforts to pursue the return or destruction of any confidential, proprietary or nonpublic information or data of the Company or its Subsidiaries disclosed by or on behalf of the Company to any Person (other than Parent and its Affiliates and its and its Affiliates’ respective Representatives), (ii) enforce any confidentiality, standstill (except as necessary to exercise the Company’s or its Subsidiaries’ fiduciary duties) or similar rights or agreement in favor of the Company or its Subsidiaries, and (iii) immediately cease, and cause to be terminated, any solicitation, encouragement, discussions, negotiations or activities with any Person (other than (x) Parent and its Affiliates and its and its Affiliates’ respective Representatives and (y) activities solely in respect of compliance with the foregoing subclause (i)), in each case, with respect to any Acquisition Proposal or which would reasonably be expected to lead to any Acquisition Proposal, and, in connection therewith, the Company shall discontinue access by any such Person (other than Parent and its Affiliates and its and its Affiliates’ respective Representatives) to any data room (virtual or otherwise) established by the Company, its Affiliates or its or their respective Representatives in respect of any Acquisition Proposal.

(c) Subject to the other provisions of this Section 5.07, the Company, its Affiliates and its and their respective Representatives may in any event inform any Person that has made any Acquisition Proposal, or inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, of the provisions of this Section 5.07.

(d) Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company and the Company Board (or a duly authorized and empowered committee thereof) may take any actions described in Section 5.07(a)(ii) and Section 5.07(a)(iii) with respect to a third party if (i) the Company receives a bona fide written Acquisition Proposal from such third party that did not result or arise from a breach of Section 5.07(a), and (ii) the Company Board (or a duly authorized and empowered special committee thereof) concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that (x) such Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal and (y) the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that, the Company may deliver confidential, non-public and/or proprietary information to such third party only (A) pursuant to a confidentiality agreement no less stringent to such Person (and protective to the Company) than the terms of the Confidentiality Agreement (which such confidentiality agreement shall permit the Company to comply with Section 5.07(g) and shall not provide such third party with any exclusive right to negotiate with the Company or any of its Subsidiaries) and (B) if such information has been or is concurrently delivered to Parent. Nothing contained in this Section 5.07 will prohibit the Company or the Company Board (or a duly authorized and empowered special committee thereof) from (I) taking and disclosing to the Company Stockholders a position with respect to any Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (II) making any similar disclosure to the Company Stockholders that is required by Law or that the Company Board (or a duly authorized and empowered special committee thereof) determines in good faith that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided that, in each case, if such disclosure would constitute a Company Adverse Recommendation Change, the provisions in this Agreement applicable to a Company Adverse Recommendation Change shall apply; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Company Adverse Recommendation Change.

(e) Neither the Company Board nor any committee thereof may directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Parent), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any such committee of the Contemplated Transactions or (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to the Company (any action described in this sentence being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance with the provisions of this Section 5.07 and Section 5.03, solely in response to a Superior Proposal and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, if the Company Board (or a duly authorized and empowered committee thereof) determines in good faith that it would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement to the Company Stockholders, then the Company may make such Company Adverse Recommendation Change; provided, however, the Company may not make a Company Adverse Recommendation Change in response to a Superior Proposal, unless (A) such action is taken in response to a Superior Proposal that is not withdrawn as of the time of taking such action; (B) the Company gives Parent at least five (5) Business Days’ prior written notice (x) of its intention to take such action and (y) setting forth a reasonable description of the material events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that such Superior Proposal constitutes a Superior Proposal (including the latest material terms and conditions of, and the identity of the third party making, the Superior Proposal, and any amendment, supplement or modification thereof)); (C) during such five (5) Business Day period, the Company and the Company Board (including any duly authorized and empowered special committee thereof) has considered and negotiated (and has caused its Representatives to consider and negotiate) with Parent in good faith (to the extent Parent desires to so negotiate) regarding any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement) proposed by Parent (it being understood that Parent shall not have any obligation to propose any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement)); and (D) if during such five (5) Business Day period, Parent proposes any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement), the Company Board (or a duly authorized and empowered special committee thereof) (1) takes into account such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), and (2) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that, notwithstanding such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), (I) it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement and (II) such Superior Proposal continues to constitute a Superior Proposal. Any change to the financial terms or other material terms or material conditions of an Acquisition Proposal that was previously the subject of a notice under this Section 5.07(e) will require a new notice as provided under this Section 5.07(e), but with respect to any such subsequent notices references to a “five (5) Business Day period” will be deemed references to a “three (3) Business Day period.”

(f) At any time prior to obtaining the Company Stockholder Approval, following any Intervening Event, the Company Board (or a duly authorized and empowered special committee thereof) may make a Company Adverse Recommendation Change if, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, the Company Board (or a duly authorized and empowered special committee thereof) (i) determines in good faith that an Intervening Event has occurred and is continuing, (ii) as a result of the Intervening Event, determines in good faith that it would reasonably be expected to be inconsistent with of its fiduciary duties under applicable Law to continue to recommend this Agreement to the Company Stockholders, (iii) determines in good faith that the reasons for making such a Company Adverse Recommendation Change are independent from any Acquisition Proposal with respect to the Company and (iv) at least five (5) Business Days prior to making any Company Adverse Recommendation Change, provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and providing a reasonable description of the material events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that an Intervening Event has occurred and is continuing); provided, however, that (A) the Company Board (or a duly authorized and empowered special committee thereof) may not make such a Company Adverse Recommendation Change until the fifth (5th) Business Day after receipt by Parent of a Company Notice of Change, (B) during such five (5) Business Day period, the Company and the Company Board (including any duly authorized and empowered special committee thereof) has considered and negotiated (and has caused its Representatives to consider and negotiate) with Parent in good faith (to the extent Parent desires to so negotiate) regarding any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement) proposed by Parent (it being understood that Parent shall not have any obligation to propose any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement)) and (C) if during such five (5) Business Day period, Parent proposes any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement), the Company Board (or a duly authorized and empowered special committee thereof) (x) takes into account such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), and (y) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement due solely to a continuing Intervening Event.

(g) In addition to the obligations of the Company set forth in sub-sections (a) through (f) of this Section 5.07, as promptly as practicable after receipt of any Acquisition Proposal (and in any event within twenty-four (24) hours), the Company shall advise Parent in writing of such Acquisition Proposal, inquiry or proposal with respect to the Company received from any Person and the substance thereof (including the terms and conditions of and the identity of the Person making such Acquisition Proposal, inquiry or proposal and provide copies of any written materials provided in connection therewith and written summaries of any material oral communications relating thereto), and will keep Parent apprised of any related material events, facts, circumstances, developments, discussions and negotiations on a reasonably current basis, including any amendments, supplements or modifications to, or revisions of, the terms and conditions of such Acquisition Proposal, inquiry, proposal, discussions or negotiations.

5.08 Parent Non-Solicit.

(a) Parent shall not, and shall cause its Subsidiaries not to, and shall instruct and direct its and their respective Representatives not to, directly or indirectly, (i) initiate, seek or solicit, or knowingly encourage or facilitate or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in discussions or negotiations with respect to, or would reasonably be expected to lead to, any Acquisition Proposal; (iii) provide any confidential, proprietary or nonpublic information or data of Parent or its Subsidiaries to any Person (other than the Company, its Affiliates and its and its Affiliates’ respective Representatives, in their capacity as such) in respect of any Acquisition Proposal (including to facilitate any Acquisition Proposal); or (iv) enter into any agreement, arrangement, undertaking, instrument or understanding (including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, share purchase agreement, exchange agreement, acquisition agreement or other similar agreement) with respect to any Acquisition Proposal. For purposes of this Section 5.08, an “Acquisition Proposal” means an Acquisition Proposal with respect to Parent and its Subsidiaries.

(b) Parent shall, and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to, (i) promptly (and, in any event, not later than two (2) days following the date hereof) request and use commercially reasonable efforts to pursue the return or destruction of any confidential, proprietary or nonpublic information or data of Parent or its Subsidiaries disclosed by or on behalf of Parent to any Person (other than the Company and its Affiliates and its and its Affiliates’ respective Representatives), (ii) enforce any confidentiality, standstill (except as necessary to exercise Parent’s or its Subsidiaries’ fiduciary duties) or similar rights or agreement in favor of Parent or its Subsidiaries and (iii) immediately cease, and cause to be terminated, any solicitation, encouragement, discussions, negotiations or activities with any Person (other than (x) the Company and its Affiliates and its and its Affiliates’ respective Representatives and (y) activities solely in respect of compliance with the foregoing subclause (i)), in each case, with respect to any Acquisition Proposal or which would reasonably be expected to lead to any Acquisition Proposal, and, in connection therewith, Parent shall discontinue access by any such Person (other than the Company and its Affiliates and its and its Affiliates’ respective Representatives) to any data room (virtual or otherwise) established by Parent, its Affiliates or its or their respective Representatives in respect of any Acquisition Proposal.

(c) Subject to the other provisions of this Section 5.08, Parent, its Affiliates and its and their respective Representatives may inform any Person that has made any Acquisition Proposal, or inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, of the provisions of this Section 5.08.

(d) Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Parent Stockholder Approval, Parent and the Parent Board (or a duly authorized and empowered committee thereof) may take any actions described in Section 5.08(a)(ii) and Section 5.08(a)(iii) with respect to a third party if (i) Parent receives a bona fide written Acquisition Proposal from such third party that did not result or arise from a breach of Section 5.08(a), and (ii) the Parent Board (or a duly authorized and empowered committee thereof) concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that (x) such Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal and (y) the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that, Parent may deliver confidential, non-public and/or proprietary information to such third party only (A) pursuant to a confidentiality agreement no less stringent to such Person (and protective to Parent) than the terms of the Confidentiality Agreement (which such confidentiality agreement shall permit Parent to comply with Section 5.08(h) and shall not provide such third party with any exclusive right to negotiate with Parent or any of its Subsidiaries) and (B) if such information has been or is concurrently delivered to the Company. Nothing contained in this Section 5.08 will prohibit Parent or the Parent Board (or a duly authorized and empowered committee thereof) from (I) taking and disclosing to the Parent Stockholders a position with respect to any Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (applied on the assumption that such Rules or Items, as applicable, apply to the Company and Parent) or (II) making any similar disclosure to the Parent Stockholders that is required by Law or that the Parent Board (or a duly authorized and empowered special committee thereof) determines in good faith that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided that, in each case, if such disclosure would constitute a Parent Adverse Recommendation Change, the provisions in this Agreement applicable to a Parent Adverse Recommendation Change shall apply; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Parent Adverse Recommendation Change (applied on the assumption that such Rules or Items, as applicable, apply to the Company and Parent).

(e) Neither the Parent Board nor any committee thereof may directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee of the Contemplated Transactions or (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to Parent (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance with the provisions of this Section 5.08 and Section 5.03, solely in response to a Superior Proposal and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, if the Parent Board (or a duly authorized and empowered special committee thereof) determines in good faith that it would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement to the Parent Stockholders, then Parent may make such a Parent Adverse Recommendation Change; provided, however, Parent may not make a Parent Adverse Recommendation Change in response to a Superior Proposal, unless (i) such action is taken in response to a Superior Proposal that is not withdrawn as of the time of taking such action; (ii) Parent gives the Company at least five (5) Business Days’ prior written notice (x) of its intention to take such action and (y) setting forth a reasonable description of the material events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that such Superior Proposal constitutes a Superior Proposal (including the latest material terms and conditions of, and the identity of the third party making, the Superior Proposal, and any amendment, supplement or modification thereof)); (iii) during such five (5) Business Day period, Parent and the Parent Board (including any duly authorized and empowered special committee thereof) has considered and negotiated (and has caused its Representatives to consider and negotiate) with the Company in good faith (to the extent the Company desires to so negotiate) regarding any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement) proposed by the Company (it being understood that the Company shall not have any obligation to propose any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement)); and (iv) if during such five (5) Business Day period, the Company proposes any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement), the Parent Board (or a duly authorized and empowered committee thereof) (1) takes into account such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), and (2) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that, notwithstanding such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), (I) it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement and (II) such Superior Proposal continues to constitute a Superior Proposal. Any change to the financial terms or other material terms or material conditions of an Acquisition Proposal that was previously the subject of a notice under this Section 5.08(e) will require a new notice as provided under this Section 5.08(e), but with respect to any such subsequent notices references to a “five (5) Business Day period” will be deemed references to a “three (3) Business Day period.”

(f) At any time prior to obtaining the Parent Stockholder Approval, following any Intervening Event, the Parent Board (or a duly authorized and empowered committee thereof) may make a Parent Adverse Recommendation Change if, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, the Parent Board (or a duly authorized and empowered special committee thereof) (i) determines in good faith that an Intervening Event has occurred and is continuing, (ii) as a result of the Intervening Event, determines in good faith that it would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement to the Parent Stockholders, (iii) determines in good faith that the reasons for making such a Parent Adverse Recommendation Change are independent from any Acquisition Proposal with respect to Parent and (iv) at least five (5) Business Days prior to making any Parent Adverse Recommendation Change, provides written notice to the Company (a “Parent Notice of Change”) advising the Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and providing a reasonable description of the material events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that an Intervening Event has occurred and is continuing); provided, however, that (A) the Parent Board (or a duly authorized and empowered special committee thereof) may not make such a Parent Adverse Recommendation Change until the fifth (5th) Business Day after receipt by the Company of a Parent Notice of Change, (B) during such five (5) Business Day period, Parent and the Parent Board (including any duly authorized and empowered special committee thereof) has considered and negotiated (and has caused its Representatives to consider and negotiate) with the Company in good faith (to the extent the Company desires to so negotiate) regarding any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement) proposed by the Company (it being understood that the Company shall not have any obligation to propose any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement)) and (C) if during such five (5) Business Day period, the Company proposes any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement), the Parent Board (or a duly authorized and empowered special committee thereof) (x) takes into account such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), and (y) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement due solely to a continuing Intervening Event.

(g) Notwithstanding anything to the contrary herein, in the event any Acquisition Proposal is made with respect to Parent after the date of this Agreement, and such Acquisition Proposal is a Non-Conflicting Acquisition Proposal, then nothing in this Agreement shall prohibit or otherwise restrict Parent or any of its Subsidiaries, Affiliates or Representatives from taking any action with respect to such Acquisition Proposal (including any action set forth in this Section 5.08) so long as Parent notifies the Company of such Acquisition Proposal and the material terms thereof and keeps the Company reasonably informed of the status of discussions regarding such Acquisition Proposal.

(h) In addition to the obligations of Parent set forth in sub-sections (a) through (f) of this Section 5.08, as promptly as practicable after receipt of any Acquisition Proposal (and in any event within twenty-four (24) hours), Parent shall advise the Company in writing of such Acquisition Proposal, inquiry or proposal with respect to Parent received from any Person and the substance thereof (including the terms and conditions of and the identity of the Person making such Acquisition Proposal, inquiry or proposal and provide copies of any written materials provided in connection therewith and written summaries of any material oral communications relating thereto), and will keep the Company apprised of any related material events, facts, circumstances, developments, discussions and negotiations on a reasonably current basis, including any amendments, supplements or modifications to, or revisions of, the terms and conditions of such Acquisition Proposal, inquiry, proposal, discussions or negotiations.

5.09 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party hereto shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Merger and the other Contemplated Transactions and the Parent Share Issuance and the issuance of the New Parent Equity Awards as soon as practicable. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger within fifteen (15) Business Days after the date of the Agreement, (ii) make, or cause to be made, the filings, forms, submissions, applications, licenses or notices required or advisable (A) under any applicable licensing Laws, (B) in connection with any review or investigation pursuant to any applicable foreign direct investment Laws of the United States and non-U.S. jurisdictions, (C) under the ASX Listing Rules and the Corporations Act, or (D) to obtain the Australian Waivers, in each case as promptly as practicable after the date of this Agreement and (iii) supply as promptly as practicable any additional information and material that may be requested by a Governmental Body pursuant to the HSR Act or any other applicable Law. Parent shall, with the reasonable cooperation of the Company, be responsible for making any filing or notification required or advisable under foreign Antitrust Laws (final or in draft as the case may be) as promptly as possible after the date of this Agreement, unless otherwise agreed to by the Company and Parent in writing. The parties hereto shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and subject to appropriate mechanisms to deal with the exchange of competitively sensitive information, provide to the other parties hereto in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, to the extent permitted by applicable Law, the parties hereto agree (1) to give each other reasonable advance notice of all meetings with any Governmental Body relating to the Contemplated Transactions, (2) to give each other an opportunity to participate in each of such meetings, unless prohibited by such Governmental Body, (3) to the extent reasonably practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to the Contemplated Transactions, (4) if any Governmental Body initiates a substantive oral communication regarding the Contemplated Transactions, to promptly notify the other party of the substance of such communication, (5) to provide each other with a reasonable advance opportunity to review and comment upon (and to consider in good faith any reasonable comments made by the other party upon) all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding the Contemplated Transactions and (6) to provide each other with copies of all written communications to or from any Governmental Body relating to the Contemplated Transactions. Any such disclosures or provision of copies by one party to the other may be made, subject to restrictions to address confidential and/or competitively sensitive information, and on an outside counsel basis, if appropriate. Notwithstanding anything to the contrary contained in this Agreement, Parent shall have the right to control the strategy for obtaining all approvals and clearances sought by any filings applicable to the HSR Act and shall have the right to take the lead in coordinating the timing and content of all productions to, and all such filings, meetings and communications with, any Governmental Body in connection with obtaining any such approvals and clearances; provided Parent shall consider in good faith the views of the Company with respect to such strategy, coordination, content, analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted in connection with obtaining any such approvals and clearances.

(b) Without limiting the generality of Section 5.09(a), Parent shall, and shall cause each of its Subsidiaries and Affiliates to, use reasonable best efforts to take any and all actions necessary to obtain any consents, clearances, or approvals required under or in connection with the HSR Act and any other federal or state law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of lessening competition (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur prior to the Termination Date, including (i) promptly complying with any requests for additional information (including any second request) by any Governmental Body, (ii) if necessary to obtain clearance by any Governmental Body before the Termination Date, offering, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any and all of the capital stock, assets, equity holdings, rights, products, or businesses of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), and any other restrictions on the activities of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) (each, a “Remedy”); provided that, notwithstanding anything to the contrary set forth in this Agreement, neither Parent nor any of its Subsidiaries shall be required to undertake or agree to undertake any (A) Burdensome Condition or (B) any other action with respect to any Remedy if such Remedy is not conditioned upon effectiveness of the Contemplated Transactions; provided, further, that, upon Parent’s request, the Company shall take any of the actions referred to above (or agree to take such actions) if such actions are only effective from and after the Effective Time; provided, further that the Company shall not take any actions referred to above (or agree to take such actions), without the written consent of Parent.

(c) Parent and the Company shall not take, and shall cause each of its Subsidiaries to not take, any action or omit to take any action that would reasonably be expected to materially delay clearance by any Governmental Body under any Antitrust Laws or to make clearance by any Governmental Body under Antitrust Laws before the Termination Date materially less probable. Each of Parent and the Company shall bear any fees payable to any Governmental Body in connection with any filings that are made by such party to obtain clearance under any Antitrust Law for the consummation of the Merger.

(d) Without limiting the obligations in clauses (a) and (b) of this Section 5.09, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Merger, each of Parent and the Company shall cooperate in all respects with each other and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Governmental Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger.

(e) Prior to the Effective Time, except as contemplated by Section 5.09(f), each party hereto shall use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it or any of its respective Subsidiaries is a party (including making any payments that would be required in connection with a transfer of a “Substantial Ownership Interest” as defined in the Angel Loan Fund Agreement) as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions; provided, that, in no event will the Company, Parent or its applicable Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other financial accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

(f) The Company shall, and shall use its commercially reasonable efforts to cause its Representatives to, upon the reasonable request of Parent, provide reasonable cooperation to Parent in connection with (i) an amendment or waiver, in a form reasonably satisfactory to the Company, to the Existing Credit Agreement to waive the “Change in Control” and any other “Event of Default” (each as defined in the Existing Credit Agreement, as applicable) that will occur upon the consummation of the Merger in order to permit the consummation of the Merger (the “Credit Agreement Amendment”) or (ii) the entry into a new credit agreement (the “New Credit Agreement”), to be effective no earlier than the Effective Time, by Parent or the Surviving Corporation or any of their Subsidiaries (including requesting, and using commercially reasonable efforts to cause, the Company’s Representatives to furnish any customary certificates in connection with the Credit Agreement Amendment or New Credit Agreement); provided, that (A) the Company shall not be required to pay, prior to the Effective Time, any fee, penalty or other consideration or make any other financial accommodation to any third party, or pay Parent’s commitment or other similar fee in connection with the Credit Agreement Amendment or the New Credit Agreement, (B) the effectiveness of any documentation executed by the Company, with respect to the Credit Agreement Amendment or the New Credit Agreement, the attachment of any Lien to any assets of the Company or any of its Subsidiaries, or any payoff of existing indebtedness shall be subject to the consummation of the Merger, and (C) no director or officer of the Company shall be required to execute any agreement, certificate, document or instrument with respect to the Credit Agreement Amendment or New Credit Agreement that would be effective prior to the Closing (other than certifications of the financial statements). Parent and Merger Sub each acknowledge and agree that it is not a condition to Parent’s or Merger Sub’s obligations to consummate the Merger or to any of their other obligations under this Agreement that the Credit Agreement Amendment or the New Credit Agreement be executed.

(g) Subject to the conditions and upon the terms of this Agreement, each of Parent and the Company shall use commercially reasonable efforts to obtain each approval, consent, ratification, permission and waiver of authorization required to be obtained by Parent or the Company from a Governmental Body in relation to the consummation of the Contemplated Transactions.

5.10 Employee and Labor Matters.

(a) Parent shall, and shall cause the Surviving Corporation and each of its other Subsidiaries to, for the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, to maintain for each individual who is an employee of the Company or any of its Subsidiaries as of the Effective Time (a “Company Employee”), for so long as such Company Employee remains employed by the Surviving Corporation or one of its Subsidiaries during such period, (i) each of base salary or base wage rate and a target annual cash incentive compensation opportunity at least as favorable as that provided to the Company Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding equity-based awards) that are at least substantially comparable in the aggregate as the employee benefits maintained for and provided to the Company Employee as of immediately prior to the Effective Time (excluding equity-based awards) and (iii) subject to the requirements of the ASX Listing Rules and Corporations Act, severance benefits that are at least as favorable as the severance benefits provided to the Company Employee as of immediately prior to the Effective Time.

(b) For all purposes under the Parent Plans or other benefit plans maintained or sponsored by Parent, the Surviving Corporation or their Subsidiaries providing benefits to any employees after the Effective Time, each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time for purposes of vesting, benefits eligibility and level of benefits, to the same extent as such employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan; provided, however, that such service crediting will not be required to the extent it would result in a duplication of benefits or under any defined benefit pension plan or retiree medical or insurance plan. Without limiting the generality of the foregoing, Parent shall use commercially reasonable efforts, and shall cause the Surviving Corporation to use commercially reasonable efforts, to (i) cause Company Employees to not be subject to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or their Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time and (ii) credit under all employee benefit plans any eligible expenses incurred by such Company Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements and other out-of-pocket expenses applicable to such Company Employees and their covered dependents in respect of the plan year in which the Effective Time occurs. Nothing in this Agreement will (A) create any right to employment, continued employment, or any term or condition of employment with Parent, the Company, the Surviving Corporation, or their respective Affiliates, (B) prevent the termination of employment of any Company Employee, (C) constitute or require the establishment, adoption or termination of, or amendment to, any Company Plan, Parent Plan, or other employee benefit plan, program, agreement or arrangement or (D) confer upon any Company Employee or any other Person any third-party beneficiary or similar rights or remedies.

5.11 Indemnification of Officers and Directors.

(a) Parent shall cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are provided in the Company Organizational Documents as of the date hereof, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six (6) years from the Effective Time, and, in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal (or other change to such indemnification, advancement of expenses, and exculpation provisions) is necessary to comply with applicable Law, in which case Parent shall, and shall cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 5.11.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, for the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent that the Company would be permitted to do so by applicable Law, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company when acting in such capacity (each, together with such director’s or officer’s heirs, executors, or administrators, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty, and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, in each case, arising out of or pertaining to any action or omission occurring at or prior to the Effective Time, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary, or agent of the Company or its Subsidiaries to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been required under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person. In the event of any such Action, to the extent permitted by applicable Law, each Indemnified Party is entitled to advancement of reasonable expenses incurred in the defense of the Action from the Surviving Corporation and Parent (provided that any Person to whom expenses are advanced will have provided to the extent required by applicable Law, an undertaking (in a reasonable and customary form) to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) Notwithstanding anything to the contrary in this Agreement, the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation shall purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the aggregate premium for such tail policy will not be in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the Effective Time. Parent shall cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Without limiting any of the rights or obligations under this Section 5.11, from and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and shall comply with the terms and conditions of, any agreement set forth on Section 5.11(d) of the Company Disclosure Letter providing for the indemnification of such Indemnified Party, and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e) This Section 5.11 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person referred to in this Section 5.11. The indemnification and advancement provided for in this Section 5.11 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provision such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 5.11.

5.12 Public Disclosure. The initial press release relating to this Agreement will be a joint press release and thereafter, Parent and the Company shall consult with each other before issuing (or permitting any Affiliate to issue), and provide the other party the reasonable opportunity to review and comment upon (and shall consider in good faith any reasonable comments made by the other party on), any ASX announcements, press release or other public statements with respect to (a) this Agreement or the Contemplated Transactions or (b) the other party’s (or its Subsidiaries’) respective business, financial condition or results of operations (a “Public Transaction Disclosure”), in each case, except (i) as required by applicable Law or a Governmental Body, (ii) as necessary to satisfy its disclosure obligations imposed by any applicable public stock exchange, the ASX Listing Rules, or any other similar self-regulatory organization or (iii) disclosures that contain only statements concerning this Agreement or the Contemplated Transactions or the other party’s (or its Subsidiaries’) respective business, financial condition or results of operations, in each case, that are consistent with and limited in all material respects to the statements contained in previous Public Transaction Disclosures. The restrictions of this Section 5.12 do not apply to communications in connection with and following a Company Adverse Recommendation Change made in compliance with Section 5.07 (solely for the period of time when such Company Adverse Recommendation Change remains in effect) or a Parent Adverse Recommendation Change made in accordance with Section 5.08 (solely for the period of time when such Parent Adverse Recommendation Change remains in effect).

5.13 Advice of Changes. Parent and the Company shall each promptly advise the other party of any Effect that (a) has had or is reasonably likely to have a Company Material Adverse Effect (in the case of the Company) or a Parent Material Adverse Effect (in the case of Parent) or (b) would or would reasonably be expected to cause, in the case of the Company, any of the conditions set forth in Section 6.02 not to be satisfied, or, in the case of Parent, any of the conditions set forth in Section 6.03 not to be satisfied; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a failure of any condition set forth in Section 6.02 or Section 6.03 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.02 or Section 6.03 not to be satisfied.

5.14 Stock Exchange Listings. Parent shall use its reasonable best efforts to cause (a) the Parent Ordinary Shares to be issued in the Merger to be approved for official quotation on the ASX subject to the lodgment by Parent of an Appendix 2A form on or as soon as practicable after the Effective Time and (b) the Parent ADRs to be approved for listing on any national securities exchange as may be reasonably selected by Parent prior to the Closing Date (the “Exchange”), subject to official notice of the proposed issuance, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing Date.

5.15 Takeover Laws. Prior to the Effective Time, if any Takeover Law may become, or may purport to be, applicable to the Contemplated Transactions, each of Parent and the Company and the members of its respective board of directors (but only in their capacities as directors), to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Contemplated Transactions and the Parent Share Issuance and the issuance of the New Parent Equity Awards may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Law on any of the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards.

5.16 Section 16. Prior to the Effective Time, the Company Board shall approve the disposition of the Company equity securities (including derivative securities) in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

5.17 Tax Matters.

(a) For U.S. federal income tax purposes, it is intended that (v) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, (w) with respect to the Merger, this Agreement will constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code, (x) with respect to the Merger, Parent will be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that is a U.S. Person and that holds five percent (5%) or more of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i)) immediately following the Merger), (y) with respect to the Merger, the Company, Parent and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code, and (z) Parent should not be treated as a domestic corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the Code as a result of the Contemplated Transactions (the qualifications and other matters referred to in clauses (v) through (z), collectively, the “Intended Tax Treatment”). Each of Parent and the Company shall, except as otherwise contemplated by this Agreement, cooperate with each other and use their respective reasonable best efforts to cause the Intended Tax Treatment to be obtained, including by refraining from any action, other than as contemplated by this Agreement (including the exhibits and schedules hereto, the Company Disclosure Letter and the Parent Disclosure Letter), that such party knows is reasonably likely to prevent the Intended Tax Treatment. Parent and the Company shall use commercially reasonable efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP and Ropes & Gray LLP (or such other advisors) customary representation letters reasonably requested by such counsel (or other advisors), dated and executed as of the date the Registration Statement becomes effective or such other date(s) as reasonably requested by such counsel (or such other advisors) in connection with the filing of the Registration Statement and the documentation by the parties of the Intended Tax Treatment. Upon request of the Company, Parent shall use reasonable best efforts to promptly provide all necessary information, assistance and cooperation, including customary representation letters, as may be reasonably requested in connection with obtaining a written opinion of Ropes & Gray LLP, or such other nationally recognized Tax counsel reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that the tax treatment described in Sections 5.17(a)(v), 5.17(a)(w), 5.17(a)(x) and 5.17 (a)(y) should apply with respect to the Merger and the transfer of the Company Shares (such opinion, the “Company Tax Opinion”), and/or in connection with obtaining a ruling from the U.S. Internal Revenue Service related to matters to be addressed with respect to the Intended Tax Treatment (such ruling, the “IRS Ruling”). For the avoidance of doubt, the Company Tax Opinion may rely on the IRS Ruling and such customary representation letters.

(b) Prior to the date on which the Closing Date is determined or 10 business days prior to the Closing Date (whichever is later), the Company shall have the right to provide to Parent written notice that the Company elects to cause the Merger to not qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If and to the extent such notice is provided, then notwithstanding anything to the contrary in this Agreement, Parent shall take such action as is reasonably necessary to cause Merger Sub to be directly and wholly owned for U.S. federal income tax purposes by an entity that is treated as a corporation for U.S. federal income tax purposes and that is not Parent, which is in turn directly owned by an entity that is treated as a corporation for U.S. federal income tax purposes and that is not Parent, it being understood that, notwithstanding the Intended Tax Treatment, the intention thereof is to cause the Merger to be taxable for U.S. federal income tax purposes and not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) Prior to the Closing, the Company shall deliver to Parent a properly completed and executed (i) certification that meets the requirements of Treasury Regulations Sections 1.897-2(h)(1) and 1.1445-2(c)(3), dated not more than thirty (30) days prior to the Closing Date, and (ii) notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice and the original certification to the Internal Revenue Service on behalf of the Company after the Closing. The Company’s obligation to deliver such certificate shall not be considered an obligation under this Agreement for purposes of Article 6, but if the Company fails to deliver such certificate, Parent shall have the right, pursuant to Section 1.11, to withhold any amounts required to be withheld under Section 1445 of the Code and Treasury Regulations thereunder.

(d) Parent shall, and shall cause the Surviving Corporation to, in connection with the Merger, comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6).

(e) In order to give effect to the scrip for scrip rollover relief under subdivision 124-M of the Income Tax Assessment Act 1997 (Cth) (“ITAA 1997”) (the “Rollover Provisions”), Parent agrees that (i) it will not, as the Replacement Entity, make a choice under subsection 124-795(4) of the ITAA 1997 in relation to the exchange of the Company Shares by the Company Stockholders for the Parent Ordinary Shares, (ii) it will be at the Closing the ‘ultimate holding company’ of the ‘wholly-owned group’ in which Merger Sub is a member (as those terms are defined in section 995-1 of the ITAA 1997), (iii) it will not and must procure that no member of the wholly owned group referred to in clause (ii) will issue equity (other than the Parent Ordinary Shares), or owe new debt, such that the stockholders of the Company immediately prior to the Effective Time may be denied roll-over relief under the Rollover Provisions due to a failure of the condition in paragraph 124-780(3)(f) of the ITAA 1997.

(f)   Through the end of Parent’s tax year ending in 2024, Parent shall review its Tax status at least annually with qualified United States Tax advisors in order to determine whether or not Parent is a PFIC within the meaning of Section 1297 of the Code. This determination shall be made no later than January 31 of the following calendar year. If Parent determines that it is a PFIC, Parent shall notify its shareholders of such determination and, with respect to such PFIC, for the first taxable year to which such determination applies and for each taxable year thereafter through the end of Parent’s tax year ending in 2024, Parent shall promptly, but in no event later than January 31 of the following calendar year, provide the shareholders with a “PFIC Annual Information Statement” (within the meaning of Treasury Regulations section 1.1295-1(g)), which shall be signed by the PFIC or an authorized representative of the PFIC and which shall set forth the following information: (i) the first and last days of the taxable year of the PFIC; (ii) each shareholder’s pro rata shares of the ordinary earnings and net capital gain (as defined in Treasury Regulations Section 1.1293-1(a)(2)) of the PFIC for the taxable year indicated in clause (i) above; (iii) the amount of cash and the fair market value of other property distributed or deemed distributed to the shareholder during the taxable year of the PFIC to which the PFIC Annual Information Statement pertains; (iv) the statement that the PFIC will permit the shareholders to inspect and copy the PFIC’s permanent books of account, records, and such other documents as may be maintained by the PFIC to establish that the PFIC’s ordinary earnings and net capital gain are computed in accordance with U.S. federal income tax principles, and to verify these amounts and the shareholder’s pro rata shares thereof; and (v) such other information as may be required under applicable Treasury Regulations.

5.18 Stockholder Litigation. Each of the Company and Parent shall (a) provide the other party hereto, as applicable, prompt written notice (including reasonable details and any written demands or filings in respect of) of any Action by (or on behalf of) any stockholder (or purported stockholder) of such party that (i) questions or challenges, or would reasonably be expected to question or challenge, the validity of this Agreement or the other transactions or agreements contemplated hereby or any actions taken or to be taken by Parent, the Parent Board (or any committee thereof), the Company, the Company Board (or any committee thereof), any Affiliate of Parent or the Company and/or any director, officer or employee of the foregoing, in each case, in respect of this Agreement, the agreements contemplated hereby or the Contemplated Transactions or (ii) seeks to enjoin or otherwise restrain the Contemplated Transactions and (b) promptly update the other party as to the status and any developments with respect to any such Action. The Company shall (A) give Parent the opportunity to participate (at Parent’s own expense) in the defense or settlement of any such Action against the Company, its Affiliates, the Company Board (or any committee thereof) and/or any director, officer or employee of the Company or its Affiliates and (B) not agree (or commit to agree) to any settlement or resolution of any such Action without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.19 Financing Cooperation.

(a) Prior to the Effective Time, each of the Company and Parent shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, on a timely basis, upon the reasonable request of the other party, provide reasonable cooperation that is customary in connection with the arrangement, marketing, syndication and consummation of the Financing or any other financing that Parent or any of its Subsidiaries or the Company or any of its Subsidiaries may pursue to the extent permitted by this Agreement (the Financing or any such financing, a “Permitted Financing”), including the following:

(i) furnishing, or causing to be furnished, audited and unaudited financial statements, delivering customary information included in offering memoranda or prospectuses in connection with any Permitted Financing (other than portions customarily provided by financing sources) that is customary for an offering of securities of the type that may be offered in any Permitted Financing;

(ii) providing reasonable assistance for the preparation of pro forma financial information and projections required to consummate any Permitted Financing or to comply with applicable Law;

(iii) using reasonable best efforts to secure the consent of the independent accountants related to the financial statements described in this Section 5.19;

(iv)   requesting that the Company’s or Parent’s independent accountants, as applicable, reasonably participate in drafting sessions and accounting due diligence sessions in connection with any Permitted Financing, including requesting that they provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related thereto, to the extent required in connection with the marketing and syndication of any such Permitted Financing or as are customarily required in an underwritten offering of securities;

(v) providing reasonable assistance in the preparation of customary rating agency presentations, road show materials, customary bank or co-investor information memoranda, prospectuses, bank syndication materials, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with any Permitted Financing;

(vi) reasonably cooperating with customary marketing efforts for any Permitted Financing and any syndication, including causing its management team, with appropriate seniority and expertise, and external auditors and advisors, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;

(vii) using reasonable best efforts to deliver to the other party any materials and documentation required under applicable “know your customer” and anti-money laundering laws;

(viii) to the extent Parent or the Company will become a party to any definitive agreement in respect of any Permitted Financing, providing (including using reasonable best efforts to obtain such documents from its advisors) customary certificates, corporate authorizations and other customary closing documents and definitive agreements as may be reasonably requested;

(ix) informing the other party that if previously issued financial statements included or intended to be used in connection with any Permitted Financing should no longer be relied upon or that a restatement is required or reasonably likely; and

(x) reasonably cooperating with the other party in connection with (A) efforts to obtain customary corporate ratings; (B) assisting in obtaining opinions of counsel; (C) providing customary authorization letters to the financing sources; (D) providing customary authorizations for the use of trademarks, service marks and logos; (E) providing access to documents and other information reasonably requested in connection with continuing due diligence investigations; and (F) if reasonably requested, the payoff of existing indebtedness, whether in the form of a tender offer, change of control offer, redemption, satisfaction and discharge, consent solicitation, or otherwise;

provided that (1) neither the Company nor Parent shall be required to pay the other party’s commitment or other similar fee in connection with any Permitted Financing, (2) the effectiveness of any documentation executed by the Company or Parent, with respect thereto, the attachment of any Lien to any assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, or any payoff of existing indebtedness shall be subject to the consummation of the Merger, and (3) no director or officer of the Company or Parent shall be required to execute any agreement, certificate, document or instrument with respect to any Permitted Financing that would be effective prior to the Closing (other than certifications of the financial statements).

(b) All non-public or other confidential information shared pursuant to this Section 5.19 shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be shared (i) on a confidential basis with prospective lenders and investors during syndication and marketing of any Permitted Financing in connection therewith and participants in such Permitted Financing, in each case that enter into confidentiality arrangements customary for financing transactions of the same type as such Permitted Financing (including with respect to investors, customary “click-through” confidentiality undertakings), and (ii) on a confidential basis with rating agencies; provided, further, that the foregoing shall not prohibit such information from being included in bank or co-investor information memoranda, prospectuses, bank syndication materials, offering memoranda and private placement memoranda (including under Rule 144A or a registered offering under the Securities Act). The Company hereby consents to the reasonable use of the Company’s and any of its Subsidiary’s trademarks, service marks and logos solely in connection with any Permitted Financing contemplated hereby; provided that such trademarks, service marks and logos are used in a manner that is not intended to or reasonably likely to harm or disparage such party’s reputation or goodwill, and on such other customary terms and conditions as shall be mutually agreed by the Company and Parent.

5.20 State Licensing. The Company shall, prior to the Closing, either (a) withdraw or cause its applicable Subsidiary to withdraw any pending filings or applications for those certain state Permits set forth on Section 5.20 of the Company Disclosure Letter; provided that neither the Company nor any of its Subsidiaries shall be required to withdraw any such application prior to the earlier of the date on which (i) the condition set forth in Section 6.01 is satisfied and (ii) the condition set forth in Section 6.03 is satisfied or (b) if any such filings or applications are approved prior to the time at which the Company or its applicable Subsidiary withdraws such filing or application surrender such Permit such that no approval by or consent from any Governmental Body is required under applicable Law with respect to such Permit.

5.21 Cooperation. Each of Parent and the Company shall, and shall cause its respective Subsidiaries, and shall instruct and direct its and their respective Representatives to, use reasonable best efforts, subject to applicable Laws (including Antitrust Laws), to cooperate with the other party in connection with planning the integration of the business operations of Parent and the Company and their respective Subsidiaries, which integration is to occur only after the Effective Time.

5.22 Receivables Purchase. Parent and the Company shall negotiate in good faith and use commercially reasonable efforts to enter into (or to cause their applicable Subsidiaries or special purpose entities to enter into), no later than the thirtieth (30th) day after the date of this Agreement, a mutually acceptable receivables purchase agreement substantially on the terms and conditions set forth in Section 5.22 of the Parent Disclosure Letter (the “Receivables Purchase Agreement”) under which, on the terms and subject to the conditions set forth in the Receivables Purchase Agreement, Parent (or its applicable Subsidiary or special purpose entity) shall, from time to time upon request of the Company commencing after the date set forth in Section 5.22 of the Parent Disclosure Letter, purchase receivables from the Company or its applicable Subsidiary (or special purpose entity) at par for an aggregate purchase price of up to AUS $50,000,000.

Article 6

CONDITIONS TO CLOSING

6.01 Conditions to All Parties’ Obligations. The obligations of Parent, Merger Sub and the Company to consummate the Contemplated Transactions and of Parent to consummate the Parent Share Issuance and the issuance of the New Parent Equity Awards are subject to the satisfaction (or, to the extent permitted by Law, written waiver by Parent and the Company) of the following conditions:

(a) The Company Stockholder Approval will have been obtained;

(b) The Parent Stockholder Approval will have been obtained;

(c) The Registration Statement will have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement will have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d) The Parent ADRs that are issuable pursuant to this Agreement shall have been authorized for listing on the Exchange, subject to official notice of issuance, and the Parent Ordinary Shares that are issuable pursuant to this Agreement shall have been authorized for listing on the ASX;

(e) The F-6 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the F-6 shall have been issued and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(f) (i) The Australian Prospectus (to the extent required by applicable Law) will have been lodged with ASIC and the exposure period prescribed by section 727(3) of the Corporations Act will have elapsed (if applicable) and no stop order is issued by ASIC in relation to the Australian Prospectus and remains in effect or (ii) ASIC shall have granted Parent such consents, approvals, waivers, relief and exemptions, or have done such other acts, so as to permit the parties hereto to effect the Merger, the Contemplated Transactions and the Parent Share Issuance without requiring the Australian Prospectus to be lodged with ASIC;

(g) The ASX and ASIC shall have provided to Parent and Merger Sub such consents, approvals, waivers, relief and exemptions, or do such other acts, as are required under the ASX Listing Rules, the Corporations Act and any other applicable Laws to undertake and effect the Merger and the other Contemplated Transactions and implement the Parent Share Issuance and the issuance of the New Parent Equity Awards, and in connection with the offer, issue and sale of the Parent Ordinary Shares and Parent ADRs being issued in the Merger and the exchange of shares mechanics set out in Article 1 and in connection with the offer, issue and sale of the New Parent Equity Awards (and the satisfaction by Parent and Merger Sub of any conditions imposed by ASX and ASIC (as applicable) in such consents, approvals, waivers, relief and exemptions (including any shareholder approvals required under the ASX Listing Rules)) (the “Australian Waivers”) or the ASX and ASIC (as applicable) will have confirmed to Parent that no such Australian Waivers are required;

(h) Any applicable waiting period (and any extension thereof) applicable to the Contemplated Transactions under the HSR Act will have expired or been terminated (together with the Australian Waivers, the “Required Approvals”);

(i) There will be no (i) Governmental Order (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Body of competent jurisdiction or (ii) Laws enacted or promulgated, in each case, that have the effect of enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions or the Parent Share Issuance or the issuance of the New Parent Equity Awards or making consummation of the Contemplated Transactions or the Parent Share Issuance or the issuance of the New Parent Equity Awards illegal; and

(j) The Required Approvals shall have been obtained without the imposition of any Burdensome Condition.

6.02 Conditions to Parent’s and Merger Sub’s Obligations. The obligation of Parent and Merger Sub to consummate the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards is subject to the satisfaction (or, to the extent permitted by Law, written waiver by Parent) of the following conditions:

(a) Each of the representations and warranties of the Company contained in (i) Article 2 (other than the representations and warranties contained in Section 2.01 (Organization and Corporate Power) (with respect to the Company), Section 2.02 (Authorization; Valid and Binding Agreement), Section 2.03 (Capital Stock) and Section 2.21 (Brokerage)) will be true and correct (without giving effect to any “material,” “materiality,” “Company Material Adverse Effect” or similar phrases) as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing, except where any failure(s) of any such representation and warranty to be so true and correct, either individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect, (ii) Section 2.01 (Organization and Corporate Power) (with respect to the Company), Section 2.02 (Authorization; Valid and Binding Agreement) and Section 2.21 (Brokerage) will be true and correct in all material respects as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing and (iii) Section 2.03 (Capital Stock) will be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing;

(b) The Company shall have performed and complied, in all material respects, with all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;

(c) Since the date of this Agreement, there will not have occurred any Effect that, individually or in the aggregate with any other Effect has had or would reasonably be expected to have a Company Material Adverse Effect;

(d) Parent shall have received an opinion from nationally recognized Tax counsel or nationally recognized Tax advisors reasonably satisfactory to Parent as of the Closing Date concluding that Parent should not be treated as a domestic corporation for United States federal income Tax purposes by reason of Section 7874(b) of the Code as a result of the Contemplated Transactions; and

(e) The Company will have delivered to Parent a certificate of the Company executed by a duly authorized executive officer thereof, dated as of the Closing Date, stating that the conditions set forth in Sections 6.02(a), (b) and (c) have been satisfied.

6.03 Conditions to Company’s Obligations. The obligations of the Company to consummate the Contemplated Transactions are subject to the satisfaction (or, to the extent permitted by Law, waiver by the Company) of the following conditions:

(a) Each of the representations and warranties of Parent and Merger Sub contained in (i) Article 3 (other than the representations and warranties contained in Section 3.01 (Organization and Corporate Power) (with respect to Parent), Section 3.02 (Authorization; Valid and Binding Agreement), Section 3.03 (Capital Stock) and Section 3.12 (Brokerage)) will be true and correct (without giving effect to any “material,” “materiality,” “Parent Material Adverse Effect” or similar phrases) as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing, except where any failure(s) of any such representation and warranty to be so true and correct, either individually or in the aggregate, has not had or would not reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 3.01 (with respect to Parent) (Organization and Corporate Power), Section 3.02 (Authorization; Valid and Binding Agreement) and Section 3.12 (Brokerage) will be true and correct in material all respects as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing and (iii) Section 3.03 (Capital Stock) will be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing;

(b) Each of Parent and Merger Sub shall have performed and complied, in all material respects, with all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;

(c) Since the date of this Agreement, there will not have occurred any Parent Material Adverse Effect or any Effect that, individually or in the aggregate with any other Effect has had or would reasonably be expected to have a Parent Material Adverse Effect; and

(d) Parent will have delivered to the Company a certificate of Parent executed by a duly authorized executive officer thereof, dated as of the Closing Date, stating that the conditions set forth in Sections 6.03(a), (b) and (c) have been satisfied.

6.04 Waiver of Conditions. All conditions to the closing of the Merger will be deemed to have been satisfied or waived from and after the Effective Time.

Article 7

TERMINATION

7.01 Termination. This Agreement may be terminated and the Merger may be abandoned:

(a) At any time prior to the Effective Time, by the mutual written consent of Parent and the Company;

(b) by Parent:

(i) at any time prior to the Effective Time, if any of the Company’s representations or warranties contained in this Agreement will be or have become untrue, or if the Company breaches any of the covenants or agreements in this Agreement to be performed by it, in each case, individually or in the aggregate, such that a condition set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied or, to the extent permitted by Law, waived, and such untruth or breach is (A) incapable of being cured by the Company prior to the time period set forth in the following subclause (B) or (B) not cured by the earlier of the (1) Termination Date or (2) forty-fifth (45th) day after delivery by Parent to the Company of written notice of such untruth or breach; provided that Parent is not then in material breach of any of its representations and warranties or covenants or other agreements contained herein to be performed by it;

(ii) at any time prior to the receipt of the Parent Stockholder Approval, if the Parent Board or any committee thereof effects a Parent Adverse Recommendation Change that is permitted by, and made in accordance with, Section 5.08(e) in order to enter into a definitive written agreement providing for a Superior Proposal; provided, that, in the case of such a Parent Adverse Recommendation Change, concurrently with such termination and in order for such termination to be effective, Parent enters into a definitive written agreement in respect of such Superior Proposal and pays the Parent Termination Fee in accordance with the terms of Section 7.03(b);

(iii) if (A) the Company breaches in any material respect any of the covenants or agreements in Section 5.07 or (B) the Company Board or any committee thereof (I) makes a Company Adverse Recommendation Change, (II) does not include the Company Recommendation in the Proxy Statement or submits this Agreement to holders of Company Shares for adoption without the Company Recommendation, (III) withdraws, modifies or qualifies the Company Recommendation in a manner adverse to Parent, or resolves to do so or fails to reaffirm such recommendation within five (5) Business Days after Parent requests in writing that such action be taken, (IV) fails to recommend against acceptance of any publicly-disclosed tender offer or exchange offer for Company Shares by any Person (other than Parent or any of its Affiliates), within the ten (10) Business Day period commencing on the date such tender offer or exchange offer is first publicly disclosed, in any such case, whether or not permitted by the terms hereof, (V) recommends or endorses any Acquisition Proposal or (VI) publicly proposes or allows the Company or any of its Subsidiaries to publicly propose to take any of the actions in the foregoing subclauses (I)–(V).

(c) by the Company:

(i) at any time prior to the Effective Time, if any of Parent’s or Merger Sub’s representations or warranties contained in this Agreement will be or have become untrue, or if Parent or Merger Sub breaches any of the covenants or agreements in this Agreement to be performed by it, in each case, individually or in the aggregate, such that a condition set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied or, to the extent permitted by Law, waived, and such untruth or breach is (A) incapable of being cured by Parent prior to the time period set forth in the following subclause (B) or (B) not cured by the earlier of the (1) Termination Date or (2) forty-fifth (45th) day after delivery by the Company to Parent of written notice of such untruth or breach; provided that the Company is not then in material breach of any of its representations and warranties or covenants or other agreements contained herein to be performed by it;

(ii) at any time prior to the receipt of the Company Stockholder Approval, if the Company Board or any committee thereof effects a Company Adverse Recommendation Change that is permitted by, and made in accordance with, Section 5.07(e) in order to enter into a definitive written agreement providing for a Superior Proposal; provided, that, in the case of such a Company Adverse Recommendation Change, concurrently with such termination and in order for such termination to be effective, the Company enters into a definitive written agreement in respect of such Superior Proposal and pays the Termination Fee in accordance with the terms of Section 7.03(a); or

(iii) if (A) Parent breaches in any material respect any of the covenants or agreements in Section 5.08 or (B) the Parent Board or any committee thereof (I) makes a Parent Adverse Recommendation Change, (II) does not include the Parent Recommendation in the Notice of Parent Extraordinary General Meeting, or submits the Transaction Resolutions to holders of Parent Ordinary Shares for approval without the Parent Recommendation, (III) withdraws, modifies or qualifies the Parent Recommendation in a manner adverse to the Company, or resolves to do so or fails to reaffirm such recommendation within five (5) Business Days after the Company requests in writing that such action be taken, (IV) fails to recommend against acceptance of any publicly-disclosed tender offer or exchange offer for Parent Ordinary Shares by any Person, within the ten (10) Business Day period commencing on the date such tender offer or exchange offer is first publicly disclosed, in any such case, whether or not permitted by the terms hereof, (V) recommends or endorses any Acquisition Proposal for Parent, or (VI) publicly proposes or allows Parent or any of its Subsidiaries to publicly propose to take any of the actions in the foregoing subclauses (I)–(V); provided, in the case of clause (IV), (V) and (VI) set forth above, this Agreement may not be terminated by the Company in the event the Parent Board fails to recommend against any tender offer or exchange offer or recommends or endorses any Acquisition Proposal that, in each case, is a Non-Conflicting Acquisition Proposal.

(d) by either Parent or the Company, at any time prior to the Effective Time, if:

(i) (A) the Contemplated Transactions violate any Governmental Order that becomes final and non-appealable, (B) there is in effect any Law that makes the Contemplated Transactions illegal or otherwise prohibited or (C) any Governmental Body required to grant any Required Approval has denied approval of any of the Contemplated Transactions, the Parent Share Issuance or the issuance of the New Parent Equity Awards and such denial has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.01(d)(i) will not be available to any party hereto whose action or failure to act is the primary cause of the occurrence of the foregoing prohibition (solely if such action or failure to act constitutes a breach of, or failure to perform, any covenant or other agreement to be performed by such party under this Agreement);

(ii) the Merger has not been consummated by 5:00 p.m., New York time on November 28, 2022 (the “Termination Date”); provided that, the right to terminate this Agreement under this Section 7.01(d)(ii), or to extend the Termination Date pursuant to the following proviso, will not be available to any party hereto whose action or failure to act is the primary cause of the failure of the Merger to occur on or before such date (solely if such action or failure to act constitutes a breach of, or failure to perform, any covenant or other agreement to be performed by such party under this Agreement); provided, further that, if the conditions set forth in Section 6.01(h) or, solely with respect to Antitrust Laws and Governmental Orders that relate to Antitrust Laws, Section 6.01(i) shall not have been satisfied as of such date and, in the case of an extension of the Termination Date by Parent, all other conditions to Parent’s obligations to consummate the Closing, the Parent Share Issuance and the issuance of the New Parent Equity Awards or, in the case of an extension of the Termination Date by the Company, all other conditions to the Company’s obligations to consummate the Closing, have been satisfied (other than those conditions that by their terms may only be satisfied on the Closing Date, but subject to the satisfaction or, to the extent permitted by Law, waiver of such conditions) as of such date, each of the Company and Parent may, by written notice provided to the other party, extend the Termination Date until February 28, 2023;

(iii) the Company Stockholder Approval will not have been obtained at the Company Stockholders’ Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(iv) the Parent Stockholder Approval will not have been obtained at the Parent Extraordinary General Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

7.02 Effect of Termination. Except as otherwise expressly provided herein, any proper and valid termination of this Agreement pursuant to Section 7.01 shall be effective upon the delivery of written notice of the terminating party to the other parties hereto, as applicable, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the termination of this Agreement as provided in Section 7.01, this Agreement will become void and be of no further force or effect; provided, however, that (a) this Section 7.02, Section 7.03 and Article 8 will survive the termination of this Agreement and will remain in full force and effect, (b) Section 7.01(b)(ii) will survive the termination of this Agreement solely to the extent contemplated by Section 7.01(b)(ii) and will remain in full force and effect, (c) Section 7.01(c)(ii) will survive the termination of this Agreement solely to the extent contemplated by Section 7.01(c)(ii) and will remain in full force and effect and (d) notwithstanding anything to the contrary contained in this Agreement, no such termination will relieve any Person of any liability for damages resulting from (x) fraud or (y) material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”).

7.03 Termination Fees; Reimbursable Expenses.

(a) Payment of Termination Fee by the Company.

(i) In the event that this Agreement is terminated by the Company pursuant to Section 7.01(c)(ii), then the Company shall pay to Parent the Termination Fee concurrently with such termination.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(b)(iii), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following such termination.

(iii) In the event that, prior to the termination of this Agreement in accordance with Section 7.01, (A) an Acquisition Proposal (whether or not conditional) with respect to the Company and/or its Subsidiaries has been made (x) known to senior management of the Company or the Company Board (or any committee thereof) or (y) directly to the Company Stockholders (generally), or any Person shall have publicly announced such an Acquisition Proposal or the intention to make such an Acquisition Proposal (whether or not conditional), (B) thereafter, this Agreement is terminated pursuant to Section 7.01(d)(ii) (and this Agreement was then terminable under Section 7.01(d)(iii)) or Section 7.01(d)(iii) and (C) concurrently with, or within twelve (12) months after, any such termination described in the foregoing subclause (B), the Company or any of its Affiliates enters into a definitive agreement (regardless of whether a transaction is consummated) with respect to, or otherwise consummates, any Acquisition Proposal with respect to the Company or any of its Subsidiaries (whether or not the same Acquisition Proposal as that referred to in the foregoing subclause (A)), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of the consummation of such transaction, pay to Parent the Termination Fee. For purposes of this Section 7.03(a)(iii), fifty percent (50%) shall be substituted for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal.”

(iv) Except in the event of fraud or an Intentional Breach, Parent’s right to receive the one-time payment of the Termination Fee (if and when due) from the Company as provided in this Section 7.03(a) will be the sole and exclusive remedy available to Parent against the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated by Parent or the Company under circumstances requiring the payment of the Termination Fee pursuant to this Section 7.03(a), and, upon such payment of the Termination Fee (if and when due), none of the Company’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives will have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions. The parties hereto acknowledge and agree that in no event will the Company be required to pay the Termination Fee on more than one occasion.

(b) Payment of Termination Fee and Reimbursable Expenses by Parent.

(i) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(b)(ii), then Parent shall pay to the Company the Parent Termination Fee concurrently with such termination.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 7.01(c)(iii), then Parent shall pay to the Company the Parent Termination Fee as promptly as possible (but in any event within two (2) Business Days) following such termination.

(iii) In the event that this Agreement is terminated (A) by the Company or Parent pursuant to Section 7.01(d)(i) (in each case, solely to the extent such Governmental Order or other basis for termination under Section 7.01(d)(i) relates to any Antitrust Law) or (B) by the Company or Parent pursuant to Section 7.01(d)(ii) and, as of the time of such termination, either (x) the condition set forth in Section 6.01(i) is not satisfied (solely with respect to Antitrust Laws) or (y) neither the condition set forth in Section 6.01(h) nor the condition set forth in Section 6.01(i) (solely with respect to Antitrust Laws) is satisfied, and all of the conditions set forth in Section 6.01 (other than in Section 6.01(h) and Section 6.01(i) (solely with respect to Antitrust Laws)), Section 6.02 and Section 6.03 are satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions would have been capable of being satisfied if the Closing were to occur on the date a notice of termination is delivered), then Parent shall pay to the Company the lesser of (1) the reasonable and documented out-of-pocket expenses incurred by the Company in connection with Section 5.09(b) and (2) five million Dollars ($5,000,000), unless the Termination Date is extended pursuant to Section 7.01(d)(ii) and thereafter this Agreement is terminated, in which case the amount for purposes of this clause (2) shall be eight million Dollars ($8,000,000) (the “Reimbursable Expenses”), as promptly as possible (but in any event within two (2) Business Days) following such termination; provided that, in the case of each of clauses (A) and (B) set forth above, the failure of the condition set forth in Section 6.01(h) or Section 6.01(i) to be satisfied did not result from any breach by the Company of any of the covenants or agreements to be performed by it or its obligations set forth herein.

(iv) In the event that, prior to the termination of this Agreement in accordance with Section 7.01, (A) an Acquisition Proposal (whether or not conditional) with respect to Parent and/or its Subsidiaries has been made (x) known to senior management or the Parent Board (or any committee thereof) or (y) directly to the Parent Stockholders (generally), or any Person shall have publicly announced such an Acquisition Proposal or the intention to make such an Acquisition Proposal (whether or not conditional), (B) thereafter, this Agreement is terminated pursuant to Section 7.01(d)(ii) (and this Agreement was then terminable under Section 7.01(d)(iv)), or Section 7.01(d)(iv) and (C) concurrently with, or within twelve (12) months after, any such termination described in the foregoing subclause (B), Parent or any of its Subsidiaries enters into a definitive agreement (regardless of whether a transaction is consummated) with respect to, or otherwise consummates, any Acquisition Proposal with respect to Parent or any of its Subsidiaries (whether or not the same Acquisition Proposal as that referred to in the foregoing subclause (A)), then Parent shall, on the earlier of the date it enters into such definitive agreement and the date of the consummation of such transaction, pay to the Company the Parent Termination Fee. For purposes of this Section 7.03(b)(iv), fifty percent (50%) shall be substituted for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal.”

(v) Except in the event of fraud or an Intentional Breach, the Company’s right to receive the one-time payment of the Parent Termination Fee or the Reimbursable Expenses, as applicable (if and when due), from Parent as provided in this Section 7.03(b) will be the sole and exclusive remedy available to the Company against Parent or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement, the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards in the event that this Agreement is terminated by Parent or the Company under circumstances requiring the payment of the Termination Fee or the Reimbursable Expenses pursuant to this Section 7.03(b), and, upon such payment of the Parent Termination Fee or Reimbursable Expenses, as applicable (if and when due), none of Parent’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives will have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions. The parties hereto acknowledge and agree that in no event will Parent be required to pay the Parent Termination Fee or the Reimbursable Expenses on more than one occasion.

(c) The parties hereto acknowledge and agree that (i) the agreements contained in this Section 7.03 are an integral part of the Contemplated Transactions, (ii) without these agreements, neither the Company nor Parent would enter into this Agreement and (iii) the Termination Fee and the Parent Termination Fee, as applicable, constitute liquidated damages and not a penalty. Accordingly, if either party fails promptly to pay any amount due pursuant to this Section 7.03 (such party, the “Defaulting Party”), and, in order to obtain such payment, the other party (the “Non-Defaulting Party”) commences an Action that results in a judgment against the Defaulting Party for the payment set forth in this Section 7.03, the Defaulting Party shall pay to the Non-Defaulting Party its costs, fees and expenses (including attorneys’ fees) in connection with such Action, together with interest on the Termination Fee or Parent Termination Fee, and such costs, fees and expenses to be reimbursed to the Non-Defaulting Party under this Section 7.03(c), in each case, from the date payment was required to be made until the date of such payment is actually made (at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made).

(d) If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 7.03, it will not be a defense to the obligation of either the Company or Parent to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

Article 8

MISCELLANEOUS

8.01 Expenses. Except as otherwise expressly provided herein, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the Contemplated Transactions (whether consummated or not).

8.02 Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Company Stockholders or the Parent Stockholders) if, and only if, such amendment or waiver is in writing and signed by Parent, the Company and Merger Sub; provided, however, that after the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, no amendment will be made which by applicable Laws or the rules of the ASX or the Exchange requires further approval of the Company Stockholders or Parent Stockholders, as applicable, without the further approval of the Company Stockholders or Parent Stockholders, as applicable.

8.03 Waiver.

(a) No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party hereto in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party hereto will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

8.04 No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement will survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

8.05 Entire Agreement; Counterparts. This Agreement (and the exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter), together with the Confidentiality Agreement and the Clean Team Agreement, constitute the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement will continue in full force and effect until the Closing Date and will survive any termination of this Agreement. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which will be deemed an original and all of which will constitute one and the same instrument.

8.06 Applicable Law; Jurisdiction.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Contemplated Transactions, will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States Court for the District of Delaware in the event any dispute arises out of this Agreement or the Contemplated Transactions, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement or the Contemplated Transactions in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the parties hereto has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(c) To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 8.06(b).

8.07 Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

8.08 Assignability. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent will be void and of no effect; provided, further that Merger Sub may assign this Agreement to any wholly owned Subsidiary of Parent without the prior written consent of the Company.

8.09 No Third Party Beneficiaries. Except for following the Effective Time, the right of the Indemnified Parties to enforce the provisions of Section 5.10 only, Parent, the Company and Merger Sub agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

8.10 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given and received (a) when personally delivered, (b) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law. Notices, demands and other communications, in each case to the respective parties hereto, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Parent and Merger Sub:

Zip Co Limited
27 West 24th Street, Suite 200
New York, New York 10010

Attention:	David Tyler
Email:	david.tyler@zip.co

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

Attention:	Jeffrey A. Brill, Esq.

Thomas W. Greenberg, Esq.

E-mail:	Jeffrey.Brill@skadden.com

Thomas.Greenberg@skadden.com

and

Arnold Bloch Leibler
Level 24, 2 Chifley Square
Sydney, New South Wales 2000
Australia

Attention:	Jeremy Leibler and Gavin Hammerschlag
Email:	JLeibler@abl.com.au

GHammerschlag@abl.com.au

Notices to the Company prior to the Closing Date:

Sezzle Inc.
251 N 1st Ave, Suite 200
Minneapolis, MN 55401

Attention:	Candice Ciresi
Email:	candice.ciresi@sezzle.com

with copy (which will not constitute notice) to:

Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199

Attention:	Jane Goldstein

Craig Marcus

Email:	Jane.Goldstein@ropesgray.com

Craig.Marcus@ropesgray.com

and

Squire Patton Boggs

Level 21, 200 Murray Street

Perth, Western Australia 6000

Australia

Attention:	Simon Rear and Michael Gajic
Email:	simon.rear@squirepb.com

michael.gajic@squirepb.com

8.11 Certain Definitions. For purposes of this Agreement the term:

“Accessed Party” has the meaning set forth in Section 5.01(a).

“Acquisition Proposal” means, other than the Contemplated Transactions (including the Financing), any proposal or offer for, or inquiry relating to, or any third-party indication of interest in, whether or not in writing, any transaction or series of transactions involving the (a) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues or net income or the assets (based on the fair market value thereof) of the Company or Parent, as applicable, and their respective Subsidiaries, taken as a whole, (b) direct or indirect acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such equity securities or capital stock) of (x) the Company or Parent, as applicable, or (y) any of their respective Subsidiaries, as applicable, whose business (taken as a whole) constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole, or (c) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization, reorganization, liquidation, dissolution, stock repurchase program or other similar transaction that, if consummated, would result, directly or indirectly, in any Person (or group of Persons) beneficially owning twenty percent (20%) or more of any class of equity securities or capital stock (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such equity securities or capital stock) of (x) the Company or Parent, as applicable or (y) any of their respective Subsidiaries, as applicable whose business (taken as a whole) constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole, other than the Contemplated Transactions.

“Action” means any claim, controversy, charge, cause of action, complaint, demand, audit, examination, mediation, notice, action, suit, mediation, arbitration, proceeding, investigation or other legal proceeding, in each case, by or before any Governmental Body.

“Adjusted Option” has the meaning set forth in Section 1.07(b)(ii).

“Adjusted RSU” has the meaning set forth in Section 1.07(b)(i).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“AML Laws” means, as applicable, the financial recordkeeping and reporting requirements of (i) the Currency and Foreign Transactions Reporting Act of 1970 (i.e., the Bank Secrecy Act), as amended, (ii) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same and (iii) any other money laundering statutes of all jurisdictions in which the Company operates, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Body.

“Angel Loan Fund Agreement” means the Loan Agreement, dated as of June 26, 2018 (as supplemented by the In Event of Sale Agreement, dated as of June 26, 2018), by and between the Company and the Minnesota Department of Employment and Economic Development.

“Antitrust Laws” has the meaning set forth in Section 5.09(b).

“ASIC” means the Australian Securities & Investments Commission.

“ASX” means ASX Limited or the market operated by it, as the context requires

“ASX Listing Rules” has the meaning set forth in Section 2.06.

“ASX Settlement” means ASX Settlement Pty Ltd (ABN 49 008 504 532).

“ASX Settlement Rules” means the operating rules of the settlement facility provided by ASX Settlement.

“Australian Prospectus” has the meaning set forth in Section 5.02.

“Australian Stockholder” means (a) any Company Stockholder that receives the offer of Parent Ordinary Shares in Australia (and its external territories) as such Company Stockholder’s Merger Consideration or (b) any Company Stockholder, holder of vested Company Options or vested Company RSUs, as applicable, whose address shown in the register of Company Stockholders, vested Company Options or vested Company RSU’s, as applicable, as maintained by the Company is in Australia (and its external territories).

“Australian Waivers” has the meaning set forth in Section 6.01(g).

“Awards” has the meaning set forth in Section 2.03(b).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.02.

“Book-Entry Share” has the meaning set forth in Section 1.09.

“Burdensome Condition” means any action if such action would, or would reasonably be expected to, (a) prevent consummation of the Contemplated Transactions, including the Merger, (b) limit or otherwise adversely affect the right of Parent and its Subsidiaries to control any of the Company and its Subsidiaries or (c) have a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of Parent and its Subsidiaries, taken as a whole, together with the Company and its Subsidiaries, taken as a whole, on a combined basis.

“Business Day” means any day that is both (i) not a Saturday, a Sunday or a day on which the banks in New York, New York, the United States of America, or Sydney, New South Wales, Australia, are authorized or required to close by applicable Law and (ii) a business day as defined in the ASX Listing Rules.

“Certificate” has the meaning set forth in Section 1.09.

“Certificate of Merger” has the meaning set forth in Section 1.03.

“CHESS” means the clearing house electronic sub-register system of share transfers operated by ASX Settlement.

“Clean Team Agreement” has the meaning set forth in Section 5.01(c).

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Code” has the meaning set forth in Section 1.11.

“Company” has the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.07(e).

“Company ASX Documents” has the meaning set forth in Section 2.07(a)

“Company Balance Sheet Date” means September 30, 2021.

“Company Board” has the meaning set forth in the Recitals.

“Company CDIs” means CHESS Depositary Interests representing shares of the Company Shares (in the ratio of one (1) Company Share to one (1) CDI).

“Company Disclosure Letter” has the meaning set forth in Article 2.

“Company Employee” has the meaning set forth in Section 5.10(a).

“Company Equity Awards” means the Company Options, Company RSUs and Company Restricted Shares.

“Company Form 10” means the Form 10 (File no. 000-56267) filed by the Company with the SEC, as amended.

“Company IP Contracts” means all Contracts in force, the primary subject of which is the grant of rights, title or interests with respect to Intellectual Property and under which the Company or any of its Subsidiaries has obtained from or granted to any third party any license, covenant not to sue, covenant to restrict use or registration, co-existence agreement, settlement agreement or other right, title or interest in any Intellectual Property that is material to the continued operation of the businesses of the Company or any of its Subsidiaries as of the date of this Agreement, except for (a) non-exclusive licenses of Intellectual Property granted to or obtained from customers or contractors in connection with the provision of goods or services in the ordinary course of business, (b) Contracts with respect to Off-the-Shelf Software, and (c) standard nondisclosure and invention assignment agreements entered into in the ordinary course of business.

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, development, circumstance, occurrence, or other matter (each, an “Effect”) that, individually or in the aggregate with any other change, effect, event, development, circumstance, occurrence, or other matter (i) has a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of the Company and its Subsidiaries, taken as a whole; or (ii) would prevent, materially impede or materially delay the consummation of the Merger; provided, however, that, solely in determining whether a Company Material Adverse Effect has occurred with respect to the foregoing clause (i), any Effect occurring after the date of this Agreement to the extent resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiaries operate, in each case, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which the Company and its Subsidiaries operate, (b) the negotiation, execution, announcement or pendency of, or entry into (except for purposes of Section 2.02), this Agreement or the Contemplated Transactions, (c) any change in the market price or trading volume of the Company Shares; provided, that, this exception will not preclude a determination that any matter underlying such change has resulted in or contributed to a Company Material Adverse Effect, unless otherwise excluded from the definition of Company Material Adverse Effect, (d) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events, (e) changes in Laws, regulations, or accounting principles, or interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries operate, (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein, or any action taken or omitted to be taken by the Company (1) at the written request or with the prior written consent of Parent or (2) due to Parent rejecting in writing a request made by the Company in writing to take an action that is otherwise prohibited by this Agreement, (g) the Credit Agreement Amendment or New Credit Agreement not being executed; provided, that the Company has complied in all material respects with its obligations under Section 5.09(f), (h) any regulatory changes, effects, developments or occurrences relating to or affecting any of the Company’s Products, in each case, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which the Company and its Subsidiaries operate, (i) the initiation or settlement of any legal proceedings commenced by or involving (1) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (2) any current or former stockholder (on their own or on behalf of the Company) arising out of or related to this Agreement or the Contemplated Transactions, (j) matters set forth in Section 2.09 of the Company Disclosure Letter, (k) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that any matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect, unless otherwise excluded from the definition of Company Material Adverse Effect, or (l) any epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Body, the U.S. Centers for Disease Control and Prevention, the State or Territory Governments of Australia or the Commonwealth of Australia or the World Health Organization or an industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), in each case of this clause (l), except to the extent such matters have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which the Company and its Subsidiaries operate.

“Company Material Contract” has the meaning set forth in Section 2.13(a)(xvii).

“Company Notice of Change” has the meaning set forth in Section 5.07(f).

“Company Option” means an option to purchase a Company Share granted under a Company Stock Plan.

“Company Organizational Documents” has the meaning set forth in Section 2.01.

“Company Owned Intellectual Property” means all Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Company Owned Software” has the meaning set forth in Section 2.14(g).

“Company Permits” has the meaning set forth in Section 2.20(b).

“Company Plan” means a Plan that the Company or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, individual independent contractor or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any Liability; provided, however, that Company Plan will not include any Plan that is maintained for the benefit of current or former employees, officers, individual independent contractors or directors of the Company or any of its Subsidiaries who are primarily located in a jurisdiction other than the U.S. if the benefits provided thereunder are required to be provided by statute and do not exceed the level of benefits required to be so provided. For clarity, “Company Plans” includes “Company Stock Plans.”

“Company Public Documents” has the meaning set forth in Section 2.07(a)

“Company Real Property” has the meaning set forth in Section 2.11(b).

“Company Recommendation” has the meaning set forth in Section 2.02.

“Company Registered Intellectual Property” has the meaning set forth in Section 2.14(a).

“Company Restricted Share” means a Company Share issued under a Company Stock Plan that is subject to a substantial risk of forfeiture.

“Company RSU” means a restricted stock unit granted under a Company Stock Plan.

“Company SEC Documents” has the meaning set forth in Section 2.07(a)

“Company Share” has the meaning set forth in the Recitals.

“Company Stock Plans” has the meaning set forth in Section 2.03(b).

“Company Stockholder Approval” has the meaning set forth in Section 2.02.

“Company Stockholders” has the meaning set forth in the Recitals.

“Company Stockholders’ Meeting” has the meaning set forth in Section 5.03(a).

“Company Support Agreements” has the meaning set forth in the Recitals.

“Company TSR” has the meaning set forth in Section 1.07(b)(ii)(1).

“Confidentiality Agreement” has the meaning set forth in Section 5.01(c).

“Company Tax Opinion” has the meaning set forth in Section 5.17(a).

“Contemplated Transactions” has the meaning set forth in the Recitals.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or under which such party’s properties or assets are bound.

“Copyrights” means all registered works of authorship (whether or not copyrightable) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Corporations Act” means the Corporations Act 2001 (Cth).

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences) or any mutations thereof and/or any worsening of such matters.

“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other legal requirement, decree, judgment, injunction or other order, directive or guidelines by any Governmental Body or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“COVID-19 Relief Legislation” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136, the Consolidated Appropriations Act, 2021, Pub. L. 116-260, the American Rescue Plan Act of 2021, Pub. L. 117-2, and any similar U.S., non-U.S., state or local grant, subsidy, allowance, relief scheme, stimulus fund, program or measure enacted by a Governmental Body in connection with or in response to COVID-19.

“Credit Agreement Amendment” has the meaning set forth in Section 5.09(f).

“Defaulting Party” has the meaning set forth in Section 7.03(c).

“Depositary Bank” has the meaning set forth in Section 1.10(a)

“DGCL” has the meaning set forth in Section 1.01.

“Effect” has the meaning set forth in the definition of Company Material Adverse Effect.

“Effective Time” has the meaning set forth in Section 1.03.

“Election” has the meaning set forth in Section 1.08(b).

“Election Deadline” has the meaning set forth in Section 1.08(a).

“Election Period” has the meaning set forth in Section 1.08(c)

“Environmental Laws” means all Laws concerning (a) pollution, restoration or protection of the environment or human health (in regards to exposure to Hazardous Substances) and/or (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance.

“ERISA” has the meaning set forth in Section 2.17(d).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company, Parent or any of their respective Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange” has the meaning set forth in Section 5.14.

“Exchange Act” has the meaning set forth in Section 2.06.

“Exchange Agent” has the meaning set forth in Section 1.10(a).

“Exchange Fund” has the meaning set forth in Section 1.10(a).

“Exchange Rate” means the Australian dollar / U.S. dollar exchange rate official closing mid-market exchange rate published on the Reserve Bank of Australia website (http://www.rba.gov/au/statistics/frequency/exchange-rates.html) on the applicable date of determination.

“Exchange Ratio” means 0.98.

“Excluded Shares” has the meaning set forth in Section 1.07(a)(ii).

“Existing Credit Agreement” means the Revolving Credit and Security Agreement, dated as of February 10, 2021 (as amended by Amendment No. 1, dated as of April 29, 2021), by and among Sezzle Funding SPE II, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent for the secured parties.

“FCPA” has the meaning set forth in Section 2.20(d).

“Finance Leases” means all obligations and liabilities for or under finance leases (determined in accordance with GAAP or IFRS, as applicable).

“Financing” has the meaning set forth in the Recitals.

“Form 8-A” has the meaning set forth in Section 5.06.

“Form F-6” has the meaning set forth in Section 5.06.

“Form of Election” has the meaning set forth in Section 1.08(c).

“Former Subsidiary Excluded Shares” has the meaning set forth in Section 1.07(a)(ii).

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, securities exchange (including, among others, the ASX), regulator or body, including, any arbitrator or arbitral body, and mediator, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing (including any state attorney general).

“Governmental Order” means any injunction, order, rule, judgment, decree, writ, stipulation, enforcement action, memorandum of understanding, determination, award or other similar arrangement by any Governmental Body or securities exchange (including, among others, the ASX).

“Hazardous Substance” means any (a) petroleum products or byproducts, radioactive materials, friable asbestos or other similarly hazardous substances or (b) waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import under any Environmental Law.

“HSR Act” has meaning set forth in Section 2.06.

“IFRS” means International Financial Reporting Standards as applied in Australia pursuant to the Australian Accounting Standards.

“Implied Per Share Value” means AUS $2.17.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than trade payables or accruals incurred in the ordinary course of business and payable in accordance with customary practices); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (d) all obligations of such Person under Finance Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of the maximum such potential responsibility or liability); and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) will be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Party” has the meaning set forth in Section 5.11(b).

“Intellectual Property” means all: (a) Trademarks; (b) Patents; (c) Trade Secrets; (d) Copyrights; and (e) other intellectual property rights, whether registered or unregistered, with respect to (a) through (e), in any jurisdiction worldwide.

“Intended Tax Treatment” has the meaning set forth in Section 5.17(a).

“Intentional Breach” has the meaning set forth in Section 7.02.

“Intervening Event” means any material event, material development or material change in circumstances occurring or arising after the date of this Agreement to the extent that such event, development or change in circumstances (a) was neither known nor reasonably foreseeable by the Company Board or Parent Board, as applicable, as of or prior to the date of this Agreement and (b) does not relate in any way to any Acquisition Proposal with respect to the party determining that an Intervening Event has occurred (including receipt, existence or terms of any Acquisition Proposal or any matter relating thereto or consequence thereof); provided that in no event shall the following constitute or be taken into account in determining the existence of an Intervening Event: (1) the parties hereto meeting, exceeding or failing to meet projections, plans or financial forecasts for any period, (2) any decline in the trading price or trading volume of the shares or capital stock of a party hereto, (3) changes in economic conditions or financial markets in the United States, Australia or elsewhere or (4) changes in Laws or the interpretation thereof.

“IPO” means a public offering of the equity securities, or de-SPAC transaction or direct listing of capital stock of the Company, any Subsidiary of the Company or any successor of the Company (excluding the Surviving Corporation or Parent).

“IRS Ruling” has the meaning set forth in Section 5.17(a).

“ITAA 1997” has the meaning set forth in Section 5.17(e).

“Key Employee” means any vice president or more senior employee of the Company or Parent, as applicable, or any of their respective Subsidiaries, employed as of the date of this Agreement.

“Knowledge” of Parent or the Company, as applicable means the actual knowledge of the individuals set forth on Section 8.11(a) of the Company Disclosure Letter and Section 8.11(a) of the Parent Disclosure Letter after due inquiry of his or her direct reports.

“Law” means any applicable foreign, Australian or U.S. federal, state, local, provincial, or municipal law (including common law), treaty, statute, code, order, ordinance, Permit, rule (including the ASX Listing Rules), regulation, or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“M&A Committee” has the meaning set forth in the Recitals.

“M&A Committee Recommendation” has the meaning set forth in the Recitals.

“Measurement Date” has the meaning set forth in Section 2.03(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.07(a)(iii)(B).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“New Credit Agreement” has the meaning set forth in Section 5.09(f).

“New Parent Equity Awards” means, collectively, the Adjusted RSUs and Adjusted Options.

“Non-Conflicting Acquisition Proposal” means an Acquisition Proposal with respect to Parent that would not, or would not reasonably be likely to, significantly decrease the likelihood of consummating, or significantly delay the consummation of, the Contemplated Transactions, the Parent Share Issuance or the Financing, including as a result of decreasing the likelihood of obtaining, or increasing the likelihood of significantly delaying the obtainment of, the Required Approvals.

“Non-Defaulting Party” has the meaning set forth in Section 7.03(c).

“Non-U.S. Plan” means a Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Law also applies).

“Notice of Parent Extraordinary General Meeting” has the meaning set forth in Section 5.03(c)(i).

“OECD Convention” has the meaning set forth in Section 2.20(d).

“Off-the-Shelf Software” means Software, other than Open Source Software, obtained from a third party on a non-exclusive basis on general commercial terms, for fixed payments of less than two hundred and fifty thousand dollars ($250,000) in the aggregate or annual payments of less than two hundred and fifty thousand dollars ($250,000) per year.

“Open Source Software” means any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation), (b) pursuant to any license identified as an “open source license” or that substantially conforms to the “open source definition” (as those terms are defined by the Open Source Initiative), or (c) under any similar licensing or distribution model as (a) or (b).

“Parent” has the meaning set forth in the Preamble.

“Parent ADR” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent ADR Electing Consideration” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent ADR Electing Shares” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent ADR Election” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent Adverse Recommendation Change” has the meaning set forth in Section 5.08(e).

“Parent ASX Documents” has the meaning set forth in Section 3.08(a).

“Parent Balance Sheet Date” means September 30, 2021.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Disclosure Letter” has the meaning set forth in Article 3.

“Parent Equity Plan” means the Plan under which Parent or any of its Subsidiaries has granted any equity or equity-based compensation, in each case, as amended.

“Parent Excluded Shares” has the meaning set forth in Section 1.07(a)(i).

“Parent Extraordinary General Meeting” has the meaning set forth in the Recitals.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, (i) has a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of Parent and its Subsidiaries, taken as a whole; or (ii) would prevent, materially impede or materially delay the consummation of the Merger; provided, however, that, solely in determining whether a Parent Material Adverse Effect has occurred with respect to the foregoing clause (i), any Effect occurring after the date of this Agreement to the extent resulting from any of the following will not be deemed to constitute a Parent Material Adverse Effect and will be disregarded in determining whether a Parent Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which Parent and its Subsidiaries operate, in each case, except to the extent such matters have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which Parent and its Subsidiaries operate, (b) the negotiation, execution, announcement or pendency of, or entry into (except for purposes of Section 3.02), this Agreement or the Contemplated Transactions, (c) any change in the market price or trading volume of the Parent Ordinary Shares; provided, that, this exception will not preclude a determination that any matter underlying such change has resulted in or contributed to a Parent Material Adverse Effect, unless otherwise excluded from the definition of Parent Material Adverse Effect, (d) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events, (e) changes in Laws, regulations, or accounting principles, or interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which Parent and its Subsidiaries operate, (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein, or any action taken or omitted to be taken by Parent (1) at the written request or with the prior written consent of the Company or (2) due to the Company rejecting in writing a request made by Parent in writing to take an action that is otherwise prohibited by this Agreement, (g) any regulatory changes, effects, developments or occurrences relating to or affecting any of Parent’s Products, in each case, except to the extent such matters have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which Parent and its Subsidiaries operate, (h) the initiation or settlement of any legal proceedings commenced by or involving (1) any Governmental Body in connection with this Agreement, the Contemplated Transactions or the Parent Share Issuance or the issuance of the New Parent Equity Awards or (2) any current or former stockholder (on their own or on behalf of Parent) arising out of or related to this Agreement, the Contemplated Transactions or the Parent Share Issuance or the issuance of the New Parent Equity Awards, (i) matters set forth in Section 3.10 of the Parent Disclosure Letter, (j) any failure by Parent to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that any matter underlying such failure has resulted in or contributed to a Parent Material Adverse Effect, unless otherwise excluded from the definition of Parent Material Adverse Effect, or (k) any epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Body, the U.S. Centers for Disease Control and Prevention, the State or Territory Governments of Australia or the Commonwealth of Australia or the World Health Organization or an industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), in each case of this clause (k), except to the extent such matters have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which Parent and its Subsidiaries operate.

“Parent Measurement Date” has the meaning set forth in Section 3.03(a).

“Parent Notice of Change” has the meaning set forth in Section 5.08(f).

“Parent Option” has the meaning set forth in Section 3.03(b).

“Parent Ordinary Share Electing Share” has the meaning set forth in Section 1.07(a)(iii)(A).

“Parent Ordinary Share Election” has the meaning set forth in Section 1.07(a)(iii)(A).

“Parent Ordinary Share Election Consideration” has the meaning set forth in Section 1.07(a)(iii)(A).

“Parent Ordinary Shares” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent Organizational Documents” has the meaning set forth in Section 3.01.

“Parent Owned Intellectual Property” means all Intellectual Property that is owned by Parent or any of its Subsidiaries.

“Parent Owned Software” has the meaning set forth in Section 3.14(g).

“Parent Permits” has the meaning set forth in Section 3.16(b).

“Parent Plan” means a Plan that Parent or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, individual independent contractor or director of Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any Liability; provided, however, that Parent Plan will not include any Plan that is maintained for the benefit of current or former employees, officers, individual independent contractors or directors of Parent or any of its Subsidiaries who are primarily located in a jurisdiction other than the U.S. if the benefits provided thereunder are required to be provided by statute and do not exceed the level of benefits required to be so provided.

“Parent Real Property” means any real property disclosed in the Parent Disclosure Letter.

“Parent Recommendation” has the meaning set forth in Section 3.02.

“Parent Registered Intellectual Property” has the meaning set forth in Section 3.14(a).

“Parent RSU” has the meaning set forth in Section 3.03(b).

“Parent Share Issuance” has the meaning set forth in the Recitals.

“Parent Stockholder” has the meaning set forth in the Recitals.

“Parent Stockholder Approval” has the meaning set forth in Section 3.02.

“Parent Support Agreements” has the meaning set forth in the Recitals.

“Parent Termination Fee” means thirty-one million four hundred thousand Australian Dollars (AUS $31,400,000).

“Patents” means issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Permits” means all approvals, authorizations, registrations, certificates, consents, licenses, exemptions, orders, decrees and permits and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Financing” has the meaning set forth in Section 5.19(a).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP or IFRS, as applicable, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are not delinquent and that are not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations imposed by a Governmental Body, which are not violated by the current use of such real property, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title that do not materially impair or interfere with the occupancy, marketability or use of the associated real property for the purposes for which it is currently used, (e) Liens arising under workers’ compensation, unemployment insurance and social security incurred in the ordinary course of business, (f) purchase money Liens and Liens securing rental payments under Finance Leases and (g) (i) non-exclusive licenses of Intellectual Property granted to or obtained from customers or contractors in connection with the provision of goods or services in the ordinary course of business, (ii) Contracts with respect to Off-the-Shelf Software and (iii) standard nondisclosure and invention assignment agreements entered into in the ordinary course of business.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a Governmental Body or any department, agency or political subdivision thereof.

“Personal Information” means data and information that is linked to, or capable of identifying, alone or in combination with other information, a natural person and any other data and information that constitutes personal data or personal information under any applicable Law.

“PFIC” has the meaning set forth in Section 3.17(d).

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any other compensation and benefit plan, policy, program, arrangement, or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more Persons, including, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, individual consulting, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, health, dental, vision, collective bargaining, disability, life insurance, death benefit, fringe benefit or other benefit plan, policy, program, arrangement, or agreement.

“Pre-Closing Period” has the meaning set forth in Section 4.01(a).

“Privacy Laws” mean foreign or domestic Laws relating to privacy and/or data security of Personal Information.

“Privacy Policies” has the meaning set forth in Section 2.20(e).

“Products” means any product or service that the Company or Parent, or each of their respective Subsidiaries, has developed, distributed, marketed or sold.

“Prohibited Payment” has the meaning set forth in Section 2.20(d).

“Proxy Statement” has the meaning set forth in Section 2.22.

“Public Benefit” means the specific public benefit contained in Article III of the Company’s Fourth Restated Certificate of Incorporation of having a material positive effect (or reduction of negative effects) on consumer empowerment, education and transparency in the Company’s local, national and global communities.

“Public Transaction Disclosure” has the meaning set forth in Section 5.12.

“Real Property Lease” has the meaning set forth in Section 2.11(b).

“Receivables Purchase Agreement” has the meaning set forth in Section 5.22.

“Registration Statement” has the meaning set forth in Section 5.02.

“Reimbursable Expenses” has the meaning set forth in Section 7.03(b)(iii).

“Remedy” has the meaning set forth in Section 5.09(b).

“Replacement Entity” has the meaning ascribed to it in section 124-780 of the ITAA 1997.

“Representative” means, in respect of a Person, such Person’s directors, managers, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

“Required Approvals” has the meaning set forth in Section 6.01(h).

“Rollover Provisions” has the meaning set forth in Section 5.17(e).

“Sanctioned Country” means, at any time, a country or territory which itself is the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means, at any time, (a) any Person listed on any Sanctions-related list of sanctioned Persons maintained by relevant Governmental Bodies, including the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, Her Majesty’s Treasury of the United Kingdom, the European Union or any EU Member State or the United Nations Security Council, (b) any Person located, organized or resident in a Sanctioned Country, (c) any Person otherwise subject to Sanctions or (d) any Person owned or controlled by any such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Bodies, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, Her Majesty’s Treasury of the United Kingdom, the European Union or any EU Member State or the United Nations Security Council.

“SEC” has the meaning set forth in Section 2.06.

“Securities Act” has the meaning set forth in Section 2.06.

“Security Breach” has the meaning set forth in Section 2.20(e).

“Sezzle Inc. 2016 Option Plan” means the Sezzle Inc. 2016 Employee Stock Option Plan, as amended.

“Sezzle Inc. 2019 Equity Plan” means the Sezzle Inc. 2019 Employee Stock Option Plan, as amended.

“Sezzle Inc. 2021 Equity Plan” means the Sezzle Inc. 2021 Employee Equity Incentive Plan, as amended.

“Software” means computer software and databases, including object code, source code, firmware and embedded versions thereof and documentation related thereto.

“Strategic Transactions” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Subsidiary Excluded Shares” has the meaning set forth in Section 1.07(a)(ii).

“Superior Proposal” means a bona fide Acquisition Proposal (except for references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that the Parent Board or a committee thereof or the Company Board or a committee thereof, as applicable, has determined in good faith, after receiving the advice of its outside counsel and its outside financial advisor, taking into account all factors that the Parent Board or the Company Board considers relevant, as applicable, including legal, financial or regulatory provisions, the payment of any Termination Fee or Parent Termination Fee, as applicable, contemplated by this Agreement and other aspects of such offer or proposal and the Person making the proposal, and, after balancing the pecuniary interests of the Company Stockholders or the Parent Stockholders, as applicable, and solely with respect to the Company, the best interests of those materially affected by the Company’s conduct and the Public Benefit, is (i) superior to the Contemplated Transactions reflected in this Agreement and (ii) reasonably capable of being consummated; provided, that with respect to the Company any Acquisition Proposal for the direct or indirect acquisition or purchase of equity securities or capital stock (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such equity securities or capital stock) of the Company is an Acquisition Proposal offered to all of the holders of the outstanding shares of voting capital stock of the Company.

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “interested shareholder,” “affiliate transaction,” or “business combination” Law or other similar antitakeover Laws, including Section 203 of the DGCL.

“Tax” or “Taxes” means any and all U.S. federal, state, local, or non-U.S. taxes, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, branch profits, withholding, social security (or similar, including FICA), unemployment, disability, wealth, net worth, ad valorem, real property, personal property, sales, use, services, digital services, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax, including any interest, penalty, or addition thereto, whether disputed or not, and any liability for any of the foregoing resulting from having been a member of a group filing a combined, consolidated, affiliated, unitary or similar group, by operation of any other applicable Law, or as a transferee or successor.

“Tax Action” means any audit, examination, investigation, appeal, contest, litigation or other proceeding with or against any Governmental Body in respect of Taxes.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules, attachments or any related or supporting information) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including all information returns relating to Taxes of third parties, any claims for refund of Taxes and any amendments or supplements to any of the foregoing.

“Termination Date” has the meaning set forth in Section 7.01(d)(ii).

“Termination Fee” means seven million eight hundred thousand Australian Dollars (AUS $7,800,000).

“Trade Secrets” means trade secrets and other proprietary or confidential information.

“Trademarks” means trademarks, service marks, trade names, trade dress and similar indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Transaction Agreements” means this Agreement, the Company Support Agreements, the Parent Support Agreements, the Underwriting Agreement or any other agreement contemplated hereby and thereby.

“Transaction Resolutions” has the meaning set forth in the Recitals.

“Treasury Regulations” means the regulations promulgated under the Code.

“Underwriters” means Merrill Lynch Equities (Australia) Limited (ABN 65 006 276 795) and Jarden Australia Pty Limited.

“Underwriting Agreement” has the meaning set forth in Section 3.07.

“WARN” means the Workers Adjustment and Retraining Notification Act of 1988.

8.12 Other Definitional Provisions.

(a) All references in this Agreement to Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.

(b) Exhibits to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereto,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and “dollars” will be deemed to refer to U.S. currency unless otherwise specifically provided and all references to “AUS $” will be deemed to refer to Australian currency unless otherwise specifically provided. All references to a “list”, “copy” or “schedule” mean a true, correct and complete list, copy or schedule, as applicable.

(d) Pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires.

(e) If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(f) The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material.

(h) the term “made available” means any document or other information that was (i) included in the virtual data room of a party hereto, (ii) filed by a party hereto with the ASX or ASIC and publicly available or (iii) filed by a party hereto with the SEC and publicly available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, not less than two (2) Business Days prior to the date of this Agreement.

8.13 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties hereto shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties hereto to the maximum extent permitted by applicable Law.

8.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company, Parent, or Merger Sub in accordance with their specific terms or were otherwise breached by the Company, Parent or Merger Sub. It is accordingly agreed that (a) the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub and to enforce specifically the terms and provisions hereof against Parent or Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which the Company is entitled at law or in equity, including damages in the event of Parent’s or Merger Sub’s Intentional Breach of this Agreement, without posting any bond or other undertaking and (b) Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof against the Company in any court having jurisdiction, this being in addition to any other remedy to which Parent or Merger Sub is entitled at law or in equity, including damages in the event of the Company’s Intentional Breach of this Agreement, without posting any bond or other undertaking. The parties hereto acknowledge that the agreements contained in this Section 8.14 are an integral part of the Contemplated Transactions and that, without these agreements, neither the Company nor Parent would enter into this Agreement.

(Signature page follows.)

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

SEZZLE INC.

By:	/s/ Charles G. Youakim
	Name:	Charles G. Youakim
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXECUTED by Zip Co Limited ACN 129 546 428 by:	) ) )

/s/ Larry Diamond		/s/ Peter Gray
Signature of director		Signature of director/company secretary

Larry Diamond		Peter Gray
Full name of director		Full name of director

☒ Tick if signatory signs electronically.

By ticking this box the signatory confirms that it has signed this document electronically in accordance with section 127(3B) of the Corporations Act 2001 (Cth)

☒ Tick if signatory signs electronically.

By ticking this box the signatory confirms that it has signed this document electronically in accordance with section 127(3B) of the Corporations Act 2001 (Cth)

☒ Tick if the signatory has signed a separate counterpart of this document as permitted by section 127(3C) of the Corporations Act 2001 (Cth)		☒ Tick if the signatory has signed a separate counterpart of this document as permitted by section 127(3C) of the Corporations Act 2001 (Cth)

[Signature Page to Agreement and Plan of Merger]

MERGER SUB:

MIYAGI MERGER SUB, INC.

By:	/s/ David Tyler
	Name:	David Tyler
	Title:	Secretary

[Signature Page to Agreement and Plan of Merger]